

Scott J. Lauber
Chairman and Chief Executive Officer
231 W. Michigan Street
Milwaukee, WI 53203

March 26, 2026

Dear Preferred Stockholder:

Wisconsin Electric Power Company, which does business under the trade name of We Energies, will hold its Annual Meeting of Stockholders on Thursday, April 30, 2026, at 10:00 a.m., Central time, in the Corporate Conference Center on the first floor of the Public Service Building, 231 W. Michigan Street, Milwaukee, Wisconsin 53203.

We are not soliciting proxies for this meeting, as more than 99% of the voting stock is owned, and will be voted, by Wisconsin Electric Power Company parent, WEC Energy Group, Inc. If you wish, you may vote your shares of preferred stock in person at the meeting; however, there will be no company update session at the meeting. Please see page 1 of this information statement for more information about meeting attendance.

The annual report of Wisconsin Electric Power Company is attached as Appendix B to this information statement. If you have any questions, please contact Stockholder Services by email at WEC-Stockholder Services@wecenergygroup.com.

Thank you for your support.

Sincerely,

Scott J. Lauber
Chairman and Chief Executive Officer

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

March 26, 2026

To the Stockholders of Wisconsin Electric Power Company:

The 2026 Annual Meeting of Stockholders of Wisconsin Electric Power Company will be held on Thursday, April 30, 2026 at 10:00 a.m., Central time, in the Corporate Conference Center on the first floor of the Public Service Building, 231 W. Michigan Street, Milwaukee, Wisconsin 53203, for the following purposes:

1. To elect the five members of the Board of Directors to hold office until the 2027 Annual Meeting of Stockholders; and

2. To consider any other matters that may properly come before the meeting.

Stockholders of record at the close of business on March 4, 2026, are entitled to vote. The following pages provide additional details about the meeting as well as other useful information.

Important Notice Regarding the Availability of Materials Related to the Stockholder Meeting to Be Held on Thursday, April 30, 2026 – The Information Statement and 2025 Annual Report to Stockholders are available at:

www.wisconsinelectric.com

By Order of the Board of Directors,

Margaret C. Kelsey
Executive Vice President, General Counsel and Corporate Secretary



We Energies
231 W. Michigan Street
Milwaukee, WI 53203

INFORMATION STATEMENT

This information statement is being furnished to stockholders beginning on or about March 26, 2026, in connection with the annual meeting of stockholders of Wisconsin Electric Power Company ("WE" or the "Company"), which does business under the trade name of We Energies, and all adjournments or postponements of the annual meeting, for the purposes listed in the preceding Notice of Annual Meeting of Stockholders. The annual meeting of stockholders will be held on Thursday, April 30, 2026 (the "Meeting"), at 10:00 a.m., Central time, in the Corporate Conference Center on the first floor of the Public Service Building, 231 W. Michigan Street, Milwaukee, Wisconsin 53203. The WE annual report to stockholders is attached as Appendix B to this information statement.

We are not asking you for a proxy and you are requested not to send us a proxy. However, you may vote your shares of preferred stock at the Meeting. If you would like to attend the Meeting, please contact Stockholder Services by email at WEC-Stockholder-Services@wecenergygroup.com.

VOTING SECURITIES

As of March 4, 2026, WE had outstanding 44,498 shares of $100 par value Six Per Cent. Preferred Stock; 260,000 shares of $100 par value 3.60% Serial Preferred Stock; and 33,289,327 shares of common stock. Each outstanding share of each class is entitled to one vote. Stockholders of record at the close of business on March 4, 2026 will be entitled to vote at the Meeting. In order to conduct the Meeting, a majority of the outstanding shares entitled to vote must be represented at the Meeting. This is known as a "quorum." All of WE's outstanding common stock, representing more than 99% of its voting securities, is owned by its parent company, WEC Energy Group, Inc. ("WEC Energy Group"), and will be represented at the Meeting. The principal business address of WEC Energy Group is 231 W. Michigan Street, Milwaukee, Wisconsin 53203. A list of stockholders entitled to vote at the Meeting will be available for inspection by stockholders at 231 W. Michigan Street, Milwaukee, Wisconsin 53203, prior to and at the Meeting. Please email us at WEC-Stockholder-Services@wecenergygroup.com to arrange to inspect the list.

INTERNET AVAILABILITY OF INFORMATION

The following documents can be found at wisconsinelectric.com:

- Notice of Annual Meeting;
- Information Statement; and
- 2025 Annual Report to Stockholders.

ELECTION OF DIRECTORS

At the Meeting, there will be an election of five directors. Based upon the recommendation of the Corporate Governance Committee of WEC Energy Group's Board of Directors (the "Corporate Governance Committee"), the individuals named below have been nominated by the WE Board of Directors (the "Board") to serve a one-year term expiring at the 2027 Annual Meeting of Stockholders and until they are re-elected or until their respective successors are duly elected and qualified.

Directors will be elected by a plurality of the votes cast by the shares entitled to vote, as long as a quorum is present. "Plurality" means that the individuals who receive the largest number of votes are elected as directors up to the maximum number of directors to be chosen. Therefore, shares not voted, whether by withheld authority or otherwise, have no effect in the election of directors.

Each nominee has consented to being nominated and to serve if elected. In the unlikely event that any nominee becomes unable to serve for any reason, the Board will select a substitute nominee based upon the recommendation of the Corporate Governance Committee.

Director Nominees

The Company does not have a nominating committee. The Corporate Governance Committee provides oversight for the nominating process on behalf of the Board.

Director nominees for the Board are evaluated as a whole with the goal of recommending nominees with diverse backgrounds and experience that, together, can best perpetuate the success of WE's business and represent stockholder interests. In addition to the specific experiences and skills of the individual director nominees identified below, the Corporate Governance Committee believes that director nominees must demonstrate certain key attributes including: proven integrity; mature and independent judgment; vision and imagination; ability to appraise problems objectively; ability to evaluate strategic options and risks; sound business experience and acumen; relevant technological, civic, economic, or social/cultural experience; social consciousness; achievement of prominence in career; willingness to dedicate sufficient time to board service; and familiarity with domestic and international issues affecting the Company's business. After considering the recommendations of the Corporate Governance Committee, the Board selected the nominees listed below.

Board Composition

The Corporate Governance Committee strives to recommend candidates who each bring a unique perspective to the Board in order to contribute to the collective diversity of the Board. As part of its process, in connection with the nomination of new directors to the Board, the Corporate Governance Committee considers several factors to ensure the entire Board collectively embraces a wide variety of characteristics, including professional background, experience, skills, and knowledge, as well as the criteria listed above. Each candidate will generally exhibit different and varying degrees of these characteristics.

Nominees for Election to the Board of Directors

Biographical information regarding each nominee is shown below. Ages are as of December 31, 2025. All nominees are officers of the Company and/or WEC Energy Group and are not independent.

Michael W. Hooper. Age 52.

- WEC Energy Group - Executive Vice President and Chief Operating Officer since May 2025
- Wisconsin Electric Power Company – President since April 2024
- Director of Wisconsin Electric Power Company since April 2024
- NiSource, Inc. - Senior Vice President and President and Chief Operating Officer, NIPSCO from May 2020 to March 2024. NiSource is a public utility holding company whose operating subsidiaries provide natural gas and electric service to customers across Indiana, Kentucky, Maryland, Ohio, Pennsylvania and Virginia.
- Mr. Hooper also serves as an executive officer and/or director of other major subsidiaries of WEC Energy Group.

Hooper has senior oversight responsibility for operations across Wisconsin, Illinois, Michigan and Minnesota, and primary responsibility for power generation, customer service, operations support services, major projects, gas engineering and electric distribution asset management. Based upon his prior leadership experience of another public electric and gas utility, as well as his experience with regulatory and legislative affairs, the Board concluded that Mr. Hooper should serve as a director of the Company.

Kyle A. Hoops. Age 63*.*

- WEC Energy Group – Senior Vice President, Power Generation since January 2024.
- Wisconsin Electric Power Company – Vice President, Power Generation 2021 to 2023.
- Wisconsin Public Service Corporation – Director, Power Generation Support 2015 to 2021.
- Mr. Hoops also serves as an officer and/or director of other major subsidiaries of WEC Energy Group.

Mr. Hoops has over 40 years of experience in utility operation and power generation, including responsibility for power generation at the Company and Wisconsin Public Service Corporation (WPS), overseeing the companies' combined generation fleet, which includes coal, natural gas, biomass, wind, solar and hydroelectric assets. Mr. Hoops' responsibilities also include overseeing those groups that support power generation including engineering, planning, training and safety. Based upon this experience, the Board concluded that Mr. Hoops should serve as a director of the Company.

Margaret C. Kelsey. Age 61.

- WEC Energy Group – Executive Vice President, General Counsel, and Corporate Secretary since January 2018.
- Wisconsin Electric Power Company – Executive Vice President, General Counsel, and Corporate Secretary since January 2018.
- Director of Wisconsin Electric Power Company since January 2018.
- Ms. Kelsey also serves as an executive officer and/or director of other major subsidiaries of WEC Energy Group.

Based primarily upon Ms. Kelsey's position and qualifications as Executive Vice President, General Counsel, and Corporate Secretary of WEC Energy Group and its utility subsidiaries including her extensive experience in legal, governance, compliance, and regulatory matters, as well as upon Ms. Kelsey's prior experience in managing corporate communications, strategic initiatives, business/corporate development, and treasury/risk management at a prior employer, the Board concluded that Ms. Kelsey should serve as a director of the Company.

Scott J. Lauber. Age 60.
- WEC Energy Group – President and CEO since February 2022; Senior Executive Vice President and Chief Operating Officer from June 2020 to January 2022.
- Wisconsin Electric Power Company – Chairman of the Board and CEO since February 2022; President from January 2022 to March 2024; Executive Vice President from June 2020 to December 2021.
- Director of WEC Energy Group since February 2022; Director of Wisconsin Electric Power Company since April 2016.
- Mr. Lauber also serves as an executive officer and/or director of other major subsidiaries of WEC Energy Group.

Mr. Lauber, who currently serves as President and CEO of WEC Energy Group and Chairman and CEO of Wisconsin Electric Power Company, has over 35 years of service at WEC Energy Group, including executive and financial management responsibility of its utility affiliates with a focus on operations and before that, long-range financial planning and oversight of the treasury function. Based upon this experience, the Board concluded that Mr. Lauber should serve as a director of the Company.

Xia Liu. Age 55.
- WEC Energy Group – Executive Vice President and Chief Financial Officer since June 2020.
- Wisconsin Electric Power Company – Executive Vice President and Chief Financial Officer since June 2020.
- Director of Wisconsin Electric Power Company since June 2020.
- Ms. Liu also serves as an executive officer and/or director of other major subsidiaries of WEC Energy Group.

Based primarily upon Ms. Liu's knowledge of the Company's industry and strong financial management experience including long-range financial planning, corporate forecasting and budgeting, treasury, accounting, tax, insurance and risk management, the Board concluded that Ms. Liu should serve as a director of the Company.

COMMITTEES OF THE WEC ENERGY GROUP BOARD OF DIRECTORS

WE is a wholly-owned subsidiary of WEC Energy Group, and the WE Board does not have any committees. The WEC Energy Group Board maintains the following committees, which oversee certain responsibilities on behalf of the WE Board: Audit and Oversight, Compensation, Corporate Governance, and Finance. All committees operate under a charter approved by WEC Energy Group's Board of Directors. A copy of each committee charter is posted in the "Governance" section of WEC Energy Group's website at wecenergygroup.com/govern/governance.htm and is available in print to any stockholder who requests it in writing from the Corporate Secretary. Members and principal responsibilities of the WEC Energy Group Board committees are provided below.

Members	Key Responsibilities; Meetings
Audit and Oversight Danny L. Cunningham, Chair Warner L. Baxter Ave M. Bie Maria C. Green Thomas K. Lane Glen E. Tellock	• Oversee the integrity of the financial statements. • Oversee management compliance with legal and regulatory requirements. • Oversee management's strategy for data privacy and security, including cyber and physical. • Oversee WEC Energy Group's and its subsidiaries' Ethics and Compliance program and review and recommended changes to the Code of Business Conduct. • Review, approve, and evaluate the independent auditors' qualifications, independence and services. • Oversee the performance of the internal audit function and independent auditors. • Discuss risk management and major risk exposures and steps taken to monitor and control such exposures. • Establish procedures for the submission and treatment of complaints and concerns regarding WEC Energy Group's and its subsidiaries' accounting controls and auditing matters. • Prepare the audit committee report required by the Securities and Exchange Commission ("SEC") for inclusion in the proxy and information statements. • The Audit and Oversight Committee conducted five meetings in 2025.

Members	Key Responsibilities; Meetings
Compensation Ulice Payne, Jr., Chair William M. Farrow III Thomas K. Lane	• Determine and annually review the Compensation Committee's compensation philosophy. • Oversee the development of competitive, performance-based executive and director compensation programs. • Review and approve the compensation paid to select employees, including WEC Energy Group's and the Company's executive officers (including base salaries, incentive compensation, and benefits). • Establish and administer the CEO compensation package. • Set performance goals relevant to the CEO compensation. • Annually evaluate CEO performance and determine compensation adjustments. • Annually assess whether any risks arising from the compensation program are reasonably likely to have a material adverse effect on WEC Energy Group and the Company. • Review WEC Energy Group's and the Company's plans for leadership and succession planning of executive officers. • Periodically review and assess WEC Energy Group's and the Company's strategy for human capital management initiatives. • Review and approve the implementation or revision of any clawback policy allowing WEC Energy Group to recoup compensation paid to its officers and its subsidiaries' other employees. • Prepare the reports required by the SEC for inclusion in the proxy and information statements. • Review the results of WEC Energy Group's most recent stockholder advisory vote on the compensation of WEC Energy Group's named executive officers. • The Compensation Committee conducted seven meetings in 2025 including one joint meeting with WEC Energy Group's Corporate Governance Committee.
Corporate Governance William M. Farrow III, Chair Ave M. Bie Cristina A. Garcia-Thomas	• Establish and annually review the Corporate Governance Guidelines to verify that the WEC Energy Group Board of Directors and the Company's Board are effectively performing their fiduciary responsibilities to stockholders. • Periodically review the charters of each committee of the WEC Energy Group Board of Directors and make recommended changes as appropriate. • Establish and annually review director candidate selection criteria, as well as the WEC Energy Group Board of Directors and each committee's structure, size, composition and leadership. • Identify and recommend candidates to be named as nominees of WEC Energy Group's Board of Directors and the Company's Board for election as directors. • Perform an annual review of WEC Energy Group's and the Company's Related Party Transaction Policy, and where appropriate, review and approve related party transactions in accordance with the policy. • Oversee the annual review of WEC Energy Group's Board performance. • Review and determine the compensation package of WEC Energy Group's non-management directors in conjunction with the Compensation Committee. • The Corporate Governance Committee conducted four meetings in 2025 including one joint meeting with the Compensation Committee.
Finance Mary Ellen Stanek, Chair Maria C. Green John D. Lange Ulice Payne, Jr.	• Review and monitor WEC Energy Group's and its subsidiaries' current and long-range financial policies and strategies, including each company's capital structure and dividend policy. • Authorize the issuance of corporate debt within limits set by WEC Energy Group's Board of Directors. • Discuss policies and financial programs with respect to financial risk management. • Approve the consolidated financial plans, including the consolidated capital budget for WEC Energy Group and its subsidiaries. • Review updates from the chair of the Investment Trust Policy Committee regarding the investment performance and operations of employee retirement and benefit plan assets. • The Finance Committee conducted three meetings in 2025.

The WE Board met three times during calendar year 2025. All WE Board members attended 100% of the total number of WE Board meetings during 2025, with the exception of Mr. Hoops, who was unable to attend one meeting due to a family emergency.

DIRECTOR COMPENSATION

All of the Company's current Board members and all director nominees are senior officers of WE and/or WEC Energy Group, and were not separately compensated as directors. Messrs. Hooper and Lauber, and Mmes. Kelsey and Liu, are named executive officers of WE, and any compensation received by these individuals for service as named executive officers may be found in the "Summary Compensation Table" on page 25 of this information statement.

OTHER MATTERS

The WE Board of Directors is not aware of any other matters that may properly come before the Meeting. The WE bylaws set forth the requirements that must be followed should a stockholder wish to propose any floor nominations for director or floor proposals at annual or special meetings of stockholders. In the case of annual meetings, the bylaws state, among other things, that notice and certain other documentation must be provided to WE at least 70 days and not more than 100 days before the scheduled date of the annual meeting. No such notices have been received by WE.

CORPORATE GOVERNANCE – FREQUENTLY ASKED QUESTIONS

Does WE have Corporate Governance Guidelines?

The Board follows WEC Energy Group's Corporate Governance Guidelines ("Guidelines"), which WEC Energy Group has maintained since 1996. The Guidelines have been modified over the years in response to evolving governance best practices and stakeholder expectations. The Guidelines provide a framework under which the WEC Energy Group and WE Boards conduct their business.

To maintain effective Guidelines, WEC Energy Group's Corporate Governance Committee annually reviews WEC Energy Group's and the Company's governance practices, taking into consideration discussions with WEC Energy Group stockholders as part of the investor outreach and engagement program, best practices, industry surveys, rating agency reports, and benchmarking studies, as well as governance guidelines published by institutional investors and proxy advisors.

The Guidelines are available in the "Governance" section of WEC Energy Group's website at wecenergygroup.com/govern/governance.htm and are available in print to any stockholder who requests them in writing from the Corporate Secretary.

How are directors determined to be independent?

No director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company.

What are the WEC Energy Group Board's standards of independence?

The guidelines the WEC Energy Group and WE Boards use in determining director independence are located in Appendix A of the Guidelines. The Guidelines are available in the "Governance" section of WEC Energy Group's website at wecenergygroup.com/govern/governance.htm. These standards of independence include a provision that a director will not be considered independent if he or she has been an employee of the Company and/or WEC Energy Group within the last five years.

Who are the independent directors?

All of WE's current Board members and director nominees are employees of the Company and/or WEC Energy Group and are not independent.

Are the WEC Energy Group Audit and Oversight and Compensation Committees comprised solely of independent directors?

Yes. These committees are comprised solely of independent directors who meet the independence requirements of the SEC, the New York Stock Exchange, and the Guidelines. In addition, the WEC Energy Group Audit and Oversight Committee is a separately designated committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended.

Is the office of CEO combined with the office of Chairman of the Board?

Yes. The office of CEO is currently combined with the office of Chairman of the Board at WE. Consistent with WE's bylaws and the Guidelines, the Board has discretion to combine and separate the offices of CEO and Chairman of the Board. The Board believes this structure promotes the development and execution of the Company's strategy and is appropriate given that WEC Energy Group owns all of the Company's common stock.

What is the Board's role in risk oversight?

The Board has overall responsibility for risk oversight and, in that capacity, oversees the Company's risk environment and associated management practices as part of its evaluation of the Company's ongoing operations and strategic direction. Because WE is a wholly-owned subsidiary of WEC Energy Group and does not have any committees, the WEC Energy Group Board and its committees oversee certain responsibilities on behalf of the WE Board, as described below.

WEC Energy Group has created a framework from which management is able to provide meaningful information to the WEC Energy Group and Company Boards to aid in their oversight responsibilities. As a standing practice, each year, management systematically evaluates the corporate risk areas, whereby business leaders identify existing, new or emerging issues or changes within their business areas that could have enterprise implications. Risk areas are then mapped to create a cumulative assessment of their significance and likelihood, taking into consideration industry benchmarking information, as appropriate. The mapping identifies line of responsibility for managing the risks to ensure accountability and focus.

WEC Energy Group's Enterprise Risk Steering Committee ("ERSC"), which consists of senior-level WEC Energy Group management employees, regularly reviews key risk areas and provides input into the development and implementation of effective compliance and risk management practices. On a bimonthly basis, the ERSC discusses findings of the annual enterprise risk assessment, holds in-depth discussions with members of management on identified subjects, and tracks the status of ongoing progress. Pertinent updates from these meetings are shared with the executive leadership team and are the subject of regular reports to the WEC Energy Group Board and its committees.

The WEC Energy Group Board retains collective responsibility for comprehensive risk oversight for WEC Energy Group and its subsidiaries, including short- and long-term critical risks that could impact WEC Energy Group and the Company. The WEC Energy Group Board believes that certain matters should be contemplated by the full WEC Energy Group Board. This includes oversight of risks that have the potential to result in significant financial or reputational consequences that could impact WEC Energy Group's brand, limit its sustainability or jeopardize its value to stockholders.

The WEC Energy Group Board has delegated certain other risk monitoring responsibilities to its committees. These committees routinely report to the WEC Energy Group Board on matters that fall within designated areas of responsibility, as described in each committee's charter. For more information about each committee's duties and responsibilities, see "Committees of the WEC Energy Group Board" above.

To carry out its risk oversight function, the WEC Energy Group Board and its committees meet regularly throughout the year. Board members receive briefings prepared by management and outside advisers on specific areas of current and emerging risks to the enterprise as captured through the enterprise risk management framework described above. Committees routinely report to the WEC Energy Group Board on matters that fall within designated areas of responsibility.

Examples of risk monitoring activity which have been designated to the WEC Energy Group Board committees include:

Audit and Oversight Committee. External auditor independence; ethics and compliance program; financial reporting; and legal and regulatory risks and compliance matters such as data privacy and security, including cyber, physical and operating technology, electric reliability standards, environmental, government relations, and litigation.

Compensation Committee. Compensation practices and programs; CEO performance; executive succession planning; and human capital management and development.

Corporate Governance Committee. WEC Board performance and succession planning; director independence; and governance structure and practices.

Finance Committee. Capital allocation; capital structure and financings; employee retirement and benefit plan assets; and insurance management.

These committees have direct access to, and meet as needed with, WEC Energy Group representatives without other management present to discuss matters related to risk management,

The Board believes that its leadership structure, in combination with WEC Energy Group's Board and committee structure and enterprise risk management program, effectively supports the Board's risk oversight function.

How can interested parties contact the members of the Board?

Correspondence may be sent to the directors in care of the Corporate Secretary, Margaret C. Kelsey, at the Company's principal executive office, PO Box 2046, Milwaukee, Wisconsin 53201.

All communications received as set forth above will be opened by the Corporate Secretary. Pursuant to instructions from the Board, all communication relating to the duties and responsibilities of the Board will be forwarded to the director or group of directors to whom they are addressed. However, communications unrelated to the duties and responsibilities of the Board, such as ordinary business matters, individual customer matters, mass mailings, new product or service suggestions, job inquiries, promotions of a product or service, or patently offensive material, will not be forwarded, and will be addressed as appropriate by management.

Does the Company have an Insider Trading Policy?

WEC Energy Group has adopted an insider trading policy that includes policies and procedures applicable to officers, directors, and employees of WEC Energy Group and the Company (collectively, "covered persons") the Company believes are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable listing standards. Among other things, the insider trading policy (i) prohibits trading by covered persons in WEC Energy Group and Company securities while aware of material, non-public information about WEC Energy Group or the Company except under pre-approved 10b5-1 trading plans, and (ii) specifies pre-clearance procedures (and who is subject to such procedures), open quarterly trading windows (and who is subject to such windows), and requirements regarding pre-approved trading plans that meet the requirements of Rule 10b5-1 under the Exchange Act. The insider trading policy, which also governs transactions by the Company itself, was filed as Exhibit 19 in the Company's Annual Report on Form 10-K for fiscal year 2025, filed with the SEC on February 20, 2026.

Does the Company have a written code of ethics?

Yes. All WE and WEC Energy Group directors, executive officers, and employees, including the principal executive, financial, and accounting officers, have a responsibility to comply with WEC Energy Group's Code of Business Conduct (the "Code"), to seek advice in doubtful situations, and to report suspected violations. All those subject to the Code, including WEC Energy Group's non-management directors, are required to participate in annual training on the elements of the Code.

WEC Energy Group's Compliance Officer has responsibility for overseeing the management and operations of the program, and for providing regular update reports to the Board and WEC Energy Group's Audit and Oversight Committee.

The Code addresses expectations for Company culture; work environment; business conduct; proper use and protection of Company resources, assets and information; and compliance with laws, rules and regulations. Neither WEC Energy Group nor the Company have provided any waiver to the Code for any director, executive officer, or other employee. The Code is available on WEC Energy Group's website at the following address: www.wecenergygroup.com/govern/codeofbusinessconduct.pdf. It is also available in print to any stockholder upon request in writing to the Corporate Secretary.

The Company has multiple ways individuals can report concerns and raise questions concerning the Code and other Company policies. As one reporting mechanism, WEC Energy Group has contracted with a third party so that individuals can confidentially and anonymously report suspected violations of the Code or other concerns, including those regarding accounting, internal accounting controls, or auditing matters.

Does the Company have policies and procedures in place to review and approve related party transactions?

Yes. WEC Energy Group has adopted a written policy on the review, approval or ratification of transactions with related persons, which is overseen by the Corporate Governance Committee, as delegated by the WEC Energy Group Board.

The policy provides that the Corporate Governance Committee will review any proposed, existing, or completed related party transaction in which the amount involved exceeds $120,000, and in which any related party had, has, or will have a direct or indirect material interest. In general, a "related party" includes all directors and executive officers of WEC Energy Group and/or the Company and their immediate family members, as well as stockholders beneficially owning 5% or more of WEC Energy Group's outstanding stock or the Company's preferred stock as defined in SEC rules. Legal Services reviews relevant information on transactions, arrangements, and relationships disclosed and makes a determination as to the existence of a related party transaction as defined by SEC rules and the policy. Related party transactions that are in, or are not inconsistent with, the best interests of WEC Energy Group or its subsidiaries, as applicable, are approved by the Corporate Governance Committee and reported to the WEC Energy Group Board. Related party transactions are disclosed in accordance with applicable SEC and other regulatory requirements.

In addition, the Code addresses, among other things, how to identify and report potential conflicts of interest, including those from related party transactions. The Code lists the following as examples of potentially problematic situations: (1) family members who are a supplier, contractor or customer of WEC Energy Group or any of its subsidiaries, including the Company, or work for one; (2) obtaining any financial interest in or participating in any business relationship with any company, individual or concern doing business with WEC Energy Group or any of its subsidiaries, including the Company, that might influence the individual's decisions or job performance; (3) participating in any joint venture, partnership or other business relationship with WEC Energy Group or any of its subsidiaries, including the Company; and (4) serving as an officer or member of the board of any substantial, outside for-profit organization.

Because the WEC Energy Group Board is mindful of the expectation of its directors to devote the time necessary to carefully fulfill their fiduciary duties, the Guidelines contain additional requirements for directors seeking to join other boards. For example, all WEC Energy Group directors must notify WEC Energy Group's Corporate Secretary before accepting a nomination for a position on the board of another public company, and the CEO must obtain the approval of WEC Energy Group's full Board before accepting such a position.

To further backstop such discussions and approvals, bi-annually all directors and executive officers are required to complete a questionnaire that asks about any business relationship that may give rise to a related party transaction or other conflict of interest and all transactions in which WEC Energy Group or one of its subsidiaries, including the Company, is involved and in which the director or executive officer or a relative or affiliate of such director or executive officer has a direct or indirect material interest. Director nominees under consideration by the WEC Energy Group or Company Board for election are required to complete the same questionnaire. The Corporate Secretary discusses the results of this diligence with the Corporate Governance Committee. Since January 1, 2025, there have been no related party transactions, and there are no currently proposed related party transactions, required to be disclosed pursuant to SEC rules.

Are all the members of the WEC Energy Group Audit Committee financially literate and does the committee have an "audit committee financial expert"?

Yes. The WEC Energy Group Board of Directors has determined that all of the members of WEC Energy Group's Audit and Oversight Committee are financially literate as required by New York Stock Exchange rules. In addition, Directors Baxter, Cunningham, Lane and Tellock of the WEC Energy Group Board qualify as audit committee financial experts within the meaning of SEC rules.

How does WEC Energy Group's Compensation Committee administer the executive and director compensation programs?

One of the principal responsibilities of WEC Energy Group's Compensation Committee (the "Compensation Committee") is to provide competitive, performance-based executive and director compensation programs.

With respect to the executive compensation program, the Compensation Committee's responsibilities include:

- determining and annually reviewing the Compensation Committee's compensation philosophy;
- reviewing and approving the compensation paid to select employees, including certain senior officers and executive officers (including base salaries, incentive compensation, and benefits);
- establishing and administering the Chief Executive Officer's compensation package; and
- reviewing the results of the most recent WEC Energy Group stockholder advisory vote on the compensation of WEC Energy Group's named executive officers.

The Compensation Committee is also charged with administering the compensation package of WEC Energy Group's non-management directors. The Compensation Committee meets with the WEC Energy Group Corporate Governance Committee annually to review the compensation package of WEC Energy Group's non-management directors and to determine the appropriate amount of such compensation. All of the Company's current Board members and director nominees are senior officers of WE and/or WEC Energy Group and are not separately compensated as directors.

The Compensation Committee, which has authority to retain advisers, including compensation consultants, at WEC Energy Group's expense, retained Frederic W. Cook & Co., Inc. ("FW Cook") to analyze and help develop the executive compensation program, and to assess whether the compensation program is competitive and supports the Committee's objectives. FW Cook also assesses and provides recommendations on non-management director compensation.

FW Cook is engaged solely by the Compensation Committee to provide executive compensation consulting services, and does not provide any additional services to WEC Energy Group or the Company. In connection with its retention of FW Cook, the Compensation Committee reviewed FW Cook's independence including: (1) the amount of fees received by FW Cook from WEC Energy Group as a percentage of FW Cook's total revenue; (2) FW Cook's policies and procedures designed to prevent conflicts of interest; and (3) the existence of any business or personal relationships that could impact independence. After reviewing these and other factors, the Compensation Committee determined that FW Cook is independent and the engagement did not present any conflicts of interest. FW Cook also determined that it was independent from WEC Energy Group's and its subsidiaries' management, which was confirmed in a written statement delivered to the Compensation Committee.

For more information regarding the executive compensation processes and procedures, please refer to the "Compensation Discussion and Analysis" later in this information statement.

Does the Board have a nominating committee?

No. Instead, as stated under "Director Nominees" above, WE relies upon WEC Energy Group's Corporate Governance Committee for, among other things, identifying and evaluating director nominees.

What is the process used to identify director nominees and how do I recommend a nominee to WEC Energy Group's Corporate Governance Committee?

Please refer to the discussion under the headings "Director Nominees" and "Other Matters" earlier in this information statement.

WEC Energy Group owns all of the Company's common stock and, as a result, WEC Energy Group's affirmative vote is sufficient to elect director nominees. Consequently, the Board does not accept proposals from preferred stockholders regarding potential candidates for director nominees.

What is WE's policy regarding director attendance at annual meetings?

Directors are not expected to attend the Company's annual meetings of stockholders, as they are only short business meetings.

INDEPENDENT AUDITORS' FEES AND SERVICES

Deloitte & Touche LLP ("Deloitte") served as the independent auditors for the Company for the last 24 fiscal years beginning with the fiscal year ended December 31, 2002. They have been selected by WEC Energy Group's Audit and Oversight Committee (the "Audit and Oversight Committee") as independent auditors for WEC Energy Group and its subsidiaries, including the Company, for the fiscal year ending December 31, 2026, subject to ratification by the stockholders of WEC Energy Group at WEC Energy Group's Annual Meeting of Stockholders on May 7, 2026.

Representatives of Deloitte are not expected to be present at the Company's Annual Meeting, but are expected to attend WEC Energy Group's Annual Meeting of Stockholders on May 7, 2026. They will have an opportunity to make a statement at WEC Energy Group's Annual Meeting, if they so desire, and are expected to respond to appropriate questions that may be directed to them.

Pre-Approval Policy. The Audit and Oversight Committee has a formal policy delineating its responsibilities for reviewing and approving, in advance, all audit, audit-related, tax, and other services of the independent auditors. As such, the Audit and Oversight Committee is responsible for the audit fee negotiations associated with WEC Energy Group's and the Company's retention of independent auditors.

The Audit and Oversight Committee is committed to ensuring the independence of the auditors, both in appearance as well as in fact. In order to assure continuing auditor independence, the Audit and Oversight Committee periodically considers whether there should be a regular rotation of the independent external audit firm. In alignment with WEC Energy Group's mandated rotation policy, a new lead audit partner will begin in 2026. The Audit and Oversight Committee is directly involved in the selection of Deloitte's lead audit partner.

Under the pre-approval policy, before engagement of the independent auditors for the next year's audit, the independent auditors will submit: (1) a description of all services anticipated to be rendered, as well as an estimate of the fees for each of the services, for the Audit and Oversight Committee to approve, and (2) written confirmation that the performance of any non-audit services is permissible and will not impact the firm's independence. Annual pre-approval will be deemed effective for a period of twelve months from the date of pre-approval, unless the Audit and Oversight Committee specifically provides for a different period. A fee level will be established for all permissible, pre-approved non-audit services. Any additional audit service, audit-related service, tax service, and other service must also be pre-approved.

The Audit and Oversight Committee delegated pre-approval authority to the Committee's Chair. The Audit and Oversight Committee Chair is required to report any pre-approval decisions at the next scheduled Audit and Oversight Committee meeting. Under the pre-approval policy, the Audit and Oversight Committee may not delegate to management its responsibilities to preapprove services performed by the independent auditors.

Under the pre-approval policy, prohibited non-audit services are services prohibited by the SEC or by the Public Company Accounting Oversight Board (United States) from being performed by the Company's independent auditors. These services include: bookkeeping or other services related to the accounting records or financial statements of the Company; financial information systems design and implementation; appraisal or valuation services; fairness opinions or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions, or human resources, broker-dealer, investment advisor or investment banking services; legal services and expert services unrelated to the audit; services provided for a contingent fee or commission; and services related to planning, marketing, or opining in favor of the tax treatment of a confidential transaction or an aggressive tax position transaction that was initially recommended, directly or indirectly, by the independent auditors. In addition, the Audit and Oversight Committee has determined that the independent auditors may not provide any services, including personal financial counseling and tax services, to any officer or other employee of the Company or WEC Energy Group who serves in a financial reporting oversight role or to the Audit and Oversight Committee chair or to an immediate family member of these individuals, including spouses, spousal equivalents, and dependents.

Fee Table. The following table shows the fees, all of which were approved by the Audit and Oversight Committee, for professional audit services provided by Deloitte for the audit of the annual financial statements of the Company for fiscal years 2025 and 2024, and fees for other services rendered during those periods. No fees were paid to Deloitte pursuant to the "de minimus" exception to the pre-approval policy permitted under the Securities Exchange Act of 1934, as amended.

	2025	2024
Audit Fees [1]	$ 2,985,813	$ 2,803,351
Audit-Related Fees [2]	—	—
Tax Fees [3]	62,533	70,741
All Other Fees [4]	1,569	1,569
Total	$ 3,049,915	$ 2,875,661

[1] Audit Fees consist of fees for professional services rendered in connection with the audits of the annual financial statements of the Company, and other non-recurring audit work. This category also includes reviews of financial statements included in Form 10-Q filings of the Company, and services normally provided in connection with statutory and regulatory filings or engagements.

[2] Audit-Related Fees consist of fees for professional services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." No such services were received from Deloitte in 2024 or 2025.

[3] Tax Fees consist of fees for professional services rendered with respect to federal and state tax compliance and tax advice. This can include preparation of tax returns, claims for refunds, payment planning, and tax law interpretation.

[4] All Other Fees consist of costs for certain employees to attend accounting/tax seminars hosted by Deloitte plus the subscription cost for the use of a Deloitte accounting research tool.

AUDIT AND OVERSIGHT COMMITTEE REPORT

The Audit and Oversight Committee of WEC Energy Group's Board of Directors, which is comprised solely of independent directors, oversees the integrity of the financial reporting process on behalf of the Company's Board of Directors. In addition, the Audit and Oversight Committee oversees compliance with the Company's legal and regulatory requirements. The Audit and Oversight Committee operates under a written charter approved by the Board of Directors of WEC Energy Group, which can be found in the "Governance" section of WEC Energy Group's website at wecenergygroup.com.

The Audit and Oversight Committee is also directly responsible for the appointment, compensation, retention, and oversight of the Company's independent auditors, as well as the oversight of the Company's internal audit function.

In order to assure continuing auditor independence, the Audit and Oversight Committee periodically considers whether there should be a regular rotation of the independent external audit firm. For 2026, the Audit and Oversight Committee has appointed Deloitte & Touche LLP ("Deloitte") to remain as the Company's independent auditors, subject to ratification by WEC Energy Group's stockholders. The members of the Audit and Oversight Committee and other members of WEC Energy Group's Board of Directors believe that the continued retention of Deloitte to serve as the Company's independent external auditor is in the best interests of the Company and its stockholders.

The Audit and Oversight Committee is directly involved in the selection of Deloitte's lead audit partner in conjunction with a mandated rotation policy and is also responsible for audit fee negotiations with Deloitte.

Management is responsible for the Company's financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, and the system of internal controls and procedures designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws and regulations. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB") and issuing a report thereon.

The Audit and Oversight Committee held five meetings during 2025. Meetings are designed to facilitate and encourage open communication among the members of the Audit and Oversight Committee, management, the internal auditors, and the Company's independent auditors, Deloitte. During these meetings, the Audit and Oversight Committee reviewed and discussed with management, among other items, the Company's unaudited quarterly and audited annual financial statements and the system of internal controls designed to provide reasonable assurance regarding compliance with accounting standards and applicable laws.

The Audit and Oversight Committee has reviewed and discussed with management and the Company's independent auditors the Company's audited consolidated financial statements and related footnotes for the fiscal year ended December 31, 2025, and the independent auditor's report on those financial statements. Management represented to the Audit and Oversight Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles. Deloitte presented the matters required to be discussed with the Audit and Oversight Committee by PCAOB Auditing Standard No. 1301, Communications with Audit Committees. This review included a discussion with management and the independent auditors about the quality of the Company's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in the Company's financial statements, as well as the disclosures relating to critical accounting policies and the auditor's discussion about critical audit matters in its report on the audited consolidated financial statements.

In addition, the Audit and Oversight Committee received from Deloitte the written disclosures and the letter relative to the auditors' independence, as required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit and Oversight Committee concerning independence. The Audit and Oversight Committee discussed with Deloitte its independence and also considered the compatibility of non-audit services provided by Deloitte with maintaining its independence.

Based on these reviews and discussions, the Audit and Oversight Committee recommended to the Company's Board that the audited financial statements be included in Wisconsin Electric Power Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and filed with the Securities and Exchange Commission.

Respectfully submitted to Wisconsin Electric Power Company's stockholders by the Audit and Oversight Committee.

**The Audit and Oversight Committee
of WEC Energy Group, Inc.**

Danny L. Cunningham, Committee Chair
Warner L. Baxter
Ave M. Bie
Maria C. Green
Thomas K. Lane
Glen E. Tellock

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion provides an overview and analysis of our executive compensation program, including the role of WEC Energy Group's Compensation Committee (the "Compensation Committee"), the elements of our executive compensation program, the purposes and objectives of these elements, and the manner in which we established the compensation of our named executive officers ("NEOs") for fiscal year 2025.

References to "we," "us," "our," and the "Company," in this discussion and analysis mean Wisconsin Electric Power Company and its management, as applicable, and references to "WEC Energy Group" mean WEC Energy Group, Inc.

The Compensation Committee oversees the compensation program of WEC Energy Group and its subsidiaries, including the Company, on behalf of WEC Energy Group's Board of Directors. Therefore, the Compensation Committee has responsibility for making compensation decisions regarding the NEOs of the Company. The NEOs of the Company are the same as the NEOs of WEC Energy Group.

EXECUTIVE SUMMARY

Overview

The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables WEC Energy Group and the Company to attract and retain key individuals and to reward them for achieving both WEC Energy Group's and the Company's short-term and long-term goals without creating an incentive for our NEOs to take excessive risks. Our program has been designed to provide a level of compensation that is strongly dependent upon the achievement of short-term and long-term goals that are aligned with the interests of WEC Energy Group's and the Company's stockholders and customers. To that end, a substantial portion of pay is at risk, and generally, the value will only be realized upon strong corporate performance.

WEC Energy Group values the input of its stockholders and recognizes the desire by some for companies to link non-financial performance factors to compensation. Since 2004, performance metrics have included operational and social metrics, including those related to customer satisfaction, safety, and supplier and workforce diversity. Those metrics were part of the executive compensation program in 2025.

2025 Business Highlights

During 2025, WEC Energy Group and its utilities, including us, achieved solid results and continued to create long-term value for stockholders and customers by focusing on the following:

• World-class reliability	• Operating efficiency	• Employee safety
• Financial discipline	• Exceptional customer care	• Environmental stewardship

Commitment to Stockholder Value Creation. In 2025, WEC Energy Group again delivered solid earnings growth, generated strong cash flow, and increased the dividend for the 22nd consecutive year. In January 2025, the WEC Energy Group Board raised the quarterly dividend 6.9% to $0.8925 per share, equivalent to an annual rate of $3.57 per share. In January 2026, the WEC Energy Group Board again increased the quarterly dividend 6.7% to $0.9525 per share, which is equivalent to an annual rate of $3.81 per share, in line with WEC Energy Group's plan to maintain a dividend payout ratio of 65% to 70% of earnings. WEC Energy Group and the Company also turned in strong performances against several important operational and social measures during 2025, including those focused on customers, suppliers and workforce, while continuing to maintain effective cost controls.

Capital Plan. WEC Energy Group's five-year capital plan, which is updated annually, calls for maintaining superior reliability, delivering significant long-term savings for customers and growing its investment in the future of energy. On October 30, 2025, WEC Energy Group announced its planned capital investment for the next five-year period (2026-2030), which was updated in February 2026. WEC Energy Group expects to invest approximately $37.5 billion over the five-year period, including approximately $12.6 billion of regulated renewable investment and $7.4 billion in its natural gas generation fleet and liquefied natural gas capacity. The plan also includes significant investments in electric transmission and distribution, as well as its natural gas distribution systems.

Other specific achievements of WEC Energy Group and the Company during 2025 include:

2025 Financial Highlights

- WEC Energy Group achieved fully diluted earnings per share and adjusted earnings per share of $4.81 and $5.27, respectively.*
- WEC Energy Group returned approximately $1.15 billion to its stockholders through dividends.
- WEC Energy Group announced the largest 5-year capital plan in its history.

WEC Energy Group Diluted Earnings Per Share



** For 2025, excludes a $0.46 per share charge, reflecting an agreement on the terms of a proposed settlement that would resolve all open rider reconciliation proceedings in Illinois. For 2024 and 2023, excludes a $0.06 per share charge and a $0.41 per share non-cash charge, respectively, to earnings related to the Illinois Commerce Commission disallowances of certain capital costs. See Appendix A on page 43 for a full reconciliation of non-GAAP measures.

2025 Performance Highlights

- WEC Energy Group added new President of Illinois utilities, achieving the most diverse leadership team in its history.*
- WEC Energy Group was named one of America's greatest companies and one of America's greatest workplaces for Black Americans by Newsweek magazine.*
- WEC Energy Group was named one of America's best large employers in 2025 by Forbes.
- WEC Energy Group ranked number one in the nation again for customer satisfaction in an independent survey of large commercial and industrial energy users.*
- WEC Energy Group spent $324.1 million with diverse suppliers.*
- WEC Energy Group achieved record employee safety performance based on DART-recordable injuries.*
- WEC Energy Group added Darien Solar Park to its utility generation fleet and the first large-scale battery park in Wisconsin at Paris Solar Park.
- WEC Energy Group's Wisconsin utilities received approval from the Public Service Commission of Wisconsin for $4.4 billion of projects.

* These measures are a component of our short-term incentive compensation program.

Long-Term Stockholder Returns

Over the past decade, WEC Energy Group has consistently delivered strong total returns for its stockholders.

Five-Year Cumulative Return***



***The Five-Year Cumulative Return Chart shows a comparison of the cumulative total return, assuming reinvestment of dividends, over the past five years had $100 been invested at the close of business on December 31, 2020. For information about the Custom Peer Index Group, refer to "Long-Term Incentive Compensation" on page 19.

Total Stockholder Returns



Source: Bloomberg; assumes all dividends are reinvested and returns are compounded daily.



Consideration of 2025 WEC Energy Group Stockholder Advisory Vote and Stockholder Outreach

At the 2025 WEC Energy Group Annual Meeting of Stockholders, stockholders approved the compensation of WEC Energy Group's named executive officers with 93.2% of the votes cast supporting the say-on-pay proposal. The Compensation Committee considered this outcome as well as the feedback received during meetings WEC Energy Group again held with many of its institutional stockholders. During 2025, WEC Energy Group communicated with stockholders representing approximately 50% of WEC Energy Group’s outstanding common stock about matters of importance to them, including for some, its compensation practices. In light of the significant stockholder support the executive compensation program received in 2025 and the payout levels under the performance-based program for 2025, the Compensation Committee believes that the overall compensation program structure is competitive, aligned with WEC Energy Group’s and our financial, operational and social performance goals, and in the best interests of WEC Energy Group and the Company, stockholders, and customers.

COMPONENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

We have three primary elements of total direct compensation: (1) base salary; (2) annual incentive awards; and (3) long-term incentive awards consisting of a mix of WEC Energy Group performance units, stock options, and restricted stock. The Compensation Committee again retained FW Cook as its independent compensation consultant to advise the Compensation Committee with respect to the executive compensation program. The Compensation Committee generally relied upon the recommendations of FW Cook in its development of the 2025 program.

As shown in the charts below, 89% of Mr. Lauber’s 2025 total direct compensation and an average of 78% of the other NEOs’ 2025 total direct compensation was tied to WEC Energy Group performance and was not guaranteed.

CEO Total Direct Compensation Mix

11%
32%
57%
Annual Base Salary
Annual Cash Incentive
Long-Term Equity Incentive

Total Variable Incentive Pay: **89%**

Other NEO Total Direct Compensation Mix

22%
36%
42%
Annual Base Salary
Annual Cash Incentive
Long-Term Equity Incentive

Total Variable Incentive Pay: **78%**

In addition to the components of total direct compensation identified above, retirement programs are another important component of our compensation program.

This Compensation Discussion and Analysis contains a more detailed discussion of each of the above components for 2025, including FW Cook’s recommendations with respect to each component.

Compensation Governance and Practices

The Compensation Committee annually reviews and considers the Company's compensation policies and practices to ensure our executive compensation program aligns with our compensation philosophy. Highlighted below is an overview of our current compensation practices.

What We Do

- Our compensation program focuses on key Company financial, operational and social results that are aligned with WEC Energy Group's and our strategic goals.
- A substantial portion of compensation is at risk and tied to WEC Energy Group and Company performance.
- The compensation program has a long-term orientation aligned with WEC Energy Group stockholder interests.
- The Compensation Committee retains an independent compensation consultant to help design the compensation program and determine competitive levels of pay.
- The Compensation Committee's independent compensation consultant reviews competitive employment market data from two general industry surveys and a comparison group of companies similar to WEC Energy Group.
- WEC Energy Group has clawback policies that provide for the recoupment of incentive-based compensation.
- Annual incentive-based compensation contains multiple, pre-established performance metrics aligned with WEC Energy Group's and the Company's stockholder and customer interests.

- The WEC Energy Group 2025 Performance Unit Plan award payouts (including dividend equivalents) are based on the following measures selected by the Compensation Committee at the time of the award: 1) WEC Energy Group's stockholder return as compared to an appropriate peer group; 2) authorized return on equity of all of WEC Energy Group's utilities; and 3) price to earnings ratio of WEC Energy Group's common stock as compared to an appropriate peer group.
- WEC Energy Group's Performance Unit Plan and Omnibus Stock Incentive Plan require a separation from service following a change in control for award vesting to occur.
- Meaningful WEC Energy Group stock ownership levels are required for senior executives.
- Perquisites are reviewed annually by the Compensation Committee.
- Ongoing engagement with investors takes place to ensure that compensation practices are responsive to WEC Energy Group stockholder interests.
- We prohibit hedging and pledging of WEC Energy Group common stock.
- We prohibit entry into any new arrangements that obligate WEC Energy Group or the Company to pay directly or reimburse individual tax liability for benefits provided.
- We prohibit repricing of WEC Energy Group stock options without WEC Energy Group stockholder approval.

Competitive Benchmarking

As a general matter, we believe the labor market for WEC Energy Group and our executive officers is consistent with that of general industry. Although we recognize our business is focused on the energy services industry, our goal is to have an executive compensation program that will allow us to be competitive in recruiting the most qualified candidates to serve as executive officers of WEC Energy Group and the Company, including individuals who may be employed outside of the energy services industry. Further, in order to retain top performing executive officers, we believe our compensation practices must be competitive with those of general industry.

To confirm that our annual executive compensation is competitive with the market, FW Cook reviewed general industry executive compensation survey data obtained from WTW and Aon Radford. FW Cook also analyzed the compensation data from a peer group of 20 companies similar to WEC Energy Group in size and business model. The methodology used by FW Cook to determine the peer group of companies is described below.

FW Cook started with U.S. companies in the Standard & Poor's database, and then limited those companies to the same line of business as WEC Energy Group as indicated by the Global Industry Classification Standards. This list of companies was then further limited to companies with revenues between $2.9 billion and $26.1 billion (approximately one-third to three times the size of WEC Energy Group's revenues), and that were within a reasonable size range in various other measures such as operating income, total assets, total employees, and market capitalization. From this list, FW Cook selected companies similar in overall size to WEC Energy Group with consideration given to companies that met one or more of the following criteria:

- Diversified, technically sophisticated utility operations (e.g., multiple utilities, electric utilities); and
- Minimal non-regulated business.

These criteria resulted in a comparison group of 20 companies with median revenues and market capitalization of approximately $12.1 billion and $23.6 billion, respectively.

The comparison group utilized for purposes of 2025 compensation includes the same 20 companies as the previous year's comparison group. The companies in the comparison group are listed below.

- Alliant Energy Corporation
- Ameren Corporation
- American Electric Power Company
- CenterPoint Energy
- CMS Energy Corporation

- Consolidated Edison, Inc.
- Dominion Energy, Inc.
- DTE Energy Co.
- Edison International
- Entergy Inc.

- Evergy, Inc.
- Eversource Energy
- Exelon Corporation
- FirstEnergy Corp.
- NiSource Inc.

- PG&E Corporation
- PPL Corp.
- Pinnacle West Capital Corp.
- The Southern Company
- Xcel Energy Inc.

The Compensation Committee approved this comparison group.

DETERMINATION OF MARKET MEDIAN

In order to determine the "market median" for our NEOs, FW Cook recommended that the survey data from WTW and Aon Radford receive a 75% weighting and the comparison group of 20 companies receive a 25% weighting. The Compensation Committee agreed with this recommendation. The survey data received a higher weighting because we consider the labor market for our executives to be consistent with that of general industry. Using this methodology, FW Cook recommended, and the Compensation Committee approved, the appropriate market median for each of our NEOs.

The comparison of each component of compensation with the appropriate market median when setting the compensation levels of our NEOs generally drives the allocation of cash versus non-cash compensation and short-term versus long-term incentive compensation.

ANNUAL BASE SALARY

The annual base salary component of our executive compensation program provides each executive officer with a fixed level of annual cash compensation. We believe that providing annual cash compensation through a base salary is an established market practice and is a necessary component of a competitive compensation program.

Based upon the market data analyzed by FW Cook, we generally target base salaries to be at or near the market median for each NEO. However, the Compensation Committee may, in its discretion, set base salaries at a different amount when the Compensation Committee deems it appropriate.

Actual salary determinations are made taking into consideration factors such as the relative levels of individual experience, performance, responsibility, market compensation data and contribution to the results of WEC Energy Group's and the Company's operations. At the beginning of each year, the WEC Energy Group CEO (who is also the Company's CEO) develops a list of goals for WEC Energy Group and its subsidiaries, including the Company, and their employees to achieve during the upcoming year. The Compensation Committee takes WEC Energy Group's and the Company's performance against these goals into consideration when establishing the CEO's compensation for the upcoming year. The CEO undertakes a similar process with the other NEOs, who develop individual goals related to the achievement of WEC Energy Group's and the Company's goals. At the end of the year, each officer's performance is measured against these goals. Based on this performance assessment, the CEO makes a compensation recommendation to the Compensation Committee for the upcoming year for each executive officer.

2025 Salary Determination Process

Mr. Lauber's 2025 annual base salary was set at $1,189,500, an increase of 5.3% over his 2024 base salary.

With respect to the 2025 base salaries of Mmes. Liu and Kelsey, and Messrs. Hooper and Garvin, in December 2024, recommendations were made to the Compensation Committee based upon a review of the market compensation data provided by FW Cook and the other factors described above. The Compensation Committee approved the recommendations, which represented an average increase in annual base salary of approximately 5.0%. The annual base salary of each NEO was at or near the market median.

Effective May 11, 2025, Mr. Hooper was appointed Executive Vice President and Chief Operating Officer of WEC Energy Group, while retaining his position as President of WEC Energy Group's Wisconsin utilities, including us. In recognition of the additional responsibilities Mr. Hooper assumed with his new position, the Compensation Committee approved an annual increase of $24,000 in Mr. Hooper's base salary for a total annual base salary of $713,000, prorated to the May 11, 2025 effective date.

ANNUAL CASH INCENTIVE COMPENSATION

We provide annual cash incentive compensation through WEC Energy Group's Short-Term Performance Plan ("STPP"). The STPP provides for annual cash awards to executive officers and other key employees based upon the achievement of pre-established stockholder-, customer- and employee-focused objectives. All payments under the STPP are at risk. Payments are made only if performance goals are achieved, and awards may be less or greater than targeted amounts based upon actual performance. Payments under the STPP are intended to reward achievement of short-term goals that contribute to WEC Energy Group stockholder and customer (including our customers) value, as well as individual contributions to successful operations.

2025 Target Awards. Each year, the Compensation Committee approves a target level of compensation under the STPP for each of our NEOs. This target level of compensation is expressed as a percentage of base salary.

The year-end 2025 target awards for each NEO are set forth in the chart below.

Executive Officer	Target STPP Award as a Percentage of Annual Base Salary
Mr. Lauber	145%
Ms. Liu	85%
Mr. Hooper	85%
Ms. Kelsey	75%
Mr. Garvin	75%

The Compensation Committee increased the 2025 target awards for Messrs. Lauber and Hooper by 5% from the 2024 target award levels in order to more closely align with the market data and overall job responsibilities of each officer. The target award levels of each NEO reflect median incentive compensation practices as indicated by the market data.

For 2025, the possible payout for any NEO ranged from 0% of the target award to 210% of the target award, based upon the performance of WEC Energy Group and the Company.

Supporting Business Fundamentals. The financial, operational and social goals established under the STPP are linked to key objectives that support WEC Energy Group's and the Company's sustainability.

The Compensation Committee assesses management's performance in achieving long-term strategic sustainability goals through the execution of WEC Energy Group's capital spending plan. Its ability to effectively fund the capital plan, as was done in 2025 with a mix of debt, hybrid securities, convertible debt securities, and common stock, has been directly linked with its ability to consistently deliver on WEC Energy Group's financial plan, which includes meeting the financial goals established under the STPP. These financial measures, which are discussed in more detail below, are key performance indicators underlying our NEOs' incentive compensation, linking achievement of WEC Energy Group's long-term strategy through its focus on short-term priorities.

The operational and social goals established under the STPP are tied to achievement of strategic objectives, with a focus on customers, suppliers and employees.

2025 Financial Goals under the STPP. The Compensation Committee adopted the 2025 STPP with a continued focus on financial results. In December 2024, the Compensation Committee approved WEC Energy Group's earnings per share (75% weight) and cash flow (25% weight) as the primary performance measures to be used in 2025. For those officers whose positions primarily relate to utility operations in Wisconsin, including Mr. Hooper until he was appointed Executive Vice President and Chief Operating Officer of WEC Energy Group in May 2025, the Compensation Committee approved WEC Energy Group's earnings per share (25% weight) and cash flow (25% weight), as well as aggregate net income of WEC Energy Group's Wisconsin utility operations (50% weight), which includes us, as the primary performance measures to be used in 2025. We continue to believe earnings per share and cash flow are key indicators of financial strength and performance, and are recognized as such by the investment community. Utility net income is an important financial measure as it is an indicator of the return on equity earned by WEC Energy Group's utilities and generally, in order to meet WEC Energy Group's earnings per share targets, it is important that the utilities earn at or close to their allowed rate of return.

With his appointment to Chief Operating Officer of WEC Energy Group effective May 11, 2025, the Compensation Committee determined to base Mr. Hooper's payout under the STPP upon performance against the measures applicable to WEC Energy Group. Therefore, Mr. Hooper's 2025 STPP payout is based upon a combination of (i) WEC Energy Group's Wisconsin utility operations' performance against their 2025 performance goals and (ii) WEC Energy Group's performance against its 2025 performance goals.

In January 2025, the Compensation Committee approved the performance goals under the STPP for WEC Energy Group's earnings per share as set forth in the chart below.

Earnings Per Share Performance Goal	Earnings Per Share Growth Rate	Payout Level
$5.15	6.2%	25%
$5.17	6.6%	50%
$5.20	7.2%	100%
$5.22	7.6%	135%
$5.25	8.2%	200%

If WEC Energy Group's performance falls between these levels, the payout level with respect to earnings per share is determined by interpolating on a straight line basis the appropriate payout level.

At the time the Compensation Committee established the earnings per share performance goals for 2025, WEC Energy Group's 5-year growth plan called for a compound annual growth rate ("CAGR") in earnings per share of 6.5% to 7.0% over that period, measured off a 2024 base of $4.85 per share, which represented the mid-point of WEC Energy Group's adjusted 2024 annual earnings guidance. The Compensation Committee believes that achievement of this projected CAGR, plus WEC Energy Group's continued growth in dividends, supports a premium valuation as compared to WEC Energy Group's peers. The Compensation Committee determined that achievement of earnings per share within WEC Energy Group's 2025 guidance range of $5.17 to $5.27 per share would continue to be in-line with meeting its 5-year CAGR growth plan. In order to achieve WEC Energy Group's rolling 5-year CAGR of 6.5% to 7.0%, the Committee established aggressive earnings per share performance levels. The Committee tied the target (100%) payout level to a 7.2% year-over-year earnings per share growth rate, which would equate to earnings per share of $5.20, two cents below the mid-point of WEC Energy Group's 2025 guidance range. The above-target payout level was tied to achievement of a year-over-year growth rate of 7.6%, or earnings per share of $5.22, and the 200% payout level was tied to a year-over-year growth rate of 8.2%, or earnings per share of $5.25.

In January 2025, the Compensation Committee approved the performance goals under the STPP for WEC Energy Group's cash flow as set forth in the chart below ($ in millions).

Cash Flow	Payout Level
$2,575	25%
$2,625	50%
$2,675	100%
$2,725	135%
$2,800	200%

If WEC Energy Group's performance falls between these levels, the payout level with respect to cash flow is determined by interpolating on a straight-line basis the appropriate payout level.

The Compensation Committee based the cash flow performance level goals on WEC Energy Group's "net cash provided by operating activities" and adjusting for certain accruals and other items related to capital spending as well as proceeds from asset sales ("Adjusted Cash From Operations"). GAAP requires the accruals and other items to be recorded as part of cash from operations, but management views them as related to WEC Energy Group's capital expenditure program. Therefore, the Compensation Committee excludes these items when measuring WEC Energy Group's cash flow performance. WEC Energy Group invests the cash received from asset sales into the business, incurring operation and maintenance ("O&M") costs. Because the O&M costs are recorded in "net cash provided by operating activities" on the cash flow statement, for purposes of measuring cash flow performance, the Compensation Committee determined that the cash received to fund those costs should also be treated as cash from operations. Pursuant to GAAP, proceeds from asset sales are recorded as part of net cash used in/provided by investing activities. The Compensation Committee believes that basing the cash flow performance goals on Adjusted Cash From Operations provides a more accurate measurement of the cash generated by WEC Energy Group's operations that is available for capital investment, which is WEC Energy Group's and the Company's primary driver for earnings growth, and to fund O&M. Adjusted Cash From Operations is not a measure of financial performance under GAAP, and our calculation may differ from similarly titled measures used by other companies or securities rating agencies.

In January 2025, the Compensation Committee approved the performance goals under the STPP for the Wisconsin utilities' net income as set forth in the chart below ($ in millions).

Net Income	Payout Level
$1,016.7	25%
$1,021.7	50%
$1,026.7	100%
$1,029.9	135%
$1,033.1	200%

2025 Financial Performance under the STPP. In January 2026, the Compensation Committee reviewed actual performance for 2025 against the financial, operational and social performance goals established under the STPP, subject to final audit.

WEC Energy Group's 2025 financial performance satisfied the maximum payout level established for earnings per share and cash flow. WEC Energy Group's earnings per share on a GAAP basis were $4.81 for 2025, which includes a $0.46 per share charge to earnings, reflecting an agreement on the terms of a proposed settlement The Peoples Gas Light and Coke Company's ("PGL") and North Shore Gas Company ("NSG") reached with the Illinois Attorney General that, if approved by the Illinois Commerce Commission ("ICC"), would resolve all open proceedings related to the Qualifying Infrastructure Plant ("QIP") rider and the Uncollectible Expense Adjustment ("UEA") rider. Excluding this charge, WEC Energy Group's adjusted earnings per share were $5.27. The proposed settlement and corresponding charge to earnings is not indicative of WEC Energy Group's operating performance during 2025. As a result, the Compensation Committee determined that WEC Energy Group's performance against the earnings per share targets should be measured using adjusted earnings per share.

WEC Energy Group's cash flow, based on Adjusted Cash From Operations, was $3,400.0 million. In addition, WEC Energy Group's cash flow result is not a measure of financial performance under GAAP. The Wisconsin utilities' net income was $1,054.9 million for 2025, satisfying the maximum payout level.

By satisfying the maximum payout level with respect to the adjusted earnings per share, cash flow and net income financial measures, the NEOs earned 200% of the target award from the financial goal component of the STPP.

2025 WEC Energy Group Operational and Social Goals and Performance under the STPP. In December 2024 and January 2025, the Compensation Committee also approved operational and social performance measures and targets under the STPP that promote certain of WEC Energy Group's and the Company's priorities. The Compensation Committee identified commitment to customer satisfaction, safety, and supplier and workforce diversity as critical to the success of WEC Energy Group and the Company. For that reason, annual incentive awards could be increased or decreased by up to 10% based upon WEC Energy Group's performance in the areas of customer satisfaction (5% weight), safety (2.5% weight), and supplier and workforce diversity (2.5% weight).

The Compensation Committee measures customer satisfaction levels for WEC Energy Group based upon the results of surveys that an independent third party conducts of customers who had direct contact with WEC Energy Group's utilities, including us, during the year, which measure (i) customers' satisfaction with the respective utility overall, and (ii) customers' satisfaction with respect to the particular transactions with the applicable utility.

Safety is measured based upon WEC Energy Group's performance against the number of lost-time injuries and Days Away, Restricted or Transferred ("DART") recordable incidents. DART is a metric that focuses on the more significant injuries and measures how many workplace injuries and illnesses resulted in employees missing work, required restricted work activities or resulted in job transfers. Using this measure is consistent with the focus in the Company's industry on safety practices and efforts that prevent the most severe injuries.

The operational and social performance measures are based upon recommendations from management and take into consideration both current-year performance and WEC Energy Group's longer-term objective of achieving top quartile performance of all of its principal utilities, including us. The Compensation Committee reviews management's recommendations and may make adjustments to the performance measures if it determines changes are necessary. The following table provides the operational and social goals approved by the Compensation Committee for 2025, as well as WEC Energy Group's performance (which includes the Company's performance) against these goals:

Operational Measure	Below Goal	Goal	Above Goal	Final Result
Customer Satisfaction Percentage of "Highly Satisfied":	-5.00%	0.00%	+5.00%	
WEC Energy Group	<81.4%	81.4% - 84.2%	>84.2%	84.1%
Transaction	<83.7%	83.7% - 87.0%	>87.0%	86.7%
Safety:	-2.50%	0.00%	+2.50%	
DART-recordable injuries	>113	67 - 113	<67	64
Lost-time injuries	>46	24 - 46	<24	23
Diversity:	-2.50%	0.00%	+2.50%	
Supplier ($ in Millions)	<249.0	249.0 - 311.0	>311.0	324.1
Workforce - Assessment	Not Met	Met	Exceeded	Exceeded

WEC Energy Group's performance against the safety and diversity goals generated a 5.0% increase to the compensation awarded under the STPP for 2025 to each NEO. The compensation awarded to Mr. Hooper as a result of WEC Energy Group's performance against these goals was prorated from May 11, 2025. Performance against the customer satisfaction goals did not increase or decrease the compensation awarded.

2025 Wisconsin Utilities Operational and Social Goals and Performance under the STPP. For those officers whose positions primarily relate to utility operations in Wisconsin, including Mr. Hooper through May 10, 2025, awards can be increased or decreased by up to 10% based upon performance in the areas of customer satisfaction (5%), safety (2.5%) and supplier diversity (1.25%) for WEC Energy Group's Wisconsin utility operations, as well as workforce diversity (1.25%) for the entire family of WEC Energy Group companies.

The Compensation Committee measures customer satisfaction levels based upon the results of surveys that an independent third party conducts of customers who had direct contact with WEC Energy Group's Wisconsin utilities during the year, which measure (i) customers' satisfaction with the specific Wisconsin utility overall, and (ii) customers' satisfaction with respect to the particular transactions with the specific utility. Safety is measured based upon performance against the number of lost-time injuries and DART recordable incidents at WEC Energy Group's Wisconsin utilities, including us.

The following table provides the Wisconsin utilities' operational goals approved by the Compensation Committee for 2025, as well as the performance against these goals:

Operational Measure	Below Goal	Goal	Above Goal	Final Result
Customer Satisfaction Percentage of "Highly Satisfied":	-5.00%	0.00%	+5.00%	
Wisconsin utilities	<81.0%	81.0% - 83.6%	>83.6%	83.9%
Transaction	<83.7%	83.7% - 86.8%	>86.8%	86.9%
Safety:	-2.50%	0.00%	+2.50%	
DART-recordable injuries	>57	34 - 57	<34	39
Lost-time injuries	>18	9 - 18	<9	10
Diversity:	-2.50%	0.00%	+2.50%	
Supplier ($ in Millions)	<195.0	195.0 - 225.5	>225.5	240.3
Workforce - Assessment	Not Met	Met	Exceeded	Exceeded

The Wisconsin utilities' performance against the customer satisfaction and supplier diversity goals, as well as WEC Energy Group's performance against the workforce diversity goal, generated a 7.5% increase to the compensation awarded to Mr. Hooper under the STPP for 2025, prorated through May 10, 2025. Performance against the safety goals did not increase or decrease the compensation awarded.

2025 Payouts under the STPP. Based upon the performance against the financial, operational and social goals established by the Compensation Committee, Mr. Lauber received annual incentive cash compensation under the STPP of $3,535,789 for 2025. This represented 293% of his annual base salary. Mmes. Liu and Kelsey, and Messrs. Hooper and Garvin, each received annual cash incentive compensation for 2025 under the STPP equal to 172%, 152%, 178%, and 151% of their respective annual base salaries, representing 205.0% of the target award for each officer, other than Mr. Hooper, whose incentive compensation payout was 205.87% of his target award. Mr. Hooper's STPP payout is based upon a combination of (i) the number of days he served as Executive Vice President and Chief Operating Officer of WEC Energy Group with a target award of 85% of base pay multiplied by WEC Energy Group's payout level of 205.0% of his target award and (ii) the number of days he served solely as President of WEC Energy Group's Wisconsin utilities with a target award of 85% of base salary multiplied by WEC Energy Group's Wisconsin utility operations' payout level of 207.5% of his target award.

The Compensation Committee retains the right to exercise discretion in adjusting awards under the STPP when it deems appropriate, but did not factor individual contributions into determining the amount of the awards for the NEOs for 2025. Because the WEC Energy Group's performance and the Company's performance against the financial, operational and social goals resulted in significant STPP awards in 2025, the Compensation Committee determined that no further adjustments based upon individual contributions or otherwise were appropriate.

LONG-TERM INCENTIVE COMPENSATION

The Compensation Committee administers the WEC Energy Group Omnibus Stock Incentive Plan, amended and restated effective as of May 6, 2021 (the "OSIP"), which is a WEC Energy Group stockholder-approved, long-term incentive plan designed to link the interests of executives and other key employees of WEC Energy Group and the Company to creating long-term stockholder value. It allows for various types of awards tied to the performance of WEC Energy Group's common stock, including WEC Energy Group stock options, stock appreciation rights, and restricted stock. The Compensation Committee also administers the WEC Energy Group Performance Unit Plan (the "PUP"), under which the Compensation Committee may award performance units. The Compensation Committee primarily uses WEC Energy Group (1) performance units, including dividend equivalents, (2) stock options, and (3) restricted stock to deliver long-term incentive opportunities.

Performance Units. Each year, the Compensation Committee makes annual grants of WEC Energy Group performance units under the PUP. The performance units are designed to provide a form of long-term incentive compensation that aligns the interests of management with those of a typical utility stockholder who is focused not only on stock price appreciation but also on dividends.

Pursuant to the PUP, performance units will vest based upon WEC Energy Group's performance during a three-year period against one or more performance measures selected by the Compensation Committee at the beginning of the performance period. The Compensation Committee may determine achievement of a performance measure on an annual basis or over the entire three-year performance period. The Compensation Committee will determine the vesting percentages of the performance units, and performance measures may have the same or different weightings with respect to performance unit vesting. Achievement within a performance measure may be determined based upon WEC Energy Group's rank in comparison to a peer group of companies or by reaching stated levels of performance. The Compensation Committee will also select the target(s) for each performance measure and the potential impact to the vesting percentage based on achievement of the performance measure(s) relative to the selected target(s). In no event will the vesting percentage over the three-year performance period be less than zero or more than 200%.

All performance units are settled in cash.

Short-Term Dividend Equivalents. Pursuant to the terms of the PUP, we increase the number of unvested performance units as of any date that WEC Energy Group declares a cash dividend on its common stock by the amount of short-term dividend equivalents a participant is entitled to receive. Short-term dividend equivalents are calculated by multiplying (a) the number of unvested performance units held by a plan participant as of the related dividend record date by (b) the amount of cash dividend payable by WEC Energy Group on a share of its common stock; and (c) dividing the result by the closing price for a share of WEC Energy Group's common stock on the dividend payment date. In effect, short-term dividend equivalents are credited and accumulated as reinvested dividends on each performance unit so that the performance units and accumulated dividends will be paid out at the end of the three-year performance period, rather than paying out the dividend equivalents annually on unearned performance units.

Short-term dividend equivalents are treated as additional unvested performance units and are subject to the same vesting, forfeiture, payment, termination, and other terms and conditions as the original performance units to which they relate. In addition, outstanding short-term dividend equivalents are treated as unvested performance units for purposes of calculating future short-term dividend equivalents.

Stock Options. Each year, the Compensation Committee also makes annual WEC Energy Group stock option grants as part of the long-term incentive program. These stock options have an exercise price equal to the fair market value of WEC Energy Group's common stock on the date of grant and expire on the 10th anniversary of the grant date. Since management benefits from a stock option award only to the extent WEC Energy Group's stock price appreciates above the exercise price of the stock option, stock options align the interests of management with those of WEC Energy Group stockholders in attaining long-term stock price appreciation.

Restricted Stock. The Compensation Committee also awards WEC Energy Group restricted stock as part of the long-term incentive plan, consistent with market practice. Similar to performance units, restricted stock aligns the interests of management with a typical utility stockholder who is focused on stock price appreciation and dividends.

Aggregate 2025 Long-Term Incentive Awards. Generally, when establishing the target value of long-term incentive awards and the appropriate mix of WEC Energy Group performance units, stock options, and restricted stock for each NEO, the Compensation Committee reviews the market compensation data and analysis provided by FW Cook. After considering FW Cook's analysis, for 2025 the Compensation Committee determined that the long-term incentive awards would be weighted 65% performance units, 20% restricted stock, and 15% stock options for our NEOs. These weightings also apply to all other eligible employees. Target values were presented to and approved by the Compensation Committee in December 2024.

Based upon the market data provided by FW Cook, we customarily target the long-term incentive award to be at or near the market median value of long-term incentive compensation for each executive officer's position. After reviewing the market data, the Compensation Committee determined to increase the target award level for each NEO (other than Ms. Liu) in order to better align such award levels with the market median for each position. All of the NEOs' long-term incentive awards were within this target range for 2025. The following provides the 2025 target long-term incentive award value for each NEO:

Executive Officer	Target LTI Award as a Percentage of Base Salary
Mr. Lauber	550%
Ms. Liu	250%
Mr. Hooper	190%
Ms. Kelsey	175%
Mr. Garvin	175%

2025 Stock Option Grants. In December 2024, the Compensation Committee approved the grant of WEC Energy Group stock options to each of our NEOs and established an overall pool of options that were granted to approximately 165 other employees. The annual option grants to the NEOs were made effective January 2, 2025, the first trading day of 2025.

All such options were granted with an exercise price equal to the average of the high and low prices reported on the NYSE for shares of WEC Energy Group common stock on the grant date.

All 2025 stock options have a term of 10 years and vest 100% on the third anniversary of the date of grant. The vesting of the stock options may be accelerated in connection with a termination of employment due to a change in control of WEC Energy Group or an executive officer's termination of employment under certain circumstances. See "Potential Payments upon Termination or Change in Control" beginning on page 34 for additional information. Subject to the limitations of the OSIP, the Compensation Committee has the power to amend the terms of any option (with the participant's consent). However, without WEC Energy Group stockholder approval, the Committee may not reduce the exercise price of existing options or cancel outstanding options in exchange for cash, other awards or options or stock appreciation rights with an exercise price that is less than the exercise price of the original options.

For purposes of determining the appropriate number of options to grant to a particular NEO, the value of an option was determined based upon the Black-Scholes option pricing model. The following table provides the number of options granted to each NEO in 2025:

Executive Officer	Options Granted
Mr. Lauber	54,319
Ms. Liu	17,885
Mr. Hooper	10,869
Ms. Kelsey	9,527
Mr. Garvin	8,726

See "Executive Compensation - Policy on Timing of Option Grants" for additional information.

2025 Restricted Stock Awards. In December 2024, the Compensation Committee also approved the grant of restricted stock to each of our NEOs and established an overall pool of restricted stock that was granted to approximately 165 other employees. The grants were made effective January 2, 2025.

The restricted stock vests in three equal annual installments beginning on the one year anniversary of the applicable grant date. Subject to very limited exceptions, restricted stock awarded to the Company's executive officers, including the NEOs, is subject to a minimum one-year holding period following the vesting date. The vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control of WEC Energy Group, death or disability, or by action of the Compensation Committee. See "Potential Payments upon Termination or Change in Control" beginning on page 34 for additional information. Tax withholding obligations related to vesting may be satisfied, at the option of the executive officer, by withholding shares otherwise deliverable upon vesting or by cash. The NEOs have the right to vote the restricted stock and to receive cash dividends when WEC Energy Group pays a dividend to its stockholders.

Regarding the annual grants effective January 2, 2025, for purposes of determining the appropriate number of shares of restricted stock to grant to a particular NEO, the Compensation Committee used a value of $97.258 per share. This value was based upon the volume-weighted price of WEC Energy Group's common stock for the ten trading days beginning on December 2, 2024, and ending on December 13, 2024. The Compensation Committee uses the volume-weighted price for annual awards in order to minimize the impact of day-to-day volatility in the stock market.

The measurement period is customarily early- to mid-December for annual awards in order to shorten the timeframe between the calculation of the awards and the actual grant date. The following table provides the number of shares of restricted stock granted to each NEO in 2025:

Executive Officer	Restricted Stock Granted
Mr. Lauber	13,453
Ms. Liu	4,429
Mr. Hooper	2,692
Ms. Kelsey	2,359
Mr. Garvin	2,161

2025 Performance Units. In December 2024, the Compensation Committee approved the grant of performance units to each of our NEOs and approved a pool of performance units that were granted to approximately 165 other employees.

The Compensation Committee believes that the performance measures selected in accordance with the terms of the PUP should link the interests of our executives to creating long-term value for WEC Energy Group's stockholders. Therefore, the measures chosen by the Committee, discussed in more detail below, balance critical operating metrics with the delivery of strong stockholder returns.

With respect to the 2025 performance units, the amount of the benefit that ultimately vests will be dependent upon 1) WEC Energy Group's total stockholder return over the three-year period ending December 31, 2027, as compared to the total stockholder return of the custom peer group described below (55% weight), and 2) WEC Energy Group's performance against the weighted average authorized return on equity ("ROE") of all WEC Energy Group's utility subsidiaries, including the Company, for the three-year performance period (45% weight). Pro-rata adjustments will be made to account for any changes to authorized ROE approved by the relevant public service commissions during the performance period. In addition, the Compensation Committee may increase the ultimate vesting percentage based upon WEC Energy Group's price to earnings ("P/E") ratio, ranked in comparison to the same custom peer group, as determined at the end of the three-year performance period.

Upon vesting, the performance units will be settled in cash in an amount determined by multiplying the number of performance units that have vested by the closing price of WEC Energy Group's common stock on the last trading day of the performance period.

The 2025 performance unit peer group against which WEC Energy Group's performance will be measured includes:

- Alliant Energy Corporation
- Ameren Corporation
- American Electric Power Company
- CenterPoint Energy, Inc.
- CMS Energy Corporation
- Consolidated Edison, Inc.
- Dominion Energy, Inc.
- DTE Energy Co.
- Duke Energy Corp.
- Evergy, Inc.
- Eversource Energy
- Exelon Corporation
- FirstEnergy Corp.
- NiSource Inc.
- OGE Energy Corp.
- Pinnacle West Capital Corp.
- PPL Corporation
- The Southern Company
- Xcel Energy Inc.

The peer group is chosen by the Compensation Committee, based upon management's recommendation and with the concurrence of FW Cook. This peer group was chosen because we believe these companies are similar to WEC Energy Group in terms of business model, long-term strategies and risk profile, with a primary focus on regulated utility operations rather than a non-regulated business model. There is significant overlap between the performance unit peer group and the comparison group developed by FW Cook for purposes of benchmarking compensation levels. However, there are several companies that are different among the two groups because FW Cook places significant weight on the financial metrics of the companies included in its comparison group, whereas we focus more on operational measures for the performance unit peer group.

Under the PUP, total stockholder return is the calculation of total return (stock price appreciation plus reinvestment of dividends) based upon an initial investment of $100 made at the beginning of the three-year performance period. The required percentile ranking for 3-year total stockholder return and the applicable vesting percentage are set forth in the chart below.

Performance Percentile Rank	Vesting Percent
< 25th Percentile	0%
25th Percentile	25%
Target (50th Percentile)	100%
85th Percentile or above	200%

If WEC Energy Group's rank is between the benchmarks identified above, the vesting percentage will be determined by interpolating on a straight line basis the appropriate vesting percentage.

In determining the total payout, achievement of this performance metric will receive 55% weight.

The ROE target is based upon a formulaic calculation that varies each year based on WEC Energy Group's past and planned investments among its utilities, as well as each utility's authorized ROE. For 2025, the target ROE and corresponding payout levels for the 2023, 2024 and 2025 performance unit awards were set as follows:

If Actual Earned ROE is	Payout Percentage
≥ 9.57%	200%
9.42%	100%
9.27%	25%
< 9.27%	0%

If WEC Energy Group's performance falls between these levels, the payout percentage is determined by interpolating on a straight line basis the appropriate vesting percentage. In determining the total payout, the final award will be based on the average of the payout percentage achieved in each year of the three-year performance period and will receive 45% weight.

WEC Energy Group's utility subsidiaries achieved an adjusted weighted-average ROE of 10.13% for 2025. The actual ROE for WEC Energy Group's Illinois utilities was adjusted to exclude the charge related to an agreement on the terms of a proposed settlement PGL and NSG reached with the Illinois Attorney General that, if approved by the ICC, would resolve all open proceedings related to the QIP rider and UEA rider. This adjustment is reflected in the weighted-average ROE.

At the end of the three-year performance cycle, the Compensation Committee may increase the total vesting percentage of performance units by up to 25% based upon WEC Energy Group's P/E ratio, as compared to the peer group described above. In no event will the vesting percentage over the three-year performance period be more than 200%. For the 2025 performance unit awards, the target P/E ratio and potential adjustments are as follows:

Quartile Rank	Additional Percentage
1st Quartile	25%
2nd Quartile	15%
Below 2nd Quartile	0%

A P/E ratio below the 2nd quartile would likely indicate a significant drop in WEC Energy Group's stock price, driving a lower vesting percentage with respect to the total stockholder return component of the awards. Therefore, the Compensation Committee determined that WEC Energy Group's performance against the P/E ratio measure should not result in a further decrease of the final award.

Unvested performance units generally are immediately forfeited upon a NEO's cessation of employment prior to completion of the three-year performance period. However, the performance units will vest immediately at the target 100% rate upon the termination of the NEO's employment (1) by reason of disability or death or (2) after a change in control of WEC Energy Group. In addition, a prorated number of performance units (based upon the target 100% rate) will vest upon the termination of employment of the NEO by reason of retirement prior to the end of the three-year performance period.

For purposes of determining the appropriate number of performance units to grant to a particular NEO, the Compensation Committee used a value of $97.258 per unit, the same value as was used for the restricted stock granted in January 2025.

The following table provides the number of performance units granted to each NEO in 2025, at the 100% target level:

Executive Officer	Performance Units Granted
Mr. Lauber	43,723
Ms. Liu	14,396
Mr. Hooper	8,749
Ms. Kelsey	7,669
Mr. Garvin	7,024

2025 Payouts under Long-Term Incentive Awards Granted in 2023. The Compensation Committee granted WEC Energy Group performance unit awards to participants in the PUP in 2023. The terms of these performance units were substantially similar to those of the performance units granted in 2025 described above.

Payouts under the 2023 performance unit awards were based on 1) WEC Energy Group's total stockholder return over the three-year period ending December 31, 2025, as compared to the total stockholder return of the 2023 performance unit peer group (55% weight) which is comprised of the same peer companies as the peer group for the 2025 performance unit award, and 2) WEC Energy Group's performance against the weighted average authorized ROE of all WEC Energy Group's utility subsidiaries for the three-year performance period (45% weight). In addition, the Compensation Committee may increase the ultimate vesting percentage based upon WEC Energy Group's P/E ratio, ranked in comparison to the same custom peer group, as determined at the end of the three-year performance period ending December 31, 2025.

WEC Energy Group's total stockholder return was at the 52.6th percentile of the peer group for the three-year performance period ended December 31, 2025, resulting in a vesting level of 107.5%. In determining the total payout level, achievement of this performance metric is weighted at 55%, resulting in a weighted vesting of 59.125%. WEC Energy Group's utility subsidiaries achieved an adjusted weighted-average ROE of 10.13% for 2025, meaning that WEC Energy Group's performance against the ROE targets for each of the three years in the performance period resulted in a vesting level of 200% for each such year. In determining the total payout level, achievement of this performance metric is weighted at 45%, resulting in a weighted vesting of 90%. WEC Energy Group's P/E ratio for the three-year performance period ended December 31, 2025 compared to the peer group was in the first quartile, resulting in an increase of 25% in the total vesting percentage of performance units and a total vesting percentage of 174.125% for the 2023 performance units. The actual payouts were determined by multiplying the number of vested performance units by the closing price of WEC Energy Group common stock ($105.46) on December 31, 2025, the last trading day of the performance period. The actual payout to each NEO is reflected in the "Option Exercises and Stock Vested for Fiscal Year 2025" table.

COMPENSATION RECOUPMENT POLICY

Pursuant to Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended ("Rule 10D-1") and NYSE Listed Company Manual Section 303A.14, the Compensation Committee has adopted a clawback policy (the "Clawback Policy") that provides for the recoupment of incentive-based compensation in the event WEC Energy Group is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws. Pursuant to the Clawback Policy, the Compensation Committee will recover from any current or former executive officer who has received incentive-based compensation during the three completed fiscal years immediately preceding the date on which the WEC Energy Group Board, or committee thereof, concludes (or reasonably should have concluded) that WEC Energy Group is required to prepare the accounting restatement, any portion of the incentive-based compensation paid in excess of what would have been paid to the executive officer under the restated financial results. In addition, WEC Energy Group may also recover from any officer, including an executive officer, that is terminated for cause or that violates a noncompetition or other restrictive covenant, incentive-based compensation received within three years prior to such termination or violation. We believe that officers engaging in conduct that is fraudulent, harmful to WEC Energy Group's reputation or otherwise materially violates its policies would lead to "for cause" termination.

STOCK OWNERSHIP GUIDELINES

The Compensation Committee believes that an important adjunct to the long-term incentive program is significant stock ownership by officers who participate in the program, including the NEOs. Accordingly, the Compensation Committee has implemented stock ownership guidelines requiring officers who participate in the long-term incentive program to hold an amount of WEC Energy Group common stock and other equity-related WEC Energy Group securities that varies depending upon such officer's level.

In addition to shares owned outright, holdings of each of the following are included in determining compliance with the stock ownership guidelines: restricted stock; WEC Energy Group phantom stock units held in WEC Energy Group's Executive Deferred Compensation Plan and Non-Qualified Retirement Savings Plan; WEC Energy Group stock held in WEC Energy Group's 401(k) plans; and shares held in a brokerage account, jointly with an immediate family member or in a trust.

The guidelines require each executive officer, including the NEOs, to acquire (generally within five years of appointment as an executive officer) and hold common stock and other equity-related securities of WEC Energy Group having a minimum fair market value ranging from 250% to 600% of base salary. As a result of its decision in October 2023 to remove unvested performance units at target from the definition of stock holdings, the Compensation Committee determined that executive officers, including the NEOs, will have five years from that date to comply with these revised guidelines.

The Compensation Committee annually reviews whether executive officers are in compliance with these guidelines. The last review was completed in October 2025. The Compensation Committee determined that all NEOs are in compliance, or making sufficient progress towards compliance, with these guidelines.

The Compensation Committee believes these stock ownership guidelines discourage unreasonable risk-taking by officers.

PROHIBITION ON HEDGING AND PLEDGING

WEC Energy Group's Corporate Securities Trading Policy prohibits directors and active employees (including officers) or any of their designees from using any strategies or products (including derivatives, short-selling techniques, prepaid variable forward contracts, equity swaps, collars, and exchange funds) that hedge or offset, or are designed to hedge or offset, any potential changes in the value of WEC Energy Group's common stock. The policy applies to WEC Energy Group common stock granted to the employees or directors by WEC Energy Group as part of their compensation or held directly or indirectly by employees or directors. The policy also prohibits the holding of WEC Energy Group securities in a margin account, as well as the pledging of WEC Energy Group securities as collateral for a loan.

LIMITED TRADING WINDOWS

Officers, including the NEOs, other identified employees, and WEC Energy Group directors may only transact in WEC Energy Group securities during approved trading windows after satisfying mandatory pre-clearance requirements, or subject to a 10b5-1 trading plan approved and entered into during an open trading window.

RETIREMENT PROGRAMS

WEC Energy Group also maintains retirement plans in which our NEOs participate: a defined benefit pension plan of the cash balance type, a supplemental pension plan, individual letter agreements with some of the NEOs, a 401(k) plan, and a non-qualified retirement savings plan. We believe these retirement plans are a valuable benefit in the attraction and retention of our employees, including the NEOs. We believe that providing a foundation for long-term financial security for our employees, beyond their employment with the Company, is a valuable component of our overall compensation program which will inspire increased loyalty and improved performance. For more information about the retirement plans, see "Pension Benefits at Fiscal Year-End 2025" and "Retirement Plans" beginning on page 30.

OTHER BENEFITS, INCLUDING PERQUISITES

We provide our executive officers, including the NEOs, with employee benefits and a limited number of perquisites. Except as specifically noted elsewhere in this information statement, the employee benefits programs in which executive officers participate (which provide benefits such as medical coverage, retirement benefits, annual contributions to a qualified savings plan, and moving and relocation costs) are generally the same programs offered to substantially all of the Company's management employees.

The perquisites made available to executive officers include financial planning, membership in a service that provides health care and safety management when traveling outside the United States, reimbursement for expenses related to annual physical exam costs not covered by insurance, and limited spousal travel for business purposes. The Company also pays periodic dues and fees for club memberships for designated officers. Mr. Garvin is the only NEO eligible for the club membership perquisite.

WEC Energy Group customarily reviews market data regarding executive perquisite practices on an annual basis. For 2025, the Compensation Committee again reviewed the package of perquisites with FW Cook and decided not to make any changes. WEC Energy Group and the Company have a legacy group of executives who are still eligible for gross-ups and not subject to WEC Energy Group's tax gross-up policy described below. We reimburse those executives for taxes paid on income attributable to the financial planning benefits provided to the executives only if the executive uses either of the Company's identified preferred providers, Annex Wealth Management or AYCO. We believe the use of the preferred financial advisers provides administrative benefits and eases communication between WEC Energy Group personnel and the financial advisers.

We pay periodic dues and fees for certain club memberships as we have found that the use of these facilities helps foster better customer and community relationships. Officers, including the NEOs, are expected to use clubs for which the Company pays dues primarily for business purposes. We do not pay any additional expenses incurred for personal use of these facilities, and officers are required to reimburse the Company to the extent that it pays for any such personal use. We do not permit personal use of the airplane available to WEC Energy Group. We do allow spousal travel if an executive's spouse is accompanying the executive on business travel and the airplane is not fully utilized by WEC Energy Group personnel. There is no incremental cost to WEC Energy Group or the Company for this travel, other than the reimbursement for taxes paid on imputed income attributable to the executives for this perquisite, as the airplane cost is the same regardless of whether or not an executive's spouse travels. Any tax reimbursement is subject to the Company's Tax Gross-Up Policy discussed below.

In addition, each of our executive officers is eligible to participate in an officer life insurance benefit. If an executive officer chooses to participate, upon such officer's death while employed by WEC Energy Group and/or the Company, a benefit is paid to his or her designated beneficiary in an amount equal to the value of three times the officer's base salary at the time of death.

TAX GROSS-UP POLICY

The Compensation Committee adopted a formal policy that prohibits entry into any contract, agreement, or arrangement with any officer of WEC Energy Group or its subsidiaries, including the Company, that obligates the Company to pay directly or reimburse the officer for any portion of the officer's individual tax liability for benefits provided by the Company. Excluded from this policy are (1) agreements or arrangements entered into prior to December 2014 when the policy was adopted, (2) agreements or arrangements entered into prior to, and assumed by WEC Energy Group or the Company in connection with, any merger or acquisition, or (3) plans or policies applicable to Company employees generally.

SEVERANCE BENEFITS AND CHANGE IN CONTROL

None of the NEOs have entered into an employment agreement that provides for severance and change in control benefits. However, they are eligible to participate in WEC Energy Group's Severance Pay Plan. For a discussion of the severance benefits available to our executive officers generally, see "Potential Payments upon Termination or Change in Control" located on page 34.

In addition, WEC Energy Group's supplemental pension plan provides that in the event of a change in control, participants will be entitled to a lump sum payment of amounts due under the plan if employment is terminated within 18 months of the change in control.

IMPACT OF PRIOR COMPENSATION

The Compensation Committee does not believe it is appropriate to consider the amounts realized or realizable from prior incentive compensation awards when establishing future levels of short-term and long-term incentive compensation.

TAX AND ACCOUNTING CONSIDERATIONS

When reviewing and adjusting WEC Energy Group's and the Company's compensation program, the Compensation Committee considers factors that may have an impact on WEC Energy Group's and the Company's financial performance, including tax and accounting rules. Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation paid to certain covered employees, generally including the NEOs, to $1 million in any year per person. Although the Compensation Committee takes into consideration the provisions of Section 162(m), it believes that maintaining tax deductibility is only one consideration among many in the design of an effective executive compensation program. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this information statement.

The Compensation Committee of WEC Energy Group, Inc.

Ulice Payne, Jr., Committee Chair

William M. Farrow III

Thomas K. Lane

EXECUTIVE COMPENSATION

The following table summarizes total compensation awarded to, earned by, or paid to the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and each of the other individuals identified in the table below (the "NEOs"). The amounts shown in this and all subsequent tables in this information statement are WEC Energy Group consolidated compensation data.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (3) ($)	Option Awards (4) ($)	Non-Equity Incentive Plan Compensation (5) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (6) ($)	All Other Compensation (7)(8) ($)	Total ($)	Total Without Change in Pension Value ($)
Scott J. Lauber Chairman of the Board and CEO	2025	1,205,700	—	5,405,848	990,235	3,535,789	486,414	564,506	12,188,492	11,811,163
	2024	1,148,320	—	4,633,847	884,488	3,282,992	464,243	534,201	10,948,091	10,615,694
	2023	1,085,199	—	3,461,002	905,967	3,145,494	449,977	504,540	9,552,179	9,230,552
Xia Liu Executive Vice President and CFO	2025	873,385	—	1,779,857	326,044	1,501,420	70,632	542,451	5,093,789	5,093,789
	2024	841,853	—	1,769,361	337,721	1,461,279	53,671	500,747	4,964,632	4,964,632
	2023	803,226	—	1,485,174	388,761	1,330,391	26,767	474,059	4,508,378	4,508,378
Michael W. Hooper(1) President	2025	690,801	—	1,081,718	198,142	1,232,722	70	439,918	3,643,371	3,643,371
	2024	525,772	195,355 (2)	939,172	177,158	424,898	—	438,363	2,700,718	2,700,718
Margaret C. Kelsey Executive Vice President, General Counsel and Corporate Secretary	2025	664,661	—	948,123	173,677	1,008,182	3,372	181,503	2,979,518	2,979,518
	2024	640,665	—	915,594	174,766	981,229	991	171,772	2,885,017	2,885,017
	2023	611,271	—	753,455	197,171	949,173	7,625	168,789	2,687,484	2,687,484
Robert M. Garvin Executive Vice President - External Affairs	2025	612,789	—	868,419	159,075	923,403	172,259	100,347	2,836,292	2,684,958
	2024	577,692	—	822,725	157,043	881,760	161,037	63,653	2,663,910	2,529,110
	2023	547,418	—	670,539	175,535	788,508	156,520	67,336	2,405,856	2,278,785

Note: In order to show the effect that the year-over-year change in pension value had on total compensation, as determined under applicable SEC rules, we have included an additional column to show total compensation minus the change in pension value. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column required under SEC rules and are not a substitute for total compensation. Total Without Change in Pension Value represents total compensation, as determined under applicable SEC rules, minus the change in pension value reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. The change in pension value is subject to many external variables, such as interest rates, that are not related to WEC Energy Group or Company performance. Therefore, we believe that total compensation minus the change in pension value provides helpful additional information for comparative purposes.

(1) Mr. Hooper joined the Company effective April 1, 2024. Therefore, no information has been provided for 2023.

(2) Reflects the adjustment made by the Compensation Committee to Mr. Hooper's 2024 STPP award to recognize Mr. Hooper's significant individual contributions to WEC Energy Group's overall performance in 2024.

(3) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of performance units and/or restricted stock awarded to each NEO in the respective year for which such amounts are reported. The amounts reported for the performance units are based upon the probable outcome as of the grant date of associated performance and market conditions, and are consistent with our estimate, as of the grant date, of aggregate compensation cost to be recognized over the three-year performance period. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon WEC Energy Group's performance and the executive's number of additional years of service with the Company.

The value of the performance unit awards as of the grant date, assuming achievement of the highest level of performance and excluding any performance units resulting from short-term dividend equivalents, for each of Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, is $8,267,801, $1,654,392, $1,328,203, $2,722,212, and $1,450,170, respectively, for the 2025 awards. The value of the performance unit awards as of the grant date, assuming achievement of the highest level of performance and excluding any performance units resulting from short-term dividend equivalents for each of Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, is $7,087,140, $1,436,399, $1,258,326, $2,706,132, and $1,400,351, respectively, for the 2024 awards. See "Option Exercises and Stock Vested For Fiscal Year 2025" for the amount of the actual payout with respect to the 2023 award of performance units.

(4) The amounts reported reflect the aggregate grant date fair value, as computed in accordance with FASB ASC Topic 718 excluding estimated forfeitures, of options awarded to each NEO in the respective year for which such amounts are reported. The actual value received by the executives from these awards may range from $0 to greater than the reported amounts, depending upon WEC Energy Group's performance. In accordance with FASB ASC Topic 718, we made certain assumptions in our calculation of the grant date fair value of the stock options. See "Stock Options" in Note 1(l) -- Stock-Based Compensation, in the Notes to Consolidated Financial Statements in our 2025 Annual Report on Form 10-K for a description of these assumptions. For 2025, the assumptions made in connection with the valuation of the stock options are the same as described in Note 1(l).

(5) Consists of the annual incentive compensation earned under WEC Energy Group's STPP. For Mr. Hooper, this represents a prorated amount for 2024 to reflect his April 2024 start date.

(6) The amounts reported for 2025, 2024, and 2023 reflect the aggregate change in the actuarial present value of each applicable NEO's accumulated benefit under all defined benefit plans from December 31, 2024 to December 31, 2025, December 31, 2023 to December 31, 2024, and December 31, 2022 to December 31, 2023, respectively. The amounts reported for all years also include above-market earnings on compensation that is deferred by the NEOs into the Prime Rate Fund under WEC Energy Group's Executive Deferred Compensation Plan and, for Mr. Hooper, under the WEC Energy Group Non-Qualified

Retirement Savings Plan. Above-market earnings represent the difference between the interest rate used to calculate earnings under the respective Plans and 120% of the applicable federal long-term rate prescribed by the Internal Revenue Code. The amounts earned for 2025 are shown below.

Name	Change in Pension Value ($)	Non-Qualified Deferred Compensation Earnings ($)	Total ($)
Scott J. Lauber	377,329	109,085	486,414
Xia Liu	—	70,632	70,632
Michael W. Hooper	—	70	70
Margaret C. Kelsey	—	3,372	3,372
Robert M. Garvin	151,334	20,925	172,259

For 2025, 2024, and 2023, the applicable discount rate used to value pension plan liabilities moved from 5.70% to 5.50%, 5.20% to 5.70%, and 5.50% to 5.20%, respectively. As the discount rate increases, the Company's pension funding obligation decreases, and vice versa. The changes in the actuarial present values of the NEOs' pension benefits do not constitute cash payments to the NEOs.

[7] During 2025, each NEO received financial planning services and the cost of an annual physical exam; Mr. Lauber and Ms. Liu were provided with membership in a service that provides healthcare and safety management when traveling outside the United States. Mr. Garvin received reimbursement of dues and fees for club memberships.

[8] All Other Compensation for Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, for 2025 also consists of:

- Employer matching of contributions into the WEC Energy Group 401(k) plan in the amount of $14,000 for each NEO;

- Employer contributions into the WEC Energy Group 401(k) plan in the amount of $21,000 for Mr. Hooper, and Mmes. Liu and Kelsey, and into the WEC Energy Group Non-Qualified Retirement Savings Plan in the amount of $118,322 for Ms. Liu, $58,378 for Mr. Hooper, and $77,177 for Ms. Kelsey. These payments are in lieu of participation in WEC Energy Group's pension plan;

- "Make-whole" payments under the WEC Energy Group Executive Deferred Compensation Plan that provides a match at the same level as the WEC Energy Group 401(k) plan (4% for up to 7% of wages) for all deferred salary and bonus not otherwise eligible for a match in the amounts of $164,836 for Mr. Lauber, $78,882 for Ms. Liu, $24,540 for Mr. Hooper, $51,451 for Ms. Kelsey, and $45,258 for Mr. Garvin;

- Retention credit contributed to a nonqualified account in the amount of $347,288 for Mr. Lauber. See "Mr. Lauber's Retention Agreement" on page 31 for a description of this benefit;

- Retirement income supplement contributed to a nonqualified account in the amount of $286,526 for Ms. Liu. See "Ms. Liu's Retirement Income Supplement" on page 31 for a description of this benefit;

- Employer contribution into the Executive Deferred Compensation Plan in the amount of $300,000 for Mr. Hooper. See "Mr. Hooper's EDCP Contribution Agreement" on page 31 for a description of this benefit; and

- Tax reimbursements or "gross-ups" for all applicable perquisites in the amounts of $15,333 and $19,312 for Messrs. Lauber and Garvin, respectively.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2025

The following table shows additional data regarding incentive plan awards to the NEOs for 2025.

Name	Grant Date	Action Date [1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units [4] (#)	All Other Option Awards [5]		Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		Number of Securities Underlying Options (#)	Exercise or Base Price [6] ($/Sh)	
Scott J. Lauber	1/16/25	—	431,194	1,724,775	3,622,028	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	1,749	43,723	87,446	—	—	—	4,133,900
	1/2/25	12/5/24	—	—	—	—	—	—	13,453	—	—	1,271,948
	1/2/25	12/5/24	—	—	—	—	—	—	—	54,319	94.5475	990,235
Xia Liu	1/16/25	—	183,100	732,400	1,538,040	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	576	14,396	28,792	—	—	—	1,361,106
	1/2/25	12/5/24	—	—	—	—	—	—	4,429	—	—	418,751
	1/2/25	12/5/24	—	—	—	—	—	—	—	17,885	94.5475	326,044
Michael W. Hooper	1/16/25	—	149,696	598,784	1,257,446	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	350	8,749	17,498	—	—	—	827,196
	1/2/25	12/5/24	—	—	—	—	—	—	2,692	—	—	254,522
	1/2/25	12/5/24	—	—	—	—	—	—	—	10,869	94.5475	198,142
Margaret C. Kelsey	1/16/25	—	122,949	491,796	1,032,772	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	307	7,669	15,338	—	—	—	725,085
	1/2/25	12/5/24	—	—	—	—	—	—	2,359	—	—	223,038
	1/2/25	12/5/24	—	—	—	—	—	—	—	9,527	94.5475	173,677
Robert M. Garvin	1/16/25	—	112,610	450,441	945,926	—	—	—	—	—	—	—
	1/2/25	12/5/24	—	—	—	281	7,024	14,048	—	—	—	664,102
	1/2/25	12/5/24	—	—	—	—	—	—	2,161	—	—	204,317
	1/2/25	12/5/24	—	—	—	—	—	—	—	8,726	94.5475	159,075

[1] On December 5, 2024, the Compensation Committee awarded the annual 2025 stock option, restricted stock, and performance unit grants effective the first trading day of 2025 (January 2, 2025).

[2] Non-equity incentive plan awards consist of annual incentive awards under WEC Energy Group's STPP. For a more detailed description of the STPP, see the Compensation Discussion and Analysis.

[3] Consists of performance units awarded under the WEC Energy Group Performance Unit Plan. WEC Energy Group's Performance Unit Plan provides for short-term dividend equivalents. The number of performance units awarded will be increased as of any date that WEC Energy Group declares a cash dividend on its common stock by the amount of short-term dividend equivalents awarded. In effect, short-term dividend equivalents will be credited and accumulated as reinvested dividends on each performance unit so that the performance units and accumulated dividends will be paid out at the end of the performance units' three-year performance period, contingent upon WEC Energy Group's performance. Therefore, the number of performance units reported at each of the threshold, target, and maximum levels in this table will increase by the number of short-term dividend equivalents earned. For a more detailed description of the performance units and short-term dividend equivalents, see the Compensation Discussion and Analysis.

[4] Consists of restricted stock awarded under the WEC Energy Group Omnibus Stock Incentive Plan. For a more detailed description of the terms of the restricted stock, see the Compensation Discussion and Analysis.

[5] Consists of non-qualified stock options to purchase shares of WEC Energy Group common stock pursuant to the WEC Energy Group Omnibus Stock Incentive Plan. For a more detailed description of the terms of the options, see the Compensation Discussion and Analysis.

[6] The exercise price of the option awards is equal to the fair market value of WEC Energy Group's common stock on the date of grant. Fair market value is the average of the high and low prices of WEC Energy Group common stock, which is listed on the New York Stock Exchange, reported by Bloomberg L.P. on the grant date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2025

The following table reflects the number and value of exercisable and unexercisable options as well as the number and value of other equity awards held by the NEOs at fiscal year-end 2025.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options: Exercisable (#)	Number of Securities Underlying Unexercised Options: Unexercisable [1] (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested [2] (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested [3] ($)
Scott J. Lauber	8,089	—	—	58.305	1/3/27	—	—	—	—
	26,465	—	—	66.015	1/2/28	—	—	—	—
	30,560	—	—	68.175	1/2/29	—	—	—	—
	32,420	—	—	91.4875	1/2/30	—	—	—	—
	5,750	—	—	88.5475	7/1/30	—	—	—	—
	46,647	—	—	91.06	1/4/31	—	—	—	—
	58,121	—	—	96.035	1/3/32	—	—	—	—
	—	46,270	—	93.69	1/3/33	—	—	—	—
	—	54,598	—	85.045	1/2/34	—	—	—	—
	—	54,319	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	24,310	2,563,733	—	—
	—	—	—	—	—	—	—	44,737	9,435,928
	—	—	—	—	—	—	—	45,193	9,532,213
Xia Liu	36,705	—	—	92.315	6/1/30	—	—	—	—
	37,830	—	—	91.06	1/4/31	—	—	—	—
	29,331	—	—	96.035	1/3/32	—	—	—	—
	—	19,855	—	93.69	1/3/33	—	—	—	—
	—	20,847	—	85.045	1/2/34	—	—	—	—
	—	17,885	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	8,685	915,920	—	—
	—	—	—	—	—	—	—	17,082	3,602,935
	—	—	—	—	—	—	—	14,880	3,138,490
Michael W. Hooper	—	11,121	—	81.663	4/1/34	—	—	—	—
	—	10,869	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	4,496	474,148	—	—
	—	—	—	—	—	—	—	9,343	1,970,731
	—	—	—	—	—	—	—	9,043	1,907,350
Margaret C. Kelsey	18,380	—	—	66.015	1/2/28	—	—	—	—
	20,147	—	—	68.175	1/2/29	—	—	—	—
	20,477	—	—	91.4875	1/2/30	—	—	—	—
	21,072	—	—	91.06	1/4/31	—	—	—	—
	16,181	—	—	96.035	1/3/32	—	—	—	—
	—	10,070	—	93.69	1/3/33	—	—	—	—
	—	10,788	—	85.045	1/2/34	—	—	—	—
	—	9,527	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	4,551	479,948	—	—
	—	—	—	—	—	—	—	8,840	1,864,427
	—	—	—	—	—	—	—	7,927	1,671,963
Robert M. Garvin	14,705	—	—	66.015	1/2/28	—	—	—	—
	14,931	—	—	68.175	1/2/29	—	—	—	—
	15,471	—	—	91.4875	1/2/30	—	—	—	—
	15,944	—	—	91.06	1/4/31	—	—	—	—
	14,128	—	—	96.035	1/3/32	—	—	—	—
	—	8,965	—	93.69	1/3/33	—	—	—	—
	—	9,694	—	85.045	1/2/34	—	—	—	—
	—	8,726	—	94.5475	1/2/35	—	—	—	—
	—	—	—	—	—	4,127	435,233	—	—
	—	—	—	—	—	—	—	7,943	1,675,338
	—	—	—	—	—	—	—	7,260	1,531,279

[1] All options reported in this column were granted ten years prior to their respective expiration date and vest 100% on the third anniversary of the grant date.

[2] Effective January 3, 2023, Messrs. Lauber and Garvin, and Mmes. Liu and Kelsey, were granted restricted stock awards of 6,926; 1,342; 2,972; and 1,507 shares, respectively, which began vesting in three equal annual installments on January 3, 2024. Effective January 2, 2024, Messrs. Lauber and Garvin, and

Mmes. Liu and Kelsey, were granted restricted stock awards of 12,820; 2,276; 4,895; and 2,533 shares, respectively, which began vesting in three equal annual installments on January 2, 2025. Effective April 1, 2024, Mr. Hooper was granted a restricted stock award of 2,706 shares, which began vesting in three equal annual installments on April 1, 2025. Effective January 2, 2025, Messrs. Lauber, Hooper and Garvin, and Mmes. Liu and Kelsey, were granted restricted stock awards of 13,453; 2,692; 2,161; 4,429; and 2,359 shares, respectively, which began vesting in three equal installments on January 2, 2026. Vesting of the restricted stock may be accelerated in connection with a termination of employment due to a change in control of WEC Energy Group, death or disability, or by action of the Compensation Committee.

[3] The number of performance units reported were awarded in 2024 (first line) and 2025 (second line) and vest at the end of the three-year performance period ending December 31, 2026 and December 31, 2027, respectively. The number of performance units reported and their corresponding value are based upon a payout at the maximum amount for both plan years. The number and value of the 2024 and 2025 performance units includes performance units resulting from the grant of short-term dividend equivalents.

Policy on Timing of Option Grants

WEC Energy Group does not grant equity awards in anticipation of the release of material non-public information ("MNPI"), and it does not time the release of MNPI for the purpose of affecting the value of executive compensation. Although WEC Enery Group has not adopted a predetermined schedule for the granting of option and other equity awards, it is the Compensation Committee's long standing practice to approve annual equity awards at its regularly-scheduled meeting held in December of each year. The effective grant date of these awards is the first trading day of the year immediately following the award. The Compensation Committee may also grant option and other equity awards to individuals upon hire or promotion to executive officer positions or appointment to the Board.

The timing of the annual option and other equity awards approved by the Compensation Committee on December 5, 2024, with a grant date of January 2, 2025 (the first trading day of the year), was consistent with long standing practice and not tied to the timing of any release of MNPI.

During 2025, the options listed below had a grant date within 4 business days prior to the filing or furnishing of a Form 8-K.

Name	Grant Date	Number of securities underlying the award (#)	Exercise price of the award ($)	Grant date fair value of the award ($)	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of MNPI and the trading day beginning immediately following the disclosure of MNPI
Scott J. Lauber	1/2/2025	54,319	94.548	18.23	(0.6)%
Xia Liu	1/2/2025	17,885	94.548	18.23	(0.6)%
Michael W. Hooper	1/2/2025	10,869	94.548	18.23	(0.6)%
Margaret C. Kelsey	1/2/2025	9,527	94.548	18.23	(0.6)%
Robert M. Garvin	1/2/2025	8,726	94.548	18.23	(0.6)%

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR 2025

This table shows the number and value of (1) stock options that were exercised by the NEOs, (2) restricted stock awards that vested, and (3) performance units that vested in 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise [1] ($)	Number of Shares Acquired on Vesting [2] (#)	Value Realized on Vesting [3][4] ($)
Scott J. Lauber	9,231	485,296	8,419	794,451
			58,198	6,137,544
Xia Liu	—	—	3,548	334,740
			24,974	2,633,735
Michael W. Hooper	—	—	902	97,989
			—	—
Margaret C. Kelsey	—	—	1,858	175,292
			12,671	1,336,294
Robert M. Garvin	14,185	706,442	1,652	155,860
			11,275	1,189,066

[1] Value realized upon the exercise of options is determined by multiplying the number of shares received upon exercise by the difference between the market price of WEC Energy Group common stock at the time of exercise and the exercise price.

[2] Reflects the number of shares of restricted stock that vested in 2025 (first line) and the number of performance units that vested as of December 31, 2025, the end of the applicable three-year performance period (second line). The performance units were settled in cash. Subject to very limited exceptions, restricted stock awarded to WEC Energy Group's and the Company's executive officers, including the NEOs, is subject to a minimum one-year holding period following the vesting date.

[3] Restricted stock value realized is determined by multiplying the number of shares of restricted stock that vested by the fair market value of WEC Energy Group common stock on the date of vesting. We compute fair market value as the average of the high and low prices of WEC Energy Group common stock reported by Bloomberg L.P. on the vesting date.

[4] Performance units value realized is determined by multiplying the number of performance units that vested by the closing market price of WEC Energy Group common stock on December 31, 2025, the last trading day of the year.

PENSION BENEFITS AT FISCAL YEAR-END 2025

The following table sets forth information for each NEO regarding their pension benefits at fiscal year-end 2025 under WEC Energy Group's three different retirement plans discussed below.

Name	Plan Name	Number of Years Credited Service [1] (#)	Present Value of Accumulated Benefit [3] ($)	Payments During Last Fiscal Year ($)
Scott J. Lauber	WEC Energy Group Plan	35.50	715,948	—
	SERP	35.50	1,580,205	—
	Individual Letter Agreement	—	—	—
Xia Liu[2]	WEC Energy Group Plan	—	—	—
	SERP	—	—	—
	Individual Letter Agreement	—	—	—
Michael Hooper[2]	WEC Energy Group Plan	—	—	—
	SERP	—	—	—
	Individual Letter Agreement	—	—	—
Margaret C. Kelsey[2]	WEC Energy Group Plan	—	—	—
	SERP	—	—	—
	Individual Letter Agreement	—	—	—
Robert M. Garvin	WEC Energy Group Plan	14.67	365,952	—
	SERP	14.67	864,874	—
	Individual Letter Agreement	14.67	104,963	—

[1] Years of service are computed as of December 31, 2025, the pension plan measurement date used for financial statement reporting purposes.

[2] Mr. Hooper and Mmes. Liu and Kelsey are not eligible to receive pension benefits under the WEC Energy Group Plan.

[3] The key assumptions used in calculating the actuarial present values reflected in this column are:
- Earliest projected unreduced retirement age based upon projected service:
  ◦ For Mr. Lauber, age 60.33.
  ◦ For Mr. Garvin, age 59.42.
- Discount rate of 5.50%.
- Cash balance interest crediting rate of 5.00%.
- Form of payment:
  ◦ Mr. Lauber: WEC Energy Group Plan 60% lump sum / 40% life annuity; SERP - Ten Year Annual Installment
  ◦ Mr. Garvin: WEC Energy Group Plan 60% lump sum / 40% life annuity; SERP and ILA - Five Annual Installments.
- Mortality Table for life annuity - Pri-2012/Male/White Collar as published by the Society of Actuaries with modified MP2020 projection.

RETIREMENT PLANS

WEC Energy Group maintains four different plans providing for retirement payments and benefits for the NEOs: a defined benefit pension plan of the cash balance type ("WEC Energy Group Plan"); a supplemental executive retirement plan ("SERP"); ILAs; and the WEC Energy Group Retirement Savings Plan, which is a 401(k) plan, for those individuals who are not eligible to participate in the WEC Energy Group Plan. The compensation considered for purposes of the retirement plans for Messrs. Lauber and Garvin is $4,023,804 and $1,377,732, respectively, of which $350,000 is applied to the WEC Energy Group Plan and the remainder to the SERP. These amounts represent their 2025 base salary, plus their 2024 STPP award paid in 2025. As of December 31, 2025, Messrs. Lauber and Garvin currently have 35.50 and 14.67 credited years of service, respectively, under the various plans described below. Messrs. Lauber and Garvin were not granted additional years of credited service. See below for a discussion of the contributions made to the WEC Energy Group Retirement Savings Plan on behalf of Mr. Hooper and Mmes. Liu and Kelsey, who do not participate in the WEC Energy Group Plan.

The WEC Energy Group Plan

Many of WEC Energy Group's regular full-time and part-time employees, including Messrs. Lauber and Garvin, participate in the WEC Energy Group Plan. The WEC Energy Group Plan bases a participant's defined benefit pension on the value of a hypothetical account balance.

Upon switching to a cash balance plan effective January 1, 1996, through 2007 participants' balances received annual credits to the account equal to 5% of base pay (including WEC Energy Group 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to 4% plus 75% of the annual time-weighted trust investment return for the year in excess of 4%. From 2008 through 2013, the interest credit percentage was set at either the long-term corporate bond third segment rate, published by the Internal Revenue Service, or 4%, whichever was greater.

Effective January 1, 2014, participants receive an annual credit to the account equal to 6% of base pay (including WEC Energy Group 401(k) plan pre-tax deferrals and other items), plus an interest credit on all prior accruals equal to a 5% fixed rate. For participants in the WEC Energy Group Plan on December 31, 2007 and December 31, 2013, their WEC Energy Group Plan benefit will never be less than the benefit accrued as of December 31, 2007 and December 31, 2013, respectively. The WEC Energy Group Plan benefit will be calculated under all three formulas to provide participants with the greater benefit; however, in calculating a participant's benefit accrued as of December 31, 2007 and December 31, 2013, interest credits as defined under each of the prior WEC Energy Group Plan formulas will be taken into account but not any additional pay credits.

The life annuity payable under the WEC Energy Group Plan is determined by converting the hypothetical account balance credits into annuity form.

Under the WEC Energy Group Plan, participants receive unreduced pension benefits upon reaching one of the following three thresholds: (1) age 65; (2) age 62 with 30 years of service; or (3) age 60 with 35 years of service.

Pursuant to the Internal Revenue Code, only $350,000 of pension eligible earnings (base pay and annual incentive compensation) could be considered for purposes of the WEC Energy Group Plan in 2025.

Supplemental Executive Retirement Plans and Individual Letter Agreements

Designated officers of WEC Energy Group and the Company, including Messrs. Lauber and Garvin, participate in the SERP, which is part of the Supplemental Pension Plan (the "SPP") adopted to comply with Section 409A of the Internal Revenue Code. The SERP provides monthly supplemental pension benefits to participants, which will be paid out of unsecured corporate assets, or the grantor trust described below, in an amount equal to the difference between the actual pension benefit payable under the WEC Energy Group Plan and what such pension benefit would be if calculated without regard to any limitation imposed by the Internal Revenue Code on pension benefits or covered compensation, including amounts deferred to the WEC Energy Group Executive Deferred Compensation Plan. Except for a "change in control" of WEC Energy Group, as defined in the SPP, and pursuant to the terms of the ILAs discussed below, no payments are made until after the participant's retirement at or after age 60 or death. If a participant in the SERP dies prior to age 60, his or her beneficiary is entitled to receive retirement benefits under the SERP.

WEC Energy Group entered into an agreement with Mr. Garvin when he was hired in April 2011 that provides for a supplemental pension benefit account, which was credited with $50,000. This account is credited with interest annually at the same rate as the WEC Energy Group Plan. The account balance vested in April 2021, when Mr. Garvin completed 10 years of service. The purpose of this agreement was to ensure that Mr. Garvin did not lose pension earnings by joining the executive management team at WEC Energy Group and the Company which he otherwise would have received from his former employer. Without providing a means to retain his pension benefits, it would have been difficult for WEC Energy Group to attract Mr. Garvin.

The SPP provides for a mandatory lump sum payment upon a change in control of WEC Energy Group if the executive's employment is terminated within 18 months after the change in control. The Wisconsin Energy Corporation 2014 Rabbi Trust, a grantor trust, funds certain non-qualified benefits, including the SPP and the ILAs, as well as the Executive Deferred Compensation Plan. See "Potential Payments upon Termination or Change in Control" later in this information statement for additional information.

Mr. Lauber's Retention Agreement

Due to unforeseen medical circumstances in 2017 involving WEC Energy Group's then-CEO, WEC Energy Group, under the Board's careful oversight, was required to adjust its CEO succession plan and accelerate the development of the next generation of leadership.

With his appointment, effective February 1, 2022, Mr. Lauber became WEC Energy Group's fourth CEO in six years. In order to provide sufficient time for longer term succession planning, the Compensation Committee determined it was in WEC Energy Group's best interest to incentivize Mr. Lauber, age 56 at that time, to remain with WEC Energy Group until his retirement.

On February 21, 2022, WEC Energy Group and Mr. Lauber entered into a letter agreement, which was approved by the Compensation Committee after consideration of input from FW Cook. Pursuant to the terms of this agreement, WEC Energy Group began crediting an annual contribution of $300,000 to a nonqualified account on February 21, 2022. So long as Mr. Lauber remains employed by WEC Energy Group, an additional $300,000 will be credited annually on February 1, until a maximum of 10 contributions have been made. In addition, the account will be credited with interest at a rate of 5% annually, which is equivalent to the interest crediting rate under WEC Energy Group's cash balance pension plan. The account would vest upon the sixth such contribution, at which time Mr. Lauber will be 61, or upon Mr. Lauber's death or disability.

Ms. Liu's Retirement Income Supplement

WEC Energy Group entered into an employment agreement with Ms. Liu when she commenced employment in June 2020 that provides for a retirement income supplement. Pursuant to the agreement, WEC Energy Group credits $225,000 annually to a nonqualified account. The annual credit plus interest will continue until the year in which Ms. Liu ceases employment or reaches age 62. The balance at separation or age 62 will be frozen and will not exceed $3,000,000. Effective January 1 of each year, the account will be credited with interest at the annual average prime rate, not to exceed 5%. Amounts credited to the account vest at age 55, and will be distributed at Ms. Liu's retirement or other separation. Ms. Liu turned 55 in January 2025. Administration of this benefit is intended to comply with Section 409A of the Internal Revenue Code. The purpose of providing this benefit under Ms. Liu's agreement was to ensure that she did not lose retirement benefits by joining the executive management team at WEC Energy Group and the Company she otherwise would have accrued and received from her former employer.

Mr. Hooper's Executive Deferred Compensation Plan Agreement

Pursuant to the employment agreement entered into with Mr. Hooper, effective March 7, 2024, WEC Energy Group credits $300,000 annually to the Executive Deferred Compensation Plan (the "EDCP Credit"). The annual credit is invested in the account that tracks the performance of WEC Energy Group common stock. WEC Energy Group will make a total of five annual contributions. Mr. Hooper's account balance will vest on his fifth anniversary with WEC Energy Group or in the event of his death or disability. Administration of this benefit is intended to comply with Section 409A of the Internal Revenue Code. The purpose of providing this benefit under Mr. Hooper's agreement was to ensure that he did not lose retirement benefits by joining the executive management team at WEC Energy Group and the Company he otherwise would have accrued and received from his former employer.

WEC Energy Group Retirement Savings Plan

Effective January 1, 2015, all newly hired management employees, including executive officers, receive an annual contribution equal to 6% of pension-eligible wages from WEC Energy Group into WEC Energy Group's 401(k) plan rather than participate in the WEC Energy Group Plan. Pension-eligible wages consist of annual base salary and STPP payouts. In connection with this plan, the Compensation Committee adopted the WEC Energy Group Non-Qualified Retirement Savings Plan which provides "make-whole" benefits to address Internal Revenue Code limits on the amount of money that can be contributed to a 401(k) plan. For additional details, see "Non-Qualified Retirement Savings Plan" below.

Mmes. Liu and Kelsey, along with Mr. Hooper, are entitled to receive contributions from WEC Energy Group to the 401(k) plan and Non-Qualified Retirement Savings Plan.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2025

The following table reflects activity by the NEOs during 2025 in WEC Energy Group's Executive Deferred Compensation Plan (the "EDCP") and Non-Qualified Retirement Savings Plan (the "NQRSP"), which are discussed below.

Name	Plan Name	Executive Contributions in Last Fiscal Year [1] ($)	Registrant Contributions in Last Fiscal Year [1] ($)	Aggregate Earnings in Last Fiscal Year [2] ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End [3] ($)
Scott J. Lauber	EDCP	447,089	164,836	503,366	—	6,830,943
Xia Liu	EDCP	1,870,728	78,882	527,443	—	6,652,313
	NQRSP	—	118,322	54,264	—	480,377
Michael W. Hooper	EDCP	105,408	324,540	58,862	—	844,330
	NQRSP	—	58,378	485	—	8,285
Margaret C. Kelsey	EDCP	114,539	51,451	198,840	—	1,659,378
	NQRSP	—	77,177	70,153	—	569,017
Robert M. Garvin	EDCP	103,700	45,258	194,600	—	2,074,416

[1] All of the amounts are reported as compensation in the "Summary Compensation Table" of this information statement. The NQRSP contributions were earned in 2025, with the actual contribution being made in 2026.

[2] $109,085, $70, $20,925, $70,632, and $3,372 of the reported amounts, which represent above-market earnings on compensation that was deferred into the Prime Rate Fund, are reported in the "Summary Compensation Table" of this information statement for Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, respectively.

[3] $4,127,310, $300,000, $1,007,555, $3,828,580, and $886,221 of the reported amounts in the EDCP were reported as compensation in the Summary Compensation Tables in prior information statements for Messrs. Lauber, Hooper, and Garvin, and Mmes. Liu and Kelsey, respectively. $383,999, $436,104, and $7,800 of the reported amounts in the NQRSP were reported as compensation in the Summary Compensation Tables in prior information statements for Mmes. Liu and Kelsey, and Mr. Hooper, respectively.

Executive Deferred Compensation Plan

WEC Energy Group maintains two executive deferred compensation plans in which the NEOs participate: the Legacy WEC Energy Group Executive Deferred Compensation Plan (the "Legacy EDCP"), and the WEC Energy Group Executive Deferred Compensation Plan (the "EDCP") adopted effective January 1, 2005 to comply with Section 409A of the Internal Revenue Code. The Legacy EDCP provides that (1) amounts earned, deferred, vested, credited, and/or accrued as of December 31, 2004 are preserved and frozen (subject to appreciation in value of such amounts) so that these amounts are exempt from Section 409A and (2) no new employees may participate in the Legacy EDCP as of January 1, 2005. Since January 1, 2005, all deferrals have been made to the EDCP. Therefore, Mr. Lauber is the only NEO who participates in the Legacy EDCP. The provisions of the EDCP as in effect on December 31, 2024 are described below, as are the payout provisions of the Legacy EDCP.

The EDCP. Under the plan, a participant may defer up to 50% of his or her base salary, annual incentive compensation and vested awards of performance units. Stock option gains and vested restricted stock may not be deferred into the EDCP. Generally, deferral elections are made annually by each participant for the upcoming plan year. WEC Energy Group maintains detailed records tracking each participant's "account balance." In addition to deferrals made by the participants, WEC Energy Group may also credit each participant's account balance by matching a certain portion of each participant's deferral. Such deferral matching is determined by a formula taking into account the matching rate applicable under WEC Energy Group's 401(k) plan, the percentage of compensation subject to such matching rate, the participant's gross compensation eligible for matching, and the amount of eligible compensation actually deferred. Also, in its discretion, WEC Energy Group may credit any other amounts, as appropriate, to each participant's account.

Participants may elect to participate in the WEC Energy Group Common Stock Fund and/or the Prime Rate Fund. WEC Energy Group tracks each participant's account balance as though the balance was actually invested in these funds. Fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on deferred amounts for the duration of the deferral period. Each participant may select the amount of deferred compensation to be allocated among the two measurement funds.

Contributions and deductions may be made to each participant's account based on the performance of the measurement fund(s) elected.

The annual rate of return for the calendar year ended December 31, 2025 for the WEC Energy Group Common Stock Fund and the Prime Rate Fund was 15.97% and 8.5%, respectively.

Each participant's account balance is debited or credited periodically based on the performance of the measurement fund(s) elected by the participant. Subject to certain restrictions, participants may periodically make changes to their measurement fund elections.

At the time of his or her deferral election, each participant may designate a prospective payout election for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout. Amounts deferred into the EDCP may not be withdrawn at the discretion of the participant and a change to the designated payout delays the initial payment at least five years beyond the originally designated payout date. In addition, WEC Energy Group may not limit payout amounts in order to deduct such amounts under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Disability is not itself a payment event until the participant terminates employment with WEC Energy Group or its subsidiaries, including the Company. A participant's account balance will be paid out in a lump sum if the participant separates from service with WEC Energy Group or its subsidiaries within 18 months after a change in control of WEC Energy Group, as defined in the plan. The deferred amounts will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

The Legacy EDCP. At the time of his or her deferral election, each participant designated a prospective payout election for any or the entire amount deferred, plus any amounts debited or credited to the deferred amount as of the designated payout. A participant may elect, at any time, to withdraw part (a minimum of $25,000) or all of his or her account balance, subject to a withdrawal penalty of 10%. Payout amounts may be limited to the extent to which they are deductible by WEC Energy Group under Section 162(m) of the Internal Revenue Code.

The balance of a participant's account is payable on his or her retirement in either a lump sum payout or in annual installments, at the election of the participant. Upon the death of a participant after retirement, payouts are made to the deceased participant's beneficiary in the same manner as though such payout would have been made to the participant had the participant survived. In the event of a participant's termination of employment prior to retirement, the participant may elect to receive a payout beginning the year after termination in the amount of his or her account balance as of the termination date either in a lump sum or in annual installments over a period of five years. Any participant who suffers from a continued disability will be entitled to the benefits of plan participation unless and until the committee administering the plan determines that the participant has been terminated for purposes of continued participation in the plan. Upon any such determination, the disabled participant is paid out as though the participant had retired. Except in certain limited circumstances, participants' account balances will be paid out in a lump sum (1) upon the occurrence of a change in control, as defined in the plan, or (2) upon any downgrade of WEC Energy Group's senior debt obligations to less than "investment grade." The deferred amounts will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

Non-Qualified Retirement Savings Plan

WEC Energy Group maintains the WEC Energy Group Non-Qualified Retirement Savings Plan (the "NQRSP") to provide benefits to a select group of management and highly compensated employees who are subject to the maximum compensation limits and the annual benefit limits for a tax-qualified defined contribution plan as established by the Internal Revenue Service. Effective January 1, 2015, all newly hired management employees receive an annual contribution equal to 6% of pension eligible wages (annual base salary and STPP payout) from WEC Energy Group into WEC Energy Group's 401(k) plan, which is a tax-qualified defined contribution plan. The NQRSP provides "make-whole" benefits to address the Internal Revenue Code limits on the amount of money that can be contributed to the 401(k) plan. Without the NQRSP, officers would receive a lower benefit as a percent of eligible compensation than the benefit received by other participants in the 401(k) plan.

In addition to the compensation requirements, in order to be eligible to participate in the NQRSP the employee must be employed by WEC Energy Group or one of its subsidiaries on the last day of the plan year and have completed 1,000 hours of service during that year.

Participants may elect to participate in the WEC Common Stock Fund or the Prime Rate Fund. WEC Energy Group tracks each participant's account balance as though the balance was actually invested in these funds. Fund elections are not actual investments, but are elections chosen only for purposes of calculating market gain or loss on contributed amounts until the account balance is paid out in full. Each participant may select the amounts to be allocated among the two measurement funds. Contributions and deductions may be made to each participant's account based on the performance of the measurement fund(s) elected. The annual rate of return for the calendar year ended December 31, 2025 for the WEC Energy Group Common Stock Fund and the Prime Rate Fund was 15.97% and 8.5%, respectively.

A participant's account vests upon the earliest to occur of (i) completion of one year of service, (ii) a change in control of WEC Energy Group, (iii) death or (iv) reaching age 59-1/2. Based upon a participant's payout election, account balances will be paid or begin to be paid upon a participant's separation from service or death in either a lump sum or installments of two to 10 years. In the event of a termination of employment within 18 months of a change in control of WEC Energy Group, the participant's account balance will be paid in a lump sum. Account balances will be paid out of the general corporate assets or the assets of the Wisconsin Energy Corporation 2014 Rabbi Trust.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below reflect the amount of compensation payable to each of our NEOs in the event of termination of each executive's employment. These amounts are in addition to each NEO's aggregate balance in the EDCP (except for Mr. Hooper's EDCP Credit, which, at this time, he is only entitled to upon termination by death or disability) and/or, as applicable the NQRSP at fiscal year-end 2025, as reported in the "Aggregate Balance at Last Fiscal Year-End" column under "Nonqualified Deferred Compensation for Fiscal Year 2025." The amount of compensation payable to each NEO upon voluntary termination, normal retirement, for-cause termination, involuntary termination (by WEC Energy Group or the Company for any reason other than cause, death or disability or by the executive for "good reason"), termination following a "change in control," disability, and death are set forth below. The amounts shown assume that such termination was effective as of December 31, 2025 and include amounts earned through that date, and are estimates of the amounts which would be paid out to the NEOs upon termination. The amounts shown under "Normal Retirement" assume the NEOs were retirement eligible with no reduction of retirement benefits. The amounts shown under "Termination Upon a Change in Control" assume the NEOs terminated employment as of December 31, 2025, which was within 18 months of a change in control of WEC Energy Group. The amounts reported in the row titled "Retirement Plans" in each table below are not in addition to the amounts reflected under "Pension Benefits at Fiscal Year-End 2025." The actual amounts to be paid out can only be determined at the time of an officer's termination of employment.

Payments Made Upon Voluntary Termination or Termination for Cause, Death or Disability

In the event a NEO voluntarily terminates employment or is terminated for cause, death, or disability, the officer will receive:

- accrued but unpaid base salary and, for termination by death or disability, prorated annual incentive compensation;
- WEC Energy Group 401(k) plan and EDCP account balances (Mr. Hooper would only be entitled to the EDCP Credit in the event of death or disability) and, with respect to Mmes. Liu and Kelsey, and Mr. Hooper, their Non-Qualified Retirement Savings Plan balances;
- the WEC Energy Group Plan cash balance;
- in the case of Ms. Liu, she is entitled to her retirement income supplement;
- in the case of death or disability, full vesting in all outstanding stock options, restricted stock, and performance units (otherwise, the ability to exercise already vested options within three months of termination) as well as vesting in the SERP and, with respect to Mr. Garvin, his ILA; and
- if voluntary termination occurs after age 60, such termination is treated as a normal retirement.

In addition, certain individuals designated by WEC Energy Group, including the NEOs, are eligible to receive a supplemental disability benefit pursuant to the terms of the WEC Energy Group Supplemental Long-Term Disability Plan, in an amount equal to the difference between the actual amount of the benefit payable under the long term disability plan applicable to all employees and what such disability benefit would have been if calculated without regard to any limitation imposed by the broad-based plan on annual compensation recognized thereunder.

NEOs are also entitled to the value of unused vacation days, if any, and for termination by death, benefits payable under the officer life insurance benefit if the NEO participates in such benefit.

Payments Made Upon Normal Retirement

In the event of the retirement of a NEO, the officer will receive:

- accrued but unpaid base salary and prorated annual incentive compensation;
- full vesting in all outstanding stock options and a prorated amount of performance units;
- full vesting in all retirement plans, including the WEC Energy Group Plan, SERP, and, with respect to Ms. Liu and Mr. Garvin, her retirement income supplement and his ILA, respectively;
- WEC Energy Group 401(k) plan and EDCP account balances (other than Mr. Hooper's EDCP Credit) and, with respect to Mmes. Liu and Kelsey, and Mr. Hooper, their Non-Qualified Retirement Savings Plan balances; and
- the value of unused vacation days, if any.

Payments Made Upon Termination of Employment in Connection with a Change in Control of WEC Energy Group

Pursuant to the terms of the SPP, retirement benefits are paid to all participating NEOs upon termination of employment within 18 months of a change in control.

Pursuant to the terms of the WEC Energy Group Omnibus Stock Incentive Plan, amended and restated effective as of May 6, 2021, in the event the NEO's termination of employment occurs within 24 months following a change in control:

- all outstanding stock options will vest and become immediately exercisable, and
- all unvested shares of restricted stock will vest as of the date of termination.

Pursuant to the terms of the WEC Energy Group Performance Unit Plan, amended and restated effective as of January 1, 2023, in the event an NEO's employment is terminated after a change in control without cause or by the NEO for good reason, all unvested performance units will vest immediately at the target 100% rate.

Ms. Liu is also entitled to receive her retirement income supplement upon termination of employment after a change in control.

Payments under the Severance Pay Plan

None of the NEOs have entered into an agreement that provides for severance benefits upon a change in control or otherwise. These officers are eligible to participate in WEC Energy Group's Severance Pay Plan, in which all management employees are eligible to participate. In the event a participant is involuntarily terminated, other than for cause, death, disability, retirement, or resignation, the participant is entitled to receive severance pay in an amount equal to the sum of: (1) 4% of the participant's annual base salary and target bonus, plus (2) 4% of the participant's annual base salary and target bonus multiplied by his or her completed years of service with WEC Energy Group and/or the Company. The maximum amount of severance pay that can be received under the plan is twelve months of a participant's annual base salary and target bonus.

Payments under Retention Agreement

See "Retirement Plans" for a discussion of the terms of a retention agreement between WEC Energy Group and Mr. Lauber.

Potential Payments to Named Executive Officers Upon Termination or Change in Control of WEC Energy Group

The following tables show the potential payments upon termination or a change in control of WEC Energy Group for:

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon Change in Control ($)	Disability ($)	Death ($)
Scott J. Lauber							
Compensation:							
Cash Severance	—	—	—	2,914,275	2,914,275	—	—
Retention Agreement	—	—	—	—	—	1,293,038	1,293,038
Long-Term Incentive Compensation:							
Performance Units	—	4,733,994	—	—	9,484,054	9,484,054	9,484,054
Restricted Stock	—	—	—	—	2,563,733	2,563,733	2,563,733
Options	—	2,251,972	—	—	2,251,972	2,251,972	2,251,972
Benefits & Perquisites:							
Retirement Plans	2,296,153	2,296,153	2,296,153	2,296,153	2,296,153	2,296,153	2,280,093
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	—
Total	2,296,153	9,282,119	2,296,153	5,223,507	19,523,266	17,888,950	17,872,890

Xia Liu							
Compensation:							
Cash Severance	—	—	—	382,571	382,571	—	—
Long-Term Incentive Compensation:							
Performance Units	—	1,724,060	—	—	3,370,713	3,370,713	3,370,713
Restricted Stock	—	—	—	—	915,920	915,920	915,920
Options	—	854,455	—	—	854,455	854,455	854,455
Benefits & Perquisites:							
Retirement Plans	1,517,052	1,517,052	1,517,052	1,517,052	1,517,052	1,517,052	1,517,052
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	2,585,000
Total	1,517,052	4,095,567	1,517,052	1,912,702	7,053,790	6,658,140	9,243,140

Executive Benefits and Payments Upon Separation	Voluntary Termination ($)	Normal Retirement ($)	For Cause Termination ($)	Involuntary Termination ($)	Termination Upon Change in Control ($)	Disability ($)	Death ($)
Michael W. Hooper							
Compensation:							
Cash Severance	—	—	—	105,524	105,524	—	—
Long-Term Incentive Compensation:							
Performance Units	—	974,767	—	—	1,938,988	1,938,988	1,938,988
Restricted Stock	—	—	—	—	474,148	474,148	474,148
Options	—	383,254	—	—	383,254	383,254	383,254
Benefits & Perquisites:							
Retirement Plans	—	—	—	—	—	—	—
EDCP Credit	—	—	—	—	—	600,000	600,000
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	2,140,000
Total	—	1,358,021	—	118,603	2,914,993	3,396,390	5,536,390

Margaret C. Kelsey							
Compensation:							
Cash Severance	—	—	—	413,109	413,109	—	—
Long-Term Incentive Compensation:							
Performance Units	—	900,101	—	—	1,768,248	1,768,248	1,768,248
Restricted Stock	—	—	—	—	479,948	479,948	479,948
Options	—	442,724	—	—	442,724	442,724	442,724
Benefits & Perquisites:							
Retirement Plans	—	—	—	—	—	—	—
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	1,968,000
Total	—	1,342,825	—	426,188	3,117,108	2,690,920	4,658,920

Robert M. Garvin							
Compensation:							
Cash Severance	—	—	—	630,617	630,617	—	—
Long-Term Incentive Compensation:							
Performance Units	—	813,624	—	—	1,603,308	1,603,308	1,603,308
Restricted Stock	—	—	—	—	435,233	435,233	435,233
Options	—	398,644	—	—	398,644	398,644	398,644
Benefits & Perquisites:							
Retirement Plans	1,335,789	1,335,789	1,335,789	1,335,789	1,335,789	1,335,789	1,335,789
Health and Welfare Benefits	—	—	—	13,079	13,079	—	—
Death Benefit	—	—	—	—	—	—	1,802,000
Total	1,335,789	2,548,057	1,335,789	1,979,485	4,416,670	3,772,974	5,574,974

PAY RATIO DISCLOSURE

The primary objective of our executive compensation program is to provide a competitive, performance-based plan that enables WEC Energy Group and the Company to attract and retain key individuals and to reward them for achieving both WEC Energy Group’s and the Company’s short-term and long-term goals without creating an incentive for our NEOs to take excessive risks.

For 2025, the annual total compensation of Mr. Lauber of $12,188,492, as shown in the Summary Compensation Table above (“CEO Compensation”), was approximately 92 times the annual total compensation of the median WEC Energy Group employee of $133,113.

We identified the median employee as of December 31, 2025, using total wages and earnings paid during the rolling 12-month period ended December 31, 2025, as reflected in WEC Energy Group’s internal payroll records (including, without limitation, base salary, wages plus overtime, and annual cash incentive payments, as applicable), for all individuals who were employed by WEC Energy Group or any of its consolidated subsidiaries on December 31, 2025 (whether employed on a full-time, part-time, seasonal or temporary basis and including union and non-union employees). After identifying the median employee, we calculated annual total compensation for such employee using the same methodology we use for our CEO Compensation, which includes annual salary, bonus, change in pension value and 401(k) matching by WEC Energy Group. We decided to use December 31, the last day of our fiscal year, for administrative convenience to align with other fiscal year-end calculations.

To provide further context to our pay practices, due to the complexity of the work associated with operating public utilities, WEC Energy Group's workforce tends to be more highly skilled than workforces at companies in other industries. Additionally, employees often work for WEC Energy Group for long periods of time; average employee tenure is 12.7 years.

We are providing the pay ratio of Mr. Lauber to a median employee based upon his aggregate WEC Energy Group compensation because we believe doing otherwise would not be representative of the manner in which Mr. Lauber's compensation is determined. A significant number of employees of a WEC Energy Group-owned centralized service company who provide a substantial amount of administrative and support services to the Company would otherwise be excluded from the pay ratio calculation if it were calculated on a basis other than the consolidated WEC Energy Group level. There are also employees of several of WEC Energy Group's other utility subsidiaries who provide services to the Company and would otherwise be excluded from the calculation.

In addition to serving as CEO and President of WEC Energy Group and as Chairman and CEO of the Company, Mr. Lauber also serves in similar roles at several other major subsidiaries of WEC Energy Group. Therefore, the Compensation Committee determines Mr. Lauber's annual compensation based upon his service to WEC Energy Group and its subsidiaries, taken as a whole.

RISK ANALYSIS OF COMPENSATION POLICIES AND PRACTICES

As part of its process to determine the 2025 compensation of the NEOs, the Compensation Committee analyzed whether the compensation program of WEC Energy Group and its subsidiaries taken as a whole, for all employees including the NEOs, creates risks that are reasonably likely to have a material adverse effect on WEC Energy Group and its subsidiaries, including the Company. The Compensation Committee concluded it does not.

All management employees (both officers and non-officers) above a certain level are provided with substantially the same mix of compensation as the NEOs. Incentive opportunities provided under our annual cash incentive plan and long-term equity incentive plan are dependent upon the achievement of certain performance levels by WEC Energy Group and its subsidiaries, including the Company, and largely are "at-risk". Based upon the value of each of these elements to the overall target compensation program, the relative value each has to the other, and the mix between fixed and variable pay, we believe the compensation program is appropriately balanced. In addition, we believe that the mix of short- and long-term awards minimizes risks that may be taken, as risks taken for short-term gains could ultimately jeopardize WEC Energy Group's or the Company's ability to meet the long-term performance objectives. Given the current balance of compensation elements, we do not believe the compensation program incentivizes unreasonable risk-taking by management.

Furthermore, policies are in place to mitigate compensation-related risk, such as our stock ownership guidelines, prohibitions against hedging and pledging, and clawback policies.

As part of this analysis, we also considered the nature of WEC Energy Group's business as a public utility holding company and the fact that substantially all of its earnings and other financial results are generated by, or relate to, regulated public utilities, including the Company. The highly regulated nature of WEC Energy Group's business, including limits on the amount of profit WEC Energy Group's public utility subsidiaries (and therefore, WEC Energy Group) may earn, significantly reduces any incentive to engage in conduct that would be reasonably likely to have a material adverse effect on WEC Energy Group or the Company.

PAY VERSUS PERFORMANCE DISCLOSURE

As described in more detail in "Compensation Discussion and Analysis," the executive compensation program has been designed to provide a level of compensation that is strongly dependent upon the achievement of short-term and long-term goals that are aligned with the interests of WEC Energy Group's and the Company's stockholders and customers. As such, a substantial portion of pay will only be realized upon strong corporate performance. The Compensation Committee has not designed the compensation program to specifically align WEC Energy Group's and the Company's performance measures with "compensation actually paid" ("CAP") (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. For example, several performance measures are utilized to align executive compensation with WEC Energy Group's and the Company's performance that are not presented in the Pay versus Performance table below.

The following tables and supplemental graphical and narrative information present information about CAP, as defined by Item 402(v) of Regulation S-K, and compares CAP to various performance measures, also in accordance with such rules. CAP is a supplemental measure to be viewed alongside performance measures as an addition to the philosophy and strategy of compensation-setting discussed in "Compensation Discussion and Analysis," and not in replacement thereof.

Year	Summary Compensation Table (SCT) Total for PEO ($) [1]		Compensation Actually Paid (CAP) to PEO ($) [1,2]		Average SCT total for non-PEO NEOs ($) [3]	Average Compensation Actually Paid to non-PEO NEOs ($) [2,3]	Value of Initial Fixed $100 investment based on: ($)		WEC Net Income ($) (in millions)	Company Selected Measure
	Lauber	Fletcher	Lauber	Fletcher			WEC TSR [4]	Peer Group TSR [5]		[6]WEC Adjusted Earnings Per Share (diluted) ($)
2025	12,188,492	—	20,871,095	—	3,638,242	5,628,666	135.40	149.01	1,557.5	5.27
2024	10,948,091	—	16,220,714	—	3,303,569	4,633,089	116.75	129.21	1,527.2	4.88
2023	9,552,179	—	5,707,745	—	2,837,681	1,478,219	100.55	110.92	1,331.7	4.63
2022	8,149,461	8,151,511	9,721,228	17,332,947	2,729,967	3,457,990	108.11	119.69	1,408.1	4.45
2021	—	18,481,871	—	14,249,651	3,428,937	2,769,595	108.64	117.10	1,300.3	4.11

(1) On February 1, 2022, Mr. Lauber succeeded Kevin. Fletcher as CEO of WEC Energy Group and the Company.

(2) Represents the CAP to each of Messrs. Lauber and Fletcher, and the average CAP to the non-PEO NEOs as a group, each as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned or paid during the applicable fiscal years. To calculate the CAP to Mr. Lauber, and the average CAP to our non-PEO NEOs for the 2025 fiscal year, the following adjustments were made to the SCT total compensation:

SCT to CAP Reconciliation

Year	SCT Total ($)	Deductions from SCT Total		Additions to SCT Total					CAP ($)
		Change in Pension Value ($)	[a] Equity-based awards Grant Date Fair Value ($)	[b] Pension Benefit Service Costs ($)	[c](i) Change in Value of Covered Fiscal Year Awards Unvested at Covered Fiscal Year-End ($)	[c](ii) Change in Value of Prior Years' Awards Unvested at Fiscal Year-End ($)	[c](iii) Value of Awards Granted and Vested in Covered Fiscal Year ($)	[c](iv) Change in Value of Prior Years' Awards that Vested in Fiscal Year ($)	
Lauber SCT to CAP Reconciliation									
2025	12,188,492	377,329	6,396,083	65,590	10,372,295	3,159,042	—	1,859,088	20,871,095
Average Non-PEO NEOs SCT to CAP Reconciliation									
2025	3,638,242	37,834	1,383,764	18,373	2,244,015	755,624	—	394,010	5,628,666

(a) Represents the grant date fair value of equity awards as reflected in the "Stock Awards" and "Option Awards" columns of the SCT.

(b) Represents the actuarially determined value of the pension benefit accrual for services rendered by each NEO during the applicable year. There were no costs of benefits granted pursuant to a plan amendment during any covered fiscal year that were attributed by the plan's benefit formula to services rendered in periods prior to the plan amendment.

(c) Represents (i) the covered fiscal year-end value of any equity awards granted in the covered fiscal year that were outstanding and unvested as of the end of such year; (ii) the amount of the change as of the covered fiscal year-end (from the end of the prior fiscal year) in fair value of any awards granted in prior years that were outstanding and unvested as of the end of the covered fiscal year; (iii) the fair value as of the vesting date of awards granted in a covered fiscal year that vested in the same covered fiscal year; and (iv) the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value for awards granted in prior years that vested during the covered fiscal year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(3) The non-PEO NEOs for each of the years shown were as follows:

- 2025 and 2024: Messrs. Hooper and Garvin, and Mmes. Liu and Kelsey
- 2022 and 2023: Messrs. Garvin and Mastoris, and Mmes. Liu and Kelsey
- 2021: Messrs. Lauber and Garvin, and Mmes. Liu and Kelsey

(4) Assumes an investment of $100 at the beginning of the measurement period and reinvestment of all dividends. The “measurement period” for each covered fiscal year is the period from December 31, 2020 through the end of such covered fiscal year.

(5) Represents the Total Shareholder Return ("TSR") of the Custom Peer Index Group, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. For information about the Custom Peer Index Group see "Compensation Discussion and Analysis - Long-Term Incentive Compensation".

(6) For 2025, 2024 and 2023, the Company Selected Measure was WEC Energy Group adjusted (non-GAAP) earnings per share which excludes (i) for 2025, a $0.46 per share charge in 2025, reflecting an agreement on the terms of a proposed settlement PGL and NSG reached with the Illinois Attorney General that, if approved by the ICC, would resolve all open proceedings related to the QIP and UEA riders, and (ii) for 2024 and 2023, a $0.06 per share charge to earnings and a $0.41 per share non-cash charge to earnings, respectively, each of which related to the ICC's disallowance of certain capital costs at WEC Energy Group's Illinois utilities. See Appendix A on page 43 for a full reconciliation of GAAP to non-GAAP earnings per share. The prior years reported in this table each show WEC Energy Group's earnings per share on a GAAP basis.

Most Important Performance Measures

The following represents the most important financial performance measures used by WEC Energy Group and the Company to link compensation actually paid to each NEO for 2025, the most recently completed fiscal year, to WEC Energy Group and Company performance:

WEC Adjusted Earnings Per Share	WEC Net Income	WEC Cash Flow	Return on Equity of WEC Utilities

Achievement of WEC Energy Group's goals with respect to the financial measures highlighted above should drive strong TSR performance for WEC Energy Group relative to its peers, which is an important component of the compensation program as more fully described in "Compensation Discussion and Analysis – Long-Term Incentive Compensation".

Supplemental Graphs

The following graphs and descriptions are provided in accordance with Item 402(v) of Regulation S-K to show the relationships between the compensation actually paid for each of the PEOs, as well as the other NEOs as a group, to 1) the cumulative TSR of WEC Energy Group as it relates to the TSR of the Custom Peer Index Group, 2) WEC Energy Group net income, and 3) WEC Energy Group adjusted earnings per share, which is also the Company-selected performance measure for the 2025 fiscal year.

In 2022, Mr. Fletcher was succeeded by Mr. Lauber as CEO. Mr. Fletcher's "compensation actually paid" includes the accelerated vesting of all unvested long-term incentive awards upon his retirement.

CAP v. TSR

As demonstrated in the following graph, the amount of compensation paid to the PEOs and the average compensation paid to the other NEOs was aligned with WEC Energy Group's TSR performance. A substantial portion of the compensation awarded to each of the NEOs is long-term incentive compensation. WEC Energy Group performance unit awards comprise 65% of the long-term incentive compensation granted each year, with WEC Energy Group's TSR performance against its peer group as a significant component of the performance unit awards. As discussed further in "Compensation Discussion and Analysis," the performance units granted in 2023, which vested at the end of the three-year performance period ended December 31, 2025, provided a payout above target. See the Five-Year Cumulative Return and Total Stockholder Returns graphs in "Compensation Discussion and Analysis – Executive Summary" for information on WEC Energy Group's performance over the 5-year period ended December 31, 2025, which was in line with the performance of its peer group and 10-year period ended December 31, 2025, which was at the top of the range of the comparative benchmarks, respectively.



CAP vs. Total Shareholder Return

CAP v. WEC Net Income and Adjusted Earnings Per Share (Company-Selected Measure)

As demonstrated by the following graphs, during the cumulative five-year period ended December 31, 2025, the compensation paid to the PEOs and the average compensation paid to the other NEOs was aligned with WEC Energy Group's net income and EPS performance. In 2025, 2024 and 2023, WEC Energy Group's EPS performance is shown on an adjusted (non-GAAP) basis. Pursuant to the terms of WEC Energy Group's short-term performance plan, in 2025 almost 75% of the payout was based upon WEC Energy Group's adjusted EPS performance, and almost 25% was based upon WEC Energy Group's performance against cash flow goals. See "Compensation Discussion and Analysis" for information on how the EPS and cash flow targets were established for 2025. WEC Energy Group's strong performance against the EPS and cash flow goals in 2025 resulted in maximum level payouts for each measure.

WEC Energy Group's earnings per share on a GAAP basis were $4.81 for 2025, which includes a $0.46 per share charge to earnings, reflecting an agreement on the terms of a proposed settlement PGL and NSG reached with the Illinois Attorney General that, if approved by the ICC, would resolve all open proceedings related to the QIP rider and the UEA rider. Excluding this charge, WEC Energy Group's adjusted earnings per share were $5.27. This proposed settlement and corresponding charge to earnings is not indicative of WEC Energy Group's operating performance during 2025. As a result, the Compensation Committee determined that WEC Energy Group's performance against the earnings per share targets should be measured using adjusted earnings per share.

WEC Energy Group's earnings per share on a GAAP basis were $4.83 for 2024, which includes a $0.06 per share charge to earnings related to certain capital expenditures under the QIP rider that were disallowed by the ICC as part of PGL's 2016 QIP reconciliation proceeding. Excluding this charge, WEC Energy Group's adjusted earnings per share were $4.88. PGL has appealed this decision. The ICC's disallowance of these expenditures is not indicative of WEC Energy Group's operating performance in 2024. As a result, the Compensation Committee determined that WEC Energy Group's performance against the earnings per share targets should be measured using adjusted earnings per share. With respect to the earnings per share calculation, note that WEC Energy Group's adjusted earnings per share does not add due to rounding.

WEC Energy Group's earnings per share on a GAAP basis were $4.22 for 2023, which includes a $0.41 per share non-cash charge to earnings related to the ICC's disallowance of an aggregate of $178.9 million of previously incurred capital costs as part of its decisions in the rate cases of WEC Energy Group's Illinois utilities. Excluding this charge, WEC Energy Group's 2023 adjusted earnings per share were $4.63. The ICC's disallowance of previously incurred capital costs of this nature is not indicative of WEC Energy Group's operating performance in 2023. As a result, the Compensation Committee determined that WEC Energy Group's performance against the earnings per share targets should be measured using adjusted earnings per share.

See Appendix A for earnings per share presented on an adjusted basis (non-GAAP) along with a reconciliation to earnings per share, presented on a GAAP basis for 2025, 2024 and 2023.

In the graph below, net income is presented on a GAAP basis. EPS is presented on an adjusted (non-GAAP) basis for 2025, 2024 and 2023 and on a GAAP basis for years prior to 2023.





* Earnings per share for 2021 and 2022 are presented on a GAAP basis.

STOCK OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

None of the Company's directors, nominees, or executive officers own any WE stock but do beneficially own shares of its parent company, WEC Energy Group, Inc.

The following table lists the beneficial ownership of WEC Energy Group common stock of each WE director, director nominee, NEO, and of all of the directors and executive officers as a group as of January 31, 2026. In general, "beneficial ownership" includes those shares for which the indicated persons have voting power or investment power and WEC Energy Group stock options that are exercisable currently or within 60 days of January 31, 2026. Included are shares owned by each individual's spouse, minor children, or any other relative sharing the same residence, as well as shares held in a fiduciary capacity or held in WEC Energy Group's Stock Plus Investment Plan and WEC Energy Group's 401(k) plans. The shares beneficially owned by all directors, director nominees and executive officers as a group consist of less than 1% of WEC Energy Group's outstanding common stock.

Name	Shares Beneficially Owned [1]		
	Shares Owned [2] [3] [4]	Option Shares Exercisable Within 60 Days	Total
Robert M. Garvin	16,661	84,144	100,805
Michael W. Hooper	8,134	—	8,134
Kyle A. Hoops	2,818	1,915	4,733
Margaret C. Kelsey	18,015	106,327	124,342
Scott J. Lauber	73,542	254,322	327,864
Xia Liu	23,548	123,721	147,269
All directors and executive officers as a group (8 persons) [5]	157,249 [6]	606,191	763,440 [7]

[1] Information on beneficially owned shares is based on data furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this information statement. It is not necessarily to be construed as an admission of beneficial ownership for other purposes.

[2] Certain directors, director nominees, NEOs, and other executive officers also hold share units in the WEC Energy Group phantom common stock account under WEC Energy Group's EDCP and, for Mmes. Kelsey and Liu, the Non-Qualified Retirement Savings Plan, as indicated:
Mr. Garvin (7,642), Mr. Hooper (6,732), Mr. Hoops (2,402), Ms. Kelsey (17,613), Mr. Lauber (1,528), Ms. Liu (18,142), and all directors and executive officers as a group (56,166). Share units are intended to reflect the performance of WEC Energy Group common stock and are payable in cash. While these units do not represent a right to acquire WEC Energy Group common stock, have no voting rights, and are not included in the number of shares reflected in the "Shares Owned" column in the table above, the Company listed them in this footnote because they represent an additional economic interest of the directors, director nominees, NEOs, and other executive officers that is tied to the performance of WEC Energy Group common stock.

[3] Each individual has sole voting and investment power as to all shares listed for such individual.

[4] The directors, director nominees, NEOs, and other executive officers hold shares of restricted stock (included in the table above) over which the holders have sole voting but no investment power: Mr. Garvin (4,268), Mr. Hooper (6,959), Mr. Hoops (955), Ms. Kelsey (4,664), Mr. Lauber (27,431), Ms. Liu (8,951), and all directors and executive officers as a group (55,487).

[5] Includes directors, director nominees and current executive officers.

[6] None of the shares beneficially owned by the directors, director nominees, NEOs, or all directors and executive officers as a group are pledged as security.

[7] Represents approximately 0.23% of total WEC Energy Group common stock outstanding on January 31, 2026.

OWNERS OF MORE THAN 5% OF PREFERRED STOCK

Owners of More than 5%. The following table shows stockholders who reported beneficial ownership of more than 5% of Wisconsin Electric Serial Preferred Stock, 3.60% Series, based on the information they have reported. This information is based upon the most recent Schedule 13G filed with the SEC. These holdings have not been otherwise adjusted for stock activity that may have occurred since the filing of the most recent Schedule 13G, if any.

Name and Address [1]	Voting Authority		Dispositive Authority		Total Shares Beneficially Owned	Percent of WE 3.60% Preferred Stock
	Sole	Shared	Sole	Shared		
Royal Bank of Canada 200 Bay St, Toronto Ontario M5J QJ5 CANADA	0	16,329	0	16,329	16,329	6.28%

[1] Filed on behalf of itself and certain of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

WEC Business Services. The Company provides to and receives from WEC Energy Group and its other subsidiaries, including WEC Business Services LLC ("WBS"), a centralized service company, services, property and other items of value.

An affiliated interest agreement (the "AIA"), that became effective January 1, 2017, governs the provision and receipt of services by WEC Energy Group and its subsidiaries, including the Company. Services under the AIA are subject to various pricing methodologies. All services provided by any regulated subsidiary to another regulated subsidiary are priced at cost. All services provided by any regulated subsidiary to any nonregulated subsidiary are priced at the greater of cost or fair market value. All services provided by any nonregulated subsidiary to any regulated subsidiary are priced at the lesser of cost or fair market value. All services provided by any regulated or nonregulated subsidiary to WBS are priced at cost. WBS renders its services at cost.

Compensation Committee Interlocks and Insider Participation. None of the persons who served as members of the WEC Energy Group Compensation Committee during 2025 was an officer or employee of WEC Energy Group or the Company during 2025 or at any time in the past nor had reportable transactions with WEC Energy Group or the Company.

During 2025, none of our executive officers served as a member of the compensation committee or as a director of another entity, one of whose executive officers served on the Compensation Committee or as a director of WEC Energy Group or the Company.

AVAILABILITY OF FORM 10-K

A copy (without exhibits) of Wisconsin Electric Power Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the SEC, is available without charge to any stockholder of record or beneficial owner of Wisconsin Electric preferred stock by writing to the Corporate Secretary, Margaret C. Kelsey, at the Company's principal business office, PO Box 2046, Milwaukee, Wisconsin 53201. The Wisconsin Electric consolidated financial statements and certain other information found in the Form 10-K are included in the Wisconsin Electric Power Company 2025 Annual Financial Statements and Review of Operations, attached hereto as Appendix B.

Appendix A
Reconciliation of EPS (GAAP) to Adjusted EPS (Non-GAAP)

	2023	2024	2025
EPS – GAAP basis	$4.22	$4.83	$4.81
Illinois Disallowance	0.41	–	–
QIP Disallowance	–	0.06	
Illinois Rider Settlement Increase			0.46
Adjusted EPS – Non-GAAP Basis*	**$4.63**	**$4.88**[**]	**$5.27**

* WEC Energy Group has provided adjusted earnings per share (non-GAAP earnings per share) as a complement to, and not as an alternative to, earnings per share presented in accordance with GAAP. Adjusted earnings per share exclude, as applicable, (1) a non-cash charge related to the ICC's disallowance of certain capital costs; (2) losses associated with the ICC disallowance related to its review of the 2016 QIP capital investments under the QIP rider; and (3) a charge reflecting an agreement on the terms of a proposed settlement PGL and NSG reached with the Illinois Attorney General that, if approved by the ICC, would resolve all open Illinois rider reconciliation proceedings. None of these items are indicative of WEC Energy Group's operating performance. Therefore, WEC Energy Group believes that the presentation of adjusted earnings per share is relevant and useful to investors to understand the Company's operating performance. Management uses such measures internally to evaluate the Company's performance and manage its operations.

**2024 adjusted earnings per share does not add due to rounding.

APPENDIX B

WISCONSIN ELECTRIC POWER COMPANY

2025 ANNUAL REPORT TO STOCKHOLDERS

2025 ANNUAL FINANCIAL STATEMENTS

AND

REVIEW OF OPERATIONS

GLOSSARY OF TERMS AND ABBREVIATIONS

The abbreviations and terms set forth below are used throughout this report and have the meanings assigned to them below:

Subsidiaries and Affiliates

ATC	American Transmission Company LLC
Bluewater	Bluewater Natural Gas Holding, LLC
UMERC	Upper Michigan Energy Resources Corporation
WBS	WEC Business Services LLC
WE	Wisconsin Electric Power Company
We Power	W.E. Power, LLC
WEC Energy Group	WEC Energy Group, Inc.
WEPCo Environmental Trust	WEPCo Environmental Trust Finance I, LLC
WG	Wisconsin Gas LLC
WPS	Wisconsin Public Service Corporation

Federal and State Regulatory Agencies

CBP	United States Customs and Border Protection Agency
DOC	United States Department of Commerce
DOE	United States Department of Energy
EPA	United States Environmental Protection Agency
FERC	Federal Energy Regulatory Commission
IRS	United States Internal Revenue Service
PSCW	Public Service Commission of Wisconsin
SEC	Securities and Exchange Commission
USITC	United States International Trade Commission
WDNR	Wisconsin Department of Natural Resources

Accounting Terms

AFUDC	Allowance for Funds Used During Construction
ARO	Asset Retirement Obligation
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
CWIP	Construction Work in Progress
FASB	Financial Accounting Standards Board
GAAP	Generally Accepted Accounting Principles
OPEB	Other Postretirement Employee Benefits
VIE	Variable Interest Entity

Environmental Terms

Act 141	2005 Wisconsin Act 141
BTA	Best Technology Available
CAA	Clean Air Act
CCR	Coal Combustion Residual
CO_2	Carbon Dioxide
ELG	Steam Electric Effluent Limitation Guidelines
GHG	Greenhouse Gas
GHG Power Plant Rule	2024 Greenhouse Gas Power Plant Rule
MATS	Mercury and Air Toxics Standards
NAAQS	National Ambient Air Quality Standards
NOx	Nitrogen Oxide
PCCC	Permanent Cessation of Coal Combustion
PM2.5	Particulates Less Than 2.5 Micrometers in Diameter
SO_2	Sulfur Dioxide
ZLD	Zero Liquid Discharge

Measurements

Bcf	Billion Cubic Feet
Dth	Dekatherm
GW	Gigawatt
lb/MMBtu	Pound Per Million British Thermal Unit
MW	Megawatt
MWh	Megawatt-hour
µg/m3	Micrograms Per Cubic Meter

Other Terms and Abbreviations

AD	Antidumping
AI	Artificial Intelligence
AIA	Affiliated Interest Agreement
AOC	Audit and Oversight Committee of the Board of Directors of WEC Energy Group, Inc.
ARR	Auction Revenue Right
Badger Hollow II	Badger Hollow Solar Park II
BESS	Battery Energy Storage System
CAO	Chief Administrative Officer
CEO	Chief Executive Officer
CFR	Code of Federal Regulations
Chicago, IL-IN-WI	Chicago, Illinois, Indiana, and Wisconsin
CODM	Chief Operating Decision Maker
Compensation Committee	Compensation Committee of the Board of Directors of WEC Energy Group, Inc.
CSIRT	Cybersecurity Incident Response Team
CT	Combustion Turbine
CVD	Countervailing Duty
D.C. Circuit Court of Appeals	United States Court of Appeals for the District of Columbia Circuit
Darien	Darien Solar Park
DER	Distributed Energy Resource
Enterprise Security Director	Director of Enterprise Security & Compliance
ERGS	Elm Road Generating Station
ER 1	Elm Road Generating Station Unit 1
ER 2	Elm Road Generating Station Unit 2
ERSC	Enterprise Risk Steering Committee
ETB	Environmental Trust Bond
Exchange Act	Securities Exchange Act of 1934, as amended
FTR	Financial Transmission Right
GCRM	Gas Cost Recovery Mechanism
High Noon	High Noon Solar Energy Center
IRA	Inflation Reduction Act
IT/OT	Information Technology and Operational Technology
ITC	Investment Tax Credit
Koshkonong	Koshkonong Solar Park
LDC	Local Natural Gas Distribution Company
LMP	Locational Marginal Price
LNG	Liquefied Natural Gas
MISO	Midcontinent Independent System Operator, Inc.
MISO Energy Markets	MISO Energy and Operating Reserves Market
NYMEX	New York Mercantile Exchange
OBBBA	One Big Beautiful Bill Act
OCPP	Oak Creek Power Plant
OMB	Office of Management and Budget
Omnibus Stock Incentive Plan	WEC Energy Group Omnibus Stock Incentive Plan, Amended and Restated, Effective as of May 6, 2021
Paris	Paris Solar-Battery Park
PHMSA	Pipeline and Hazardous Materials Safety Administration
PIPP	Presque Isle Power Plant
Point Beach	Point Beach Nuclear Power Plant
PPA	Power Purchase Agreement

PTC	Production Tax Credit
PWGS	Port Washington Generating Station
PWGS 1	Port Washington Generating Station Unit 1
PWGS 2	Port Washington Generating Station Unit 2
RICE	Reciprocating Internal Combustion Engine
RNG	Renewable Natural Gas
ROE	Return on Equity
Rothschild	Rothschild Biomass Cogeneration Plant
RTO	Regional Transmission Organization
S&P	Standard & Poor's
Saratoga	Saratoga Solar Electric Generation and BESS Facility
SSR	System Support Resource
Supreme Court	United States Supreme Court
UFLPA	Uyghur Forced Labor Prevention Act
VAPP	Valley Power Plant
VLC	Very Large Customer
West Riverside	West Riverside Energy Center
Weston	Weston Generating Station
Whitetail	Whitetail Wind Energy Generation Facility
Whitewater	Whitewater Cogeneration Facility
WPL	Wisconsin Power and Light Company

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. These statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Readers are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements may be identified by reference to a future period or periods or by the use of terms such as "anticipates," "believes," "could," "estimates," "expects," "forecasts," "goals," "guidance," "intends," "may," "objectives," "plans," "possible," "potential," "projects," "seeks," "should," "targets," "will," or variations of these terms.

Forward-looking statements include, among other things, statements concerning management's expectations and projections regarding earnings, completion of capital projects, sales and customer growth, rate actions and related filings with regulatory authorities, environmental and other regulations, including associated compliance costs, legal proceedings, effective tax rates, pension and OPEB plans, fuel costs, sources of electric energy supply, coal and natural gas deliveries, remediation costs, climate-related matters, the WEC Energy Group capital plan, liquidity and capital resources, and other matters.

Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the statements. These risks and uncertainties include those identified below:

- Factors affecting utility operations such as catastrophic weather-related damage, environmental incidents, unplanned facility outages and repairs and maintenance, electric grid reliability, and electric transmission or natural gas pipeline system constraints;

- Factors affecting the demand for electricity and natural gas, including political or regulatory developments, varying, adverse, or unusually severe weather conditions, changes in economic conditions, including continued economic growth, customer growth and declines, including our ability to develop and/or acquire new generation to meet demand from data centers and other large customers and uncertainty regarding the projected demand from these customers, commodity prices, energy conservation efforts, and continued adoption of distributed generation by customers or co-location of generation near data centers;

- The timing, resolution, and impact of rate cases and negotiations, including recovery of deferred and current costs and the ability to earn a reasonable return on investment, and other regulatory decisions impacting our regulated operations;

- The impact of federal, state, and local legislative and/or regulatory changes, including changes in rate-setting policies or procedures, the results of rate orders, deregulation and restructuring of the electric and/or natural gas utility industries, transmission or distribution system operation, changes to address energy affordability concerns, the approval process for new construction, reliability standards, pipeline integrity and safety standards, allocation of energy assistance, energy efficiency mandates, electrification initiatives and other efforts to reduce the use of natural gas, and tax laws, including those that affect our ability to use PTCs and ITCs, as well as changes in the interpretation and/or enforcement of any laws or regulations by regulatory agencies;

- Federal, state, and local legislative and regulatory changes relating to the environment, including changing environmental regulations impacting generation facilities and renewable energy standards, the enforcement of these laws and regulations, changes in and uncertainty regarding the interpretation of regulations or permit conditions by regulatory agencies, and the recovery of associated remediation and compliance costs;

- The ability to obtain and retain customers, including wholesale customers, due to increased competition in our electric and natural gas markets from retail choice and alternative electric suppliers, and continued industry consolidation;

- The timely completion of capital projects within budgets and the ability to recover the related costs through rates;

- The impact of changing expectations and demands of our customers, regulators, investors, and other stakeholders;

- The risk of delays and shortages, and increased costs of equipment, materials, or other resources that are critical to our business operations and corporate strategy, as a result of changes to U.S. trade policy (including changes to tariffs on imports, port fees, and other trade policy tools) as well as changes to foreign governments' trade policies impacting U.S. exports, supply chain disruptions (including from rail congestion), inflation, and other factors;

- Risks related to providing service to our data center and other large-scale customers including project termination, cancellation or delay, failure to receive regulatory approvals of projects or tariffs or other necessary permitting or siting approvals, delays in recovery of contractual reimbursement for project costs, the ability to fully recover our investment on assets developed to serve our large-scale customers, lower than anticipated need for electricity by these customers, failure to garner public support, or new legislation or regulation impacting large-scale customer cost allocation;

- The impact of public health crises, including epidemics and pandemics, on our business functions, financial condition, liquidity, and results of operations;

- Risks inherent in electric generation and distribution and natural gas transportation, distribution, and storage activities, including leaks, accidental explosions, mechanical problems, fires, discharges or releases of toxic or hazardous substances or gases, and risks related to the ability to obtain adequate insurance to cover such events;

- Factors affecting the achievement of WEC Energy Group's CO_2 emission reduction goal and related opportunities and actions, including related regulatory decisions, the cost of materials, supplies, and labor, technology advances, significant increases in demand, the feasibility of competing generation projects, and the ability to execute the WEC Energy Group capital plan;

- The risks associated with inflation and changing commodity prices, including natural gas and electricity;

- The availability and cost of sources of natural gas and other fossil fuels, purchased power, materials needed to operate environmental controls at our electric generating facilities, or water supply due to high demand, shortages, transportation problems, nonperformance by electric energy or natural gas suppliers under existing power purchase or natural gas supply contracts, or other developments;

- Any impacts on the global economy, including from sanctions, and impacts on supply chains and fuel prices, generally, from increasing tensions between the United States and other countries or from other new, protracted or escalating regional or international conflicts;

- Changes in credit ratings, interest rates, and our ability to access the capital markets, caused by volatility in the global credit markets, our capitalization structure, and market perceptions of the utility industry or us;

- Costs and effects of litigation, administrative proceedings, investigations, settlements, claims, and inquiries;

- The direct or indirect effect on our business resulting from terrorist or other physical attacks and cybersecurity intrusions, as well as the threat of such incidents, including the failure to maintain the security of personally identifiable information, the associated costs to protect our utility assets, technology systems, and personal information, and the costs to notify affected persons to mitigate their information security concerns and to comply with state notification laws;

- The risk of financial loss, including increases in bad debt expense, associated with the inability of our customers, counterparties, and affiliates to meet their obligations;

- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including data center and other large-scale customers, participants in the energy trading markets and fuel suppliers and transporters;

- The investment performance of our employee benefit plan assets, as well as unanticipated changes in related actuarial assumptions, which could impact future funding requirements;

- Factors affecting the employee workforce, including loss of key personnel, internal restructuring, work stoppages, and collective bargaining agreements and negotiations with union employees;

- Advances in technology, and related legislation or regulation supporting the use of that technology, that result in competitive disadvantages and create the potential for impairment of existing assets;

- Risks involved in developing and implementing AI, including data privacy concerns or other legal liability, new or enhanced governmental or regulatory scrutiny or regulations governing the use of AI, the ability to meet expectations or requirements relating to adoption or implementation of AI technology, or other complications related to the use of AI;

- The risk associated with the value of long-lived assets, including intangible assets, and their possible impairment;

- Potential business strategies to acquire and dispose of assets, which cannot be assured to be completed timely or within budgets;

- The timing and outcome of any audits, disputes, and other proceedings related to taxes;

- The effect of accounting pronouncements issued periodically by standard-setting bodies; and

- Other considerations disclosed elsewhere herein and in other reports we file with the SEC or in other publicly disseminated written documents.

Except as may be required by law, we expressly disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

BUSINESS OF THE COMPANY

In this report, when we refer to "us," "we," "our," or "ours," we are referring to Wisconsin Electric Power Company. References to "Notes" are to the Notes to Consolidated Financial Statements included in this report.

We are a subsidiary of WEC Energy Group and were incorporated in the state of Wisconsin in 1896. We maintain our principal executive offices in Milwaukee, Wisconsin and serve customers in Wisconsin. We conduct our business primarily through our utility reportable segment.

UTILITY SEGMENT

We generate and distribute electric energy to approximately 1,184,700 customers located in southeastern Wisconsin (including the metropolitan Milwaukee area), east central Wisconsin, and northern Wisconsin.

We provide natural gas utility service to approximately 519,500 customers in three distinct service areas in Wisconsin, including west and south of the City of Milwaukee, the Appleton area, and areas within Iron and Vilas Counties.

We have a steam utility that generates, distributes, and sells steam supplied by the VAPP to customers in metropolitan Milwaukee, Wisconsin. Steam is used by approximately 400 customers for processing, space heating, domestic hot water, and humidification.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CORPORATE DEVELOPMENTS

INTRODUCTION

We are a wholly owned subsidiary of WEC Energy Group, and derive revenues from the distribution and sale of electricity and natural gas to retail customers in Wisconsin. We also provide wholesale electric service to numerous utilities and cooperatives for resale. We conduct our business primarily through our utility reportable segment. See Note 20, Segment Information, for more information on our reportable business segments.

CORPORATE STRATEGY

We are working to build and sustain long-term value for our customers and WEC Energy Group's shareholders by supporting economic growth in our region while focusing on the fundamentals of our business: reliability, operating efficiency, financial discipline, environmental stewardship, exceptional customer care, and safety. WEC Energy Group's capital plan provides a roadmap to achieve this goal. It is a plan premised upon maintaining superior reliability, delivering savings for customers, and growing WEC Energy Group's and our investment in the future of energy.

Throughout its strategic planning process, WEC Energy Group takes into account important developments, risks and opportunities, including new technologies, customer preferences and affordability, energy resiliency efforts, and sustainability.

Supporting Economic Growth Within Our Communities

Economic growth continues in our service territory. Companies are investing in major projects, including data centers and modern manufacturing facilities. WEC Energy Group anticipates electric demand growth in the years ahead from these economic developments. Microsoft has announced plans to invest over $20 billion in data centers in southern Wisconsin over the next several years, and we expect up to 2.6 GWs of load growth in the Milwaukee-to-Chicago corridor through 2030. Additionally, Vantage Data Centers plans to develop a large data center campus in Port Washington that is forecasted to add 1.3 GWs of demand through 2030. This site has the potential to add an incremental 2.2 GWs, for a total of up to 3.5 GWs over time. We are working closely with these large customers to provide power to meet this substantial projected demand. In 2025, we submitted a proposal to the PSCW for new VLC and Bespoke Resources tariffs. The proposed tariffs specifically address the unique needs of VLCs while protecting our other customers and WEC Energy Group's shareholders. See Note 24, Regulatory Environment, for more information on the VLC and Bespoke Resources tariffs.

To meet the forecasted electric demand growth in the years ahead, greater capacity will be required to provide affordable, reliable, and clean energy for our communities. WEC Energy Group's capital plan addresses that demand with a range of planned investments in natural gas-fired generation, renewables, and battery storage. WEC Energy Group plans on investing approximately $5.4 billion from 2026 to 2030 in a combination of efficient natural gas-fired generation, including:

- 3,300 MWs of CTs (we plan on constructing a new natural gas lateral pipeline to support the CTs planned at our OCPP site); and
- 180 MWs of RICE natural gas-fueled generation.

WEC Energy Group expects to invest approximately $12.6 billion from 2026 to 2030 in regulated renewable energy in Wisconsin. WEC Energy Group's plan is to build and own zero-carbon-emitting renewable generation facilities that are anticipated to include the following investments to be made by either us or WPS based on specific customer needs:

- 3,850 MWs of utility-scale solar;
- 2,130 MWs of battery storage; and
- 555 MWs of wind.

For more details on the projects discussed above, see Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects.

WEC Energy Group's capital plan also reflects the planned retirement of older, fossil-fueled generation, which it expects to replace with the natural gas-fired generation and zero-carbon-emitting renewables discussed above. These retirements are intended to address compliance with EPA regulations established under the CAA, as well as contribute to meeting WEC Energy Group's and our goal to reduce CO_2 emissions from our electric generation. Over the long-term, the goal is to achieve net carbon neutral electric generation by the end of 2050. WEC Energy Group expects to achieve this goal by continuing to make operating refinements, retiring less efficient generating units, and executing its capital plan. WEC Energy Group expects to use coal only as a backup fuel by the end of 2030 and to be in a position to eliminate coal as an energy source by the end of 2032.

As part of our path toward this goal, we have started implementing co-firing with natural gas at the ERGS coal-fired units. Additionally, WEC Energy Group has retired nearly 2,500 MWs of fossil-fueled generation since the beginning of 2018, which includes the retirement of OCPP Units 5 and 6 in May 2024, the 2019 retirement of the PIPP, and the 2018 retirement of the Pleasant Prairie power plant. WEC Energy Group expects to retire approximately 900 MWs of additional coal-fired generation by the end of 2031, which includes the planned retirements of OCPP Units 7 and 8. See Note 8, Property, Plant, and Equipment, for more information related to the planned retirement of OCPP Units 7 and 8.

When taken together, the retirements and new investments in natural gas generation and renewables should better balance WEC Energy Group's supply with its demand, while helping to address compliance and maintaining reliable, affordable energy for our customers.

WEC Energy Group also continues to focus on methane emission reductions by improving and upgrading its natural gas distribution systems and using RNG throughout its natural gas utility systems. The RNG supplied is replacing higher-emission methane from natural gas that would have entered the pipes.

Reliability

We have made significant reliability-related investments in recent years, and in accordance with the WEC Energy Group capital plan, expect to continue strengthening and modernizing our generation fleet, as well as our electric and natural gas distribution networks to further improve reliability.

Below are a few examples of the projects that are proposed, currently underway, or recently completed.

- The PSCW approved our request to construct an LNG facility with a storage capacity of two Bcf, which will be located on the OCPP site. In addition, the construction of additional LNG facilities in Wisconsin has been proposed as part of WEC Energy Group's capital plan, which includes us. The facilities would provide another approximately four Bcf of natural gas supply (of which our portion is expected to be approximately two Bcf) and are expected to reduce the likelihood of constraints on our natural gas distribution system during the highest demand days of winter.
- The WEC Energy Group capital plan includes $2.9 billion of investments in BESSs from 2026 to 2030, which are intended to capture excess power and release it during peak demand or when power is limited due to weather or other unexpected disruptions.
- We continue to upgrade our electric and natural gas distribution systems to enhance reliability and storm hardening.

WEC Energy Group expects to spend approximately $7.1 billion and $4.7 billion on reliability related to natural gas and electric distribution projects, respectively, from 2026 to 2030, with continued investment over the next decade. For more details, see Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects.

Operating Efficiency

We continually look for ways to optimize the operating efficiency of our company and will continue to do so under the WEC Energy Group capital plan. For example, we are making progress on our advanced metering infrastructure program, replacing aging meter-reading equipment on both our network and customer property. An integrated system of smart meters, communication networks, and data management programs enables two-way communication between us and our customers. This program reduces the manual effort for customer connections and enhances outage management capabilities.

Through WEC Energy Group's multiyear Energy Delivery Program, we are planning to implement capabilities and standard processes for customer service, natural gas and electric operations, work management, and field operations. This includes improvements to outage management, geographic information systems, and work and asset management systems, as well as the implementation of new capabilities through advanced distribution management systems.

WEC Energy Group continues to focus on integrating the resources of all its businesses and improving its business processes to find the best and most efficient processes possible, including evaluating the use of AI tools. WEC Energy Group expects these efforts to continue to drive operational efficiency and to put it in a position to effectively support plans for future growth.

Financial Discipline

A strong adherence to financial discipline is essential to meeting our earnings projections and maintaining a strong balance sheet, stable cash flows, and quality credit ratings. We work to earn allowed rates of return through a focus on cost control and strategic investment.

We follow an asset management strategy that focuses on investing in and acquiring assets consistent with our strategic plans, as well as disposing of assets, including property, plants, and equipment, that are no longer strategic to operations, are not performing as intended, or have an unacceptable risk profile. See Note 2, Acquisitions, and Note 3, Disposition, for more information.

Exceptional Customer Care

Our approach is driven by an intense focus on delivering exceptional customer care every day. We strive to provide the best value for our customers by demonstrating personal responsibility for results, leveraging our capabilities and expertise, and using creative solutions to meet or exceed our customers' expectations.

A multiyear effort is driving a standardized, seamless approach to digital customer service across all of the WEC Energy Group companies. It has moved all utilities, including us, to a common platform for all customer-facing self-service options. Using common systems and processes reduces costs, provides greater flexibility and enhances the consistent delivery of exceptional service to customers.

Safety

Safety is one of our core values and a critical component of our culture. We are committed to keeping our employees and the public safe through a comprehensive corporate safety program that focuses on employee engagement and elimination of at-risk behaviors. To further protect public safety, we monitor the integrity of our distribution systems, have emergency response and business continuity plans in place, and provide key safety information to customers, contractors, and first responders.

Under our "Target Zero" mission, we have an ultimate goal of zero incidents, accidents, and injuries. Management and union leadership work together to reinforce the Target Zero culture. We set annual goals for safety results as well as measurable leading indicators, in order to raise awareness of at-risk behaviors and situations and guide injury-prevention activities. All employees are encouraged to report unsafe conditions or incidents that could have led to an injury. Injuries and tasks with high levels of risk are assessed, and findings and best practices are shared across the WEC Energy Group companies.

Our corporate safety program provides a forum for addressing employee concerns, training employees and contractors on current safety standards, and recognizing those who demonstrate a safety focus.

RESULTS OF OPERATIONS

The following discussion and analysis of our Results of Operations includes comparisons of our results for the year ended December 31, 2025 with the year ended December 31, 2024. For a similar discussion that compares our results for the year ended December 31, 2024 with the year ended December 31, 2023, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations in Part II of our 2024 Annual Report on Form 10-K, which was filed with the SEC on February 21, 2025.

CONSOLIDATED EARNINGS

Our earnings for the year ended December 31, 2025 were $626.8 million, compared with $513.2 million for the year ended December 31, 2024. See below for additional information on the $113.6 million increase in earnings.

Non-GAAP Financial Measures

The discussion below addresses the contribution of our utility segment to net income attributed to common shareholder. The discussion includes financial information prepared in accordance with GAAP, as well as utility margin, which is not a measure of financial performance under GAAP. Utility margin (operating revenues less fuel and purchased power costs and cost of natural gas sold) is a non-GAAP financial measure because it excludes certain operation and maintenance expenses applicable to revenues, as well as depreciation and amortization and property and revenue taxes.

We believe that utility margin provides a useful basis for evaluating utility operations since the majority of prudently incurred fuel and purchased power costs, as well as prudently incurred natural gas costs, are passed through to customers in current rates. As a result, management uses utility margin internally when assessing the operating performance of our utility segment as this measure excludes the majority of revenue fluctuations caused by changes in these expenses. Similarly, the presentation of utility margin herein is intended to provide supplemental information for investors regarding our operating performance.

Our utility margin may not be comparable to similar measures presented by other companies. Furthermore, this measure is not intended to replace gross margin as determined in accordance with GAAP as an indicator of operating performance. Our utility segment discussion below includes a table that provides the calculation of both gross margin as determined in accordance with GAAP and utility margin, as well as a reconciliation between the two measures.

UTILITY SEGMENT CONTRIBUTION TO NET INCOME ATTRIBUTED TO COMMON SHAREHOLDER

(in millions)	Year Ended December 31		
	2025	2024	B (W)
Operating revenues	$ 4,493.6	$ 3,979.9	$ 513.7
Operating expenses			
Cost of sales [1]	1,498.8	1,300.3	(198.5)
Other operation and maintenance	1,073.9	937.9	(136.0)
Depreciation and amortization	629.9	573.7	(56.2)
Property and revenue taxes	120.2	106.8	(13.4)
Operating income	1,170.8	1,061.2	109.6
Other income, net	62.9	79.0	(16.1)
Interest expense	490.7	489.4	(1.3)
Income before income taxes	743.0	650.8	92.2
Income tax expense	115.0	136.4	21.4
Preferred stock dividend requirements	1.2	1.2	—
Net income attributed to common shareholder	$ 626.8	$ 513.2	$ 113.6

[1] Cost of sales includes fuel and purchased power and cost of natural gas sold.

The following table shows a breakdown of other operation and maintenance:

(in millions)	Year Ended December 31		
	2025	2024	B (W)
Operation and maintenance not included in line items below	$ 398.8	$ 347.5	$ (51.3)
Transmission [1]	377.9	357.7	(20.2)
Regulatory amortizations and other pass through expenses [2]	134.7	101.1	(33.6)
We Power [3]	128.7	131.4	2.7
Earnings sharing mechanism [4]	23.8	(1.8)	(25.6)
Other	10.0	2.0	(8.0)
Total other operation and maintenance	$ 1,073.9	$ 937.9	$ (136.0)

[1] Represents transmission expense that we are authorized to collect in rates. The PSCW has approved escrow accounting for ATC and MISO network transmission expenses. As a result, we defer as a regulatory asset or liability, the difference between actual transmission costs and those included in rates until recovery or refund is authorized in a future rate proceeding. During 2025 and 2024, $403.2 million and $366.8 million, respectively, of costs were billed to us by transmission providers.

[2] Regulatory amortizations and other pass through expenses are substantially offset in margins and therefore do not have a significant impact on net income.

[3] Represents costs associated with the We Power generation units, including operating and maintenance costs we recognized. During 2025 and 2024, $125.1 million and $115.8 million, respectively, of costs were billed to or incurred by us related to the We Power generation units, with the difference in costs billed or incurred and expenses recognized, either deferred or deducted from the regulatory asset.

[4] Represents operation and maintenance associated with the earnings sharing mechanism we have in place. See Note 24, Regulatory Environment, for more information.

The following tables provide information on delivered sales volumes by customer class and weather statistics:

Electric Sales Volumes (MWh - in thousands)	Year Ended December 31		
	2025	2024	B (W)
Customer class			
Residential	8,107.8	7,861.1	246.7
Small commercial and industrial	8,794.4	8,630.2	164.2
Large commercial and industrial	6,575.1	6,497.5	77.6
Other	94.7	101.3	(6.6)
Total retail	23,572.0	23,090.1	481.9
Wholesale	667.6	574.4	93.2
Resale	4,778.5	5,108.4	(329.9)
Total sales in MWh	29,018.1	28,772.9	245.2

Natural Gas Sales Volumes *(Therms - in millions)*	Year Ended December 31		
	2025	**2024**	**B (W)**
Customer class			
Residential	**382.0**	326.4	55.6
Commercial and industrial	**226.1**	189.3	36.8
Total retail	**608.1**	515.7	92.4
Transportation	**263.4**	247.7	15.7
Total sales in therms	**871.5**	763.4	108.1

Weather *(Degree Days)* [1]	Year Ended December 31		
	2025	**2024**	**B (W)**
Heating (6,351 Normal)	**6,641**	5,190	28.0 %
Cooling (723 Normal)	**789**	831	(5.1)%

[1] Normal degree days are based on a 20-year moving average of monthly temperature readings from National Oceanic and Atmospheric Administration weather stations within our service territory.

Gross Margin GAAP and Utility Margin Non-GAAP

The following table summarizes our utility segment gross margin (GAAP) and reconciles gross margin (GAAP) to utility margin (non-GAAP). See "Non-GAAP Financial Measures" above for additional information regarding gross margin (GAAP) and utility margin (non-GAAP).

(in millions)	Year Ended December 31					
		2025		**2024**		**B (W)**
Electric revenues	$	**3,935.4**	$	3,536.2	$	399.2
Natural gas revenues		**558.2**		443.7		114.5
Operating revenues		**4,493.6**		3,979.9		513.7
Operating expenses						
Fuel and purchased power		**(1,217.7)**		(1,088.6)		(129.1)
Cost of natural gas sold		**(281.1)**		(211.7)		(69.4)
Other operation and maintenance [1]		**(779.8)**		(719.8)		(60.0)
Depreciation and amortization		**(629.9)**		(573.7)		(56.2)
Property and revenue taxes		**(120.2)**		(106.8)		(13.4)
Gross margin (GAAP)		**1,464.9**		1,279.3		185.6
Other operation and maintenance [1]		**779.8**		719.8		60.0
Depreciation and amortization		**629.9**		573.7		56.2
Property and revenue taxes		**120.2**		106.8		13.4
Utility margin (non-GAAP)	$	**2,994.8**	$	2,679.6	$	315.2

[1] Operating and maintenance expenses deemed to be directly attributable to our revenue-producing activities include plant operating and maintenance expenses related to our generating units; costs associated with the We Power generating units; and transmission, distribution and customer service expenses. These expenses are included in the above table to calculate gross margin as defined under GAAP.

Gross margin (GAAP) at the utility segment increased $185.6 million during 2025, compared with 2024, and utility margin (non-GAAP) increased $315.2 million during 2025, compared with 2024. Both measures were driven by:

• A $260.4 million increase in margins driven by the impact of our rate order approved by the PSCW, effective January 1, 2025. See Note 24, Regulatory Environment, for more information.

• A $64.1 million increase in margins related to higher retail sales volumes, driven by the impact of colder weather during 2025, compared with 2024. As measured by heating degree days, 2025 was 28.0% colder than 2024.

These increases in margins were partially offset by:

• A $6.0 million decrease in revenues primarily related to third-party use of our assets.

• A $5.1 million decrease in margins driven by higher ash removal costs at certain of our plants.

Additionally, the smaller increase in gross margin (GAAP) as compared with the increase in utility margin (non-GAAP), was driven by the following items that are further described in Other Operating Expenses below:

• A $56.2 million increase in depreciation and amortization expense;

• A $22.8 million increase in other operating and maintenance related to our power plants;

- A $20.2 million increase in transmission expense;
- A $19.2 million increase in electric and natural gas distribution expenses; and
- A $13.4 million increase in property and revenue taxes.

Other Operating Expenses (includes other operation and maintenance, depreciation and amortization, and property and revenue taxes)

Other operating expenses at the utility segment increased $205.6 million during 2025, compared with 2024. The significant factors impacting the increase in other operating expenses were:

- A $56.2 million increase in depreciation and amortization expense, driven by assets being placed into service as we continue to execute on WEC Energy Group's capital plan.
- A $33.6 million increase in regulatory amortizations and other pass through expenses, as discussed in the notes under the other operation and maintenance table above.
- A $25.6 million increase in expense related to the earnings sharing mechanism in place, as discussed in the notes under the other operation and maintenance table above. See Note 24, Regulatory Environment, for more information.
- A $22.8 million increase in other operating and maintenance related to our power plants, driven by the resolution of certain items as a result of our December 2024 rate order approved by the PSCW, as well as new renewable generation facilities placed in service during 2025.
- A $20.2 million increase in transmission expense as approved by the PSCW in our rate order, effective January 1, 2025. See the notes under the other operation and maintenance table above for more information.
- A $19.2 million increase in electric and natural gas distribution expenses, driven by higher costs to maintain the distribution systems, partially offset by lower costs for storm restoration.
- A $13.4 million increase in property and revenue taxes during 2025, compared with 2024, driven by a 2024 adjustment related to a sales tax audit.
- A $12.4 million increase in expense driven by higher commitments made in 2025 to fund our charitable foundation.

Other Income, Net

Other income, net decreased $16.1 million during 2025, compared with 2024. The significant factors impacting the decrease in other income, net were:

- A $44.2 million negative impact from the non-service components of our net periodic pension and OPEB costs. In accordance with our December 2024 PSCW rate order, in 2025 we began amortizing our pension and OPEB costs that were previously deferred under escrow accounting. During 2025, we amortized $21.0 million of the previously deferred non-service costs as we are now collecting these costs in rates. See Note 19, Employee Benefits, for more information on our benefit costs.
- A $6.9 million decrease in interest income, driven by lower interest income earned on amounts due from ATC for the construction of transmission infrastructure upgrades needed for new generation projects and lower interest income earned on cash balances. See Note 4, Related Parties, for more information on amounts due from ATC.

These decreases in other income, net were partially offset by a $32.9 million positive impact from higher AFUDC-Equity due to continued capital investment.

Interest Expense

Interest expense increased $1.3 million during 2025, compared with 2024, driven by the impact of our long-term debt issuances in May and September 2024, as well as September and December 2025. Partially offsetting this increase was the impact of our long-term debt maturities in December 2024 and June 2025. See Note 14, Long-Term Debt, for more information. This increase was also partially offset by higher AFUDC-Debt due to continued capital investment. Lower interest expense on finance lease liabilities, primarily related to the We Power leases, also contributed to the offset in interest expense, as finance lease liabilities decrease each year as payments are made.

Income Tax Expense

Income tax expense decreased $21.4 million during 2025, compared with 2024. This decrease was driven by:

- A $20.3 million increase in the benefit from the flow through of tax repairs in connection with our rate order approved by the PSCW, effective January 1, 2025; and
- A $20.0 million increase in PTCs.

Partially offsetting these decreases in income tax expense was higher pre-tax income.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We expect to maintain adequate liquidity to meet our cash requirements for operation of our business and implementation of our corporate strategy through internal generation of cash from operations and access to the capital markets.

The following discussion and analysis of our Liquidity and Capital Resources includes comparisons of our cash flows for the year ended December 31, 2025 with the year ended December 31, 2024. For a similar discussion that compares our cash flows for the year ended December 31, 2024 with the year ended December 31, 2023, see Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources in Part II of our 2024 Annual Report on Form 10-K, which was filed with the SEC on February 21, 2025.

CASH FLOWS

The following table summarizes our cash flows during the years ended December 31:

(in millions)	2025	2024	Change in 2025 Over 2024
Cash provided by (used in):			
Operating activities	$ 1,127.8	$ 1,264.5	$ (136.7)
Investing activities	(2,704.5)	(1,537.7)	(1,166.8)
Financing activities	1,576.8	268.2	1,308.6

Operating Activities

Net cash provided by operating activities decreased $136.7 million during 2025, compared with 2024, driven by a $163.5 million decrease in cash related to higher payments for other operation and maintenance expenses. During 2025, our payments were higher due to increased transmission costs, operating and maintenance costs related to our plants, and electric and natural gas distribution costs, as well as the timing of payments for accounts payable.

This decrease in net cash provided by operating activities was partially offset by a $26.2 million increase in cash from higher overall collections from customers during 2025, compared with 2024. This increase was driven by the impact of our rate order approved by the PSCW, effective January 1, 2025 and higher sales volumes from the impact of colder weather during 2025, compared with 2024.

Investing Activities

Net cash used in investing activities increased $1,166.8 million during 2025, compared with 2024, driven by:

- A $1,300.2 million increase in cash paid for capital expenditures during 2025, which is discussed in more detail below.
- A $14.8 million increase in cash paid for transmission infrastructure upgrades during 2025, compared with 2024, which are reimbursable by ATC. See Note 4, Related Parties, for more information.

These increases in net cash used in investing activities were partially offset by:

- The acquisition of an additional 13.7% ownership interest in West Riverside in May 2024 for $97.9 million. See Note 2, Acquisitions, for more information.
- A $25.5 million increase in cash received from ATC during 2025, compared with 2024, for the reimbursement of transmission infrastructure upgrades. See Note 4, Related Parties, for more information.

Capital Expenditures

Capital expenditures for the years ended December 31 were as follows:

(in millions)	2025	2024	Change in 2025 Over 2024
Capital expenditures	$ 2,742.9	$ 1,442.7	$ 1,300.2

The increase in cash paid for capital expenditures during 2025, compared with 2024, was driven by higher payments for renewable energy projects, CTs and an LNG facility at OCPP, and for our electric distribution systems.

See Liquidity and Capital Resources – Cash Requirements – Significant Capital Projects below for more information.

Financing Activities

Net cash provided by financing activities increased $1,308.6 million during 2025, compared with 2024, driven by:

- A $1,095.0 million increase in equity contributions received from our parent during 2025, compared with 2024, to balance our capital structure.
- A $681.6 million increase in cash due to $500.7 million of net borrowings of commercial paper during 2025, compared with $180.9 million of net repayments of commercial paper during 2024.
- A $49.8 million increase in cash due to lower retirements of long-term debt during 2025, compared with 2024.

These increases in net cash provided by financing activities were partially offset by:

- A $360.0 million decrease in cash due to higher dividends paid to our parent during 2025, compared with 2024, to balance our capital structure.
- A $147.9 million decrease in cash due to lower issuances of long-term debt during 2025, compared with 2024.
- A $12.4 million decrease in cash due to higher payments for finance lease obligations during 2025, compared with 2024.

Significant Financing Activities

For more information on our financing activities, see Note 11, Common Equity, Note 13, Short-Term Debt and Lines of Credit, and Note 14, Long-Term Debt.

CASH REQUIREMENTS

We require funds to support and grow our business. Our significant cash requirements primarily consist of capital and investment expenditures, payments to retire and pay interest on long-term debt, the payment of common stock dividends to our parent, and the funding of our ongoing operations. Our significant cash requirements are discussed in further detail below.

Significant Capital Projects

We have several capital projects and acquisitions that will require significant capital expenditures over the next three years and beyond. All projected capital requirements are subject to periodic review and may vary significantly from estimates, depending on a number of factors. These factors include environmental and regulatory requirements, changes in tax laws and regulations, acquisition and development opportunities, market volatility, economic trends, supply chain disruptions, inflation, and interest rates. Our estimated capital expenditures and acquisitions for the next three years are reflected below. These amounts include anticipated expenditures for environmental compliance and certain remediation issues. For a discussion of certain environmental matters affecting us, see Note 22, Commitments and Contingencies.

(in millions)	
2026	$ 3,212.1
2027	4,670.5
2028	4,666.0
Total	$ 12,548.6

WEC Energy Group is committed to investing in solar, wind, battery storage, and natural gas-fired generation. In addition, we continue to upgrade our electric and natural gas distribution systems to enhance reliability. Below are the anticipated amounts for the next three years for generation, LNG, and distribution projects that are proposed or currently underway.

(in millions)	2026	2027	2028
Generation:			
Solar	$ 596.6	$ 1,458.3	$ 1,542.9
Wind	143.0	277.1	581.7
Battery	215.5	370.8	251.4
Thermal	878.8	1,345.6	1,206.6
Other	270.0	141.6	189.8
LNG	177.3	81.5	61.8
Distribution:			
Electric distribution	702.5	655.6	643.2
Gas distribution	228.4	340.0	188.6
Total	$ 3,212.1	$ 4,670.5	$ 4,666.0

The DOC set duties on solar panels and cells imported from four southeast Asian countries and is investigating additional AD/CVD allegations relating to Chinese-owned manufacturers in Laos and Indonesia, as well as India-headquartered companies. See Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – United States Department of

Commerce Complaints and Factors Affecting Results, Liquidity, and Capital Resources – Regulatory, Legislative, and Legal Matters – Uyghur Forced Labor Prevention Act for information on the duties set by the DOC and its current investigation, as well as CBP actions, respectively. The expected in-service dates and costs identified above already reflect some of these impacts.

See Factors Affecting Results, Liquidity, and Capital Resources — Regulatory, Legislative, and Legal Matters — Renewable Energy Legislation for potential impacts to our capital projects as a result of the OBBBA.

Long-Term Debt

A significant amount of cash is required to retire and pay interest on our long-term debt obligations. See Note 14, Long-Term Debt, for more information on our outstanding long-term debt, including a schedule of our long-term debt maturities over the next five years. The following table summarizes our required interest payments on long-term debt as of December 31, 2025:

| (in millions) | | Interest Payments Due by Period | | | |
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Interest payments due on long-term debt	$ 2,620.0	$ 205.1	$ 401.2	$ 325.6	$ 1,688.1

Common Stock Dividends

During the years ended December 31, 2025, 2024, and 2023, we paid common stock dividends of $600.0 million, $240.0 million, and $370.0 million, respectively, to the sole holder of our common stock, WEC Energy Group. Any payment of future dividends is subject to approval by our Board of Directors and is dependent upon future earnings, capital requirements, and financial and other business conditions. In addition, various financing arrangements and regulatory requirements impose certain restrictions on our ability to transfer funds to WEC Energy Group in the form of cash dividends, loans, or advances. We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future. See Note 11, Common Equity, for more information related to these restrictions and our other common stock matters.

Other Significant Cash Requirements

Our utility operations have purchase obligations under various contracts for the procurement of fuel, power, and gas supply, as well as the related storage and transportation. These costs are a significant component of funding our ongoing operations. See Note 22, Commitments and Contingencies, for more information, including our minimum future commitments related to these purchase obligations.

In addition to our energy-related purchase obligations, we have commitments for other costs incurred in the normal course of business, including costs related to information technology services, meter reading services, maintenance and other service agreements for certain generating facilities, and various engineering agreements. Our estimated future cash requirements related to these purchase obligations, excluding energy-related obligations, are reflected below.

| (in millions) | | Payments Due by Period | | | |
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase orders	$ 156.7	$ 78.9	$ 53.8	$ 14.9	$ 9.1

We have various finance and operating lease obligations. Our finance lease obligations primarily relate to land leases for renewable generation projects. Our operating lease obligations are for office space and land. See Note 15, Leases, for more information, including an analysis of our minimum lease payments due in future years.

We make contributions to our pension and OPEB plans based upon various factors affecting us, including our liquidity position and tax law changes. See Note 19, Employee Benefits, for our expected contributions in 2026 and our expected pension and OPEB payments for the next 10 years. We expect the majority of these future pension and OPEB payments to be paid from our outside trusts. See Sources of Cash–Investments in Outside Trusts below for more information.

In addition to the above, our balance sheet at December 31, 2025 included various other liabilities that, due to the nature of the liabilities, the amount and timing of future payments cannot be determined with certainty. These liabilities include AROs, liabilities for the remediation of manufactured gas plant sites, and liabilities related to the accounting treatment for uncertainty in income taxes. For additional information on these liabilities, see Note 10, Asset Retirement Obligations, Note 16, Income Taxes, and Note 22, Commitments and Contingencies, respectively.

Off-Balance Sheet Arrangements

We are a party to various financial instruments with off-balance sheet risk as a part of our normal course of business, including letters of credit that primarily support our commodity contracts. We believe that these agreements do not have, and are not reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. See Note 1(q), Guarantees, Note 13, Short-Term Debt and Lines of Credit, and Note 21, Variable Interest Entities, for more information.

SOURCES OF CASH

Liquidity

We anticipate meeting our short-term and long-term cash requirements to operate our business and implement our corporate strategy through internal generation of cash from operations, equity contributions from our parent, and access to the capital markets, which allows us to obtain external short-term borrowings, including commercial paper, and issue intermediate or long-term debt securities. Cash generated from operations is primarily driven by sales of electricity and natural gas to our utility customers, reduced by costs of operations. Our access to the capital markets is critical to our overall strategic plan and allows us to supplement cash flows from operations with external borrowings to manage seasonal variations, working capital needs, commodity price fluctuations, unplanned expenses, and unanticipated events.

We maintain a bank back-up credit facility, which provides liquidity support for our obligations with respect to commercial paper and for general corporate purposes. We review our bank back-up credit facility needs on an ongoing basis and expect to be able to maintain adequate credit facilities to support our operations.

The amount, type, and timing of any financings in 2026, as well as in subsequent years, will be contingent on investment opportunities and our cash requirements and will depend upon prevailing market conditions, regulatory approvals, and other factors. We plan to maintain a capital structure consistent with that approved by the PSCW.

The issuance of our securities is subject to the approval of the PSCW. Additionally, with respect to the public offering of securities, we file registration statements with the SEC under the Securities Act of 1933, as amended (1933 Act). The amounts of securities authorized by the PSCW, as well as the securities registered under the 1933 Act, are closely monitored and appropriate filings are made to ensure flexibility in the capital markets.

At December 31, 2025, our current liabilities exceeded our current assets by $425.5 million. We do not expect this to have an impact on our liquidity as we currently believe that our available capacity under our existing revolving credit facility, cash generated from ongoing operations, and access to the capital markets are adequate to meet our short-term and long-term cash requirements.

See Note 13, Short-Term Debt and Lines of Credit, and Note 14, Long-Term Debt, for more information about our commercial paper, credit facility, and debt securities.

Investments in Outside Trusts

We maintain investments in outside trusts to fund the obligation to provide pension and certain OPEB benefits to current and future retirees. As of December 31, 2025, these trusts had investments of approximately $1.1 billion, consisting of fixed income and equity securities, that are subject to the volatility of the stock market and interest rates. The performance of existing plan assets, long-term discount rates, changes in assumptions, and other factors could affect our future contributions to the plans, our financial position if our accumulated benefit obligation exceeds the fair value of the plan assets, and future results of operations related to changes in pension and OPEB expense and the assumed rate of return. For additional information, see Note 19, Employee Benefits.

Debt Covenants

Our credit facility contains financial covenants that we must satisfy, including a debt to capitalization ratio. At December 31, 2025, we were in compliance with all such covenants. We expect to be in compliance with all such debt covenants for the foreseeable future. See Note 13, Short-Term Debt and Lines of Credit, and Note 14, Long-Term Debt, for more information.

Credit Rating Risk

Cash collateral postings and prepayments made with external parties, including postings related to exchange-traded contracts, and cash collateral posted by external parties were immaterial as of December 31, 2025. From time to time, we may enter into commodity contracts that could require collateral or a termination payment in the event of a credit rating change to below BBB- at S&P Global Ratings, a division of S&P Global Inc., and/or Baa3 at Moody's Investors Service, Inc. If we had a sub-investment grade credit rating at December 31, 2025, we could have been required to post $106 million of additional collateral or other assurances pursuant to the terms of a PPA. We also have other commodity contracts that, in the event of a credit rating downgrade, could result in a reduction of our unsecured credit granted by counterparties.

In addition, access to capital markets at a reasonable cost is determined in large part by credit quality. Any credit ratings downgrade could impact our ability to access capital markets.

Subject to other factors affecting the credit markets as a whole, we believe our current ratings should provide a significant degree of flexibility in obtaining funds on competitive terms. However, these security ratings reflect the views of the rating agency only. An explanation of the significance of these ratings may be obtained from the rating agency. Such ratings are not a recommendation to buy, sell, or hold securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency.

FACTORS AFFECTING RESULTS, LIQUIDITY, AND CAPITAL RESOURCES

COMPETITIVE MARKETS

Electric Utility Industry

The FERC supports large RTOs, which directly impacts the structure of the wholesale electric market. Due to the FERC's support of RTOs, MISO uses the MISO Energy Markets to carry out its operations, including the use of LMPs to value electric transmission congestion and losses. Increased competition in the retail and wholesale markets, which may result from restructuring efforts, could have a significant and adverse financial impact on us.

Electric utility revenues in Wisconsin are regulated by the PSCW. The PSCW continues to maintain the position that the question of whether to implement electric retail competition in Wisconsin should ultimately be decided by the Wisconsin legislature. No such legislation has been introduced in Wisconsin to date, and it is uncertain when, if at all, retail choice might be implemented in Wisconsin.

Natural Gas Utility Industry

We offer both natural gas transportation service and interruptible natural gas sales to enable customers to better manage their energy costs. Customers continue to switch between firm system supply, interruptible system supply, and transportation service each year as the economics and service options change.

Due to the PSCW's previous proceedings on natural gas industry regulation in a competitive environment, the PSCW currently provides all Wisconsin customer classes with competitive markets the option to choose a third-party natural gas supplier. All of our Wisconsin non-residential customer classes have competitive market choices and, therefore, can purchase natural gas directly from either a third-party supplier or us. Since third-party suppliers can be used in Wisconsin, the PSCW has also adopted standards for transactions between a utility and its natural gas marketing affiliates.

We offer natural gas transportation services to our customers that elect to purchase natural gas directly from a third-party supplier. Since these transportation customers continue to use our distribution systems to transport natural gas to their facilities, we earn distribution revenues from them. As such, the loss of revenue associated with the cost of natural gas that our transportation customers purchase from third-party suppliers has little impact on our net income, as it is substantially offset by an equal reduction to natural gas costs.

We are currently unable to predict the impact, if any, of potential future industry restructuring on our results of operations or financial position.

REGULATORY, LEGISLATIVE, AND LEGAL MATTERS

Regulatory Recovery

We account for our regulated operations in accordance with accounting guidance under the Regulated Operations Topic of the FASB ASC. Our rates are determined by the PSCW and the FERC. See Note 24, Regulatory Environment, for additional information regarding recent rate proceedings and orders.

Regulated entities are allowed to defer certain costs that would otherwise be charged to expense if the regulated entity believes the recovery of those costs is probable. We record regulatory assets pursuant to generic and/or specific orders issued by our regulators. Recovery of the deferred costs in future rates is subject to the review and approval by our regulators. We assume the risks and benefits of ultimate recovery of these items in future rates. If the recovery of the deferred costs is not approved by our regulators, the costs would be charged to income in the current period. Regulators can impose liabilities on a prospective basis for amounts previously collected from customers and for amounts that are expected to be refunded to customers. We record these items as regulatory liabilities. See Note 7, Regulatory Assets and Liabilities, for more information on our regulatory assets and liabilities.

Uyghur Forced Labor Prevention Act

In June 2022, the CBP implemented the UFLPA, which establishes a rebuttable presumption that certain silica-based products wholly or partially manufactured in the Xinjiang Uyghur Autonomous Region of China, such as polysilicon included in the manufacturing of solar panels, are prohibited from entering the United States. While our suppliers have been able to provide the CBP sufficient documentation to meet the UFLPA compliance requirements, and we expect the same will be true for subsequent projects, we cannot currently predict what, if any, long-term impact the UFLPA will have on the overall supply of solar panels into the United States and whether we will experience any further impacts to the timing and cost of our solar projects included in WEC Energy Group's long-term capital plan.

In 2025, the Department of Homeland Security announced the addition of more Chinese businesses to the UFLPA, including several solar supply chain providers. We are working to avoid doing business with these companies and remain in compliance with the UFLPA.

United States Department of Commerce Complaints

Starting in June 2024, the DOC began applying duties to certain imports of solar cells from Malaysia, Vietnam, Thailand and Cambodia, with the potential for enhanced duties in certain circumstances, based on final findings by both the DOC and the USITC in their AD/CVD investigations that Chinese manufacturers were shifting products to those four Southeast Asian countries to avoid tariffs required on products imported from China.

In April 2025, based upon investigation in response to a new petition, the DOC reached affirmative findings that some Chinese companies had moved their solar operations to avoid penalties imposed in the first investigation, increasing tariff rates, in some cases significantly. These increased rates became effective and enforceable in May 2025 upon the USITC's final affirmative determination. As a result of these duties, the cost and availability of solar panels in the U.S. has been impacted and the U.S. solar industry overall has experienced higher costs of materials as well as delays. Some of these impacts have already been reflected in the estimated cost and in-service dates for certain of our solar projects.

In August 2025, in response to another petition filed by a coalition of trade groups, the DOC and USITC initiated new AD/CVD investigations based on the coalition's claims that Chinese-owned manufacturers in Laos and Indonesia, as well as India-headquartered companies, are benefiting from illegal subsidies and selling solar products below cost in the US. Affirmative findings in these investigations could cause further strain on the solar panel industry. We are monitoring the status of these petitions.

Renewable Energy Legislation

Infrastructure Investment and Jobs Act

In November 2021, the Infrastructure Investment and Jobs Act was signed into law and provides for approximately $1.2 trillion of federal spending through 2026, including approximately $85 billion for investments in power, utilities, and renewables infrastructure across the United States. Funding from this Act supports the work we are doing to reduce GHG emissions and to strengthen and protect the energy grid. In January 2025, disbursement of funds was paused until agency heads can determine whether grants, loans, contracts, and other disbursements are consistent with the current administration's energy policy. In some cases, the pause has disrupted, and could continue to disrupt, funding, temporarily or permanently, for infrastructure projects already in progress, may cause project delays and cancellations, and may impact continuing payment obligations for downstream contractors and suppliers.

Inflation Reduction Act

In August 2022, the IRA was signed into law and provides for $258 billion in energy-related provisions over a 10-year period. The IRA has helped reduce our cost of investing in projects that support our commitment to reduce emissions and provide affordable, reliable, and clean energy for our communities. We and our customers have benefited from the IRA's provisions to extend tax benefits for renewable technologies, increase or restore higher rates for PTCs, claim PTCs for solar projects, expand qualified ITC facilities to include standalone energy storage, and allow companies to transfer tax credits generated from renewable projects.

Under the IRA transferability option, WEC Energy Group entered into agreements in October 2024, April 2025, and September 2025 to sell the majority of the PTCs and ITCs we generated, or expect to generate, in 2025 and 2026, respectively, to third parties. In May 2025, WEC Energy Group entered into an agreement to sell the majority of our remaining unsold PTCs we generated in 2024 to a third party. See Note 1(n), Income Taxes, for more information about the impact of these sales. The IRA also implements a 15% corporate alternative minimum tax and a 1% excise tax on stock repurchases. Although significant regulatory guidance is expected on the tax provisions in the IRA, we currently believe the provisions on alternative minimum tax and stock repurchases will not have a material impact on us.

One Big Beautiful Bill Act

In July 2025, the OBBBA was signed into law, enacting significant modifications to clean-energy tax credits previously provided under the IRA. The OBBBA provides companies the ability to earn solar and wind tax credits at current credit rates if construction of projects begins by July 4, 2026, and the projects are placed in-service within four years after beginning construction. However, wind and solar projects that begin construction more than one year after enactment of the OBBBA must be placed in service by December 31, 2027 to qualify for PTCs and ITCs. In addition, wind and solar projects that begin construction after December 31, 2025 must also satisfy prohibited foreign entity material assistance requirements. The incentives can also be denied for taxpayers that exceed certain thresholds of equity or debt held by specified foreign entities. The phase out of PTCs and ITCs does not apply to energy storage, hydroelectric facilities, nuclear, or any other zero emission technology. The OBBBA preserves the ability to transfer tax credits, with the exception of transfers to a prohibited foreign entity. In August 2025, the U.S. Treasury Department implemented new beginning-of-construction safe harbor rules that became effective in September 2025. WEC Energy Group's capital plan for 2026 through 2030 reflects the impacts of OBBBA, including the revised beginning-of-construction rules.

Environmental Matters

See Note 22, Commitments and Contingencies, for a discussion of certain environmental matters affecting us, including rules and regulations relating to air quality, water quality, and land quality.

MARKET RISKS AND OTHER SIGNIFICANT RISKS

We are exposed to market and other significant risks as a result of the nature of our businesses and the environments in which those businesses operate. These include, but are not limited to, the risks described below. In addition, there is continuing uncertainty over the impact of increasing tensions between the U.S. and other countries and new, protracted or escalating regional and international conflicts on the global economy, supply chains, and fuel prices.

Commodity Costs

In the normal course of providing energy, we are subject to market fluctuations in the costs of coal, natural gas, purchased power, and fuel oil used in the delivery of coal. We manage our fuel and natural gas supply costs through a portfolio of short and long-term procurement contracts with various suppliers for the purchase of coal, natural gas, and fuel oil. In addition, we manage the risk of price volatility through natural gas and electric hedging programs.

Embedded within our rates are amounts to recover fuel, natural gas, and purchased power costs. We have recovery mechanisms in place that generally allow us to recover or refund all or a portion of the changes in prudently incurred fuel, natural gas, and purchased power costs from rate case-approved amounts.

Higher commodity costs can increase our working capital requirements, result in higher gross receipts taxes, and lead to increased energy efficiency investments by our customers to reduce utility usage and/or fuel substitution. Higher commodity costs combined with slower economic conditions also expose us to greater risks of accounts receivable write-offs as more customers are unable to pay their bills. See Note 6, Credit Losses, for more information on our mechanism that allows for cost recovery or refund of uncollectible expense.

Weather

Our utility rates are based upon estimated normal temperatures. Our electric utility margins are unfavorably sensitive to below normal temperatures during the summer cooling season and, to some extent, to above normal temperatures during the winter heating season. Our natural gas utility margins are unfavorably sensitive to above normal temperatures during the winter heating season. The fixed charge included in our natural gas rates helps to mitigate the impacts of weather. A summary of actual weather information in our service territory, as measured by degree days, can be found in Results of Operations.

Our operations, primarily our electric operations, can be negatively impacted from storms. High wind conditions, lightning, hail, and flooding from storms can result in downed wires and poles, as well as damage to wind and solar generation facilities and other operating equipment. This can result in us incurring significant restoration costs and lost revenue to our customers. Our rates include a fixed amount for expected storm restoration costs. To the extent actual storm restoration costs are above what is included in these rates, our earnings are negatively impacted and it becomes more difficult to achieve our authorized ROE.

Interest Rates

We are exposed to interest rate risk resulting from our short-term borrowings and projected near-term debt financing needs. We manage exposure to interest rate risk by limiting the amount of our variable rate obligations and continually monitoring the effects of market changes on interest rates. When it is advantageous to do so, we enter into long-term fixed rate debt.

Based on our variable rate debt outstanding at December 31, 2025 and 2024, a hypothetical increase in market interest rates of one percentage point would have increased annual interest expense by $6.8 million and $1.8 million in 2025 and 2024, respectively. This sensitivity analysis was performed assuming a constant level of variable rate debt during the period and an immediate increase in interest rates, with no other changes for the remainder of the period.

Marketable Securities Return

We use various trusts to fund our pension and OPEB obligations. These trusts invest in debt and equity securities. Changes in the market prices of these assets can affect future pension and OPEB expenses. Additionally, future contributions can also be affected by the investment returns on trust fund assets. The financial risks associated with investment returns are mitigated through the requirement that we implement escrow accounting treatment for pension and OPEB costs in 2023 through 2026, as required by the December 2022 and December 2024 rate orders issued by the PSCW. As a result, we defer as a regulatory asset or liability, the difference between actual pension and OPEB costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

The fair value of our trust fund assets and expected long-term returns were approximately:

(in millions)	As of December 31, 2025	Expected Return on Assets in 2026
Pension trust funds	$ 905.2	6.50 %
OPEB trust funds	$ 175.4	6.50 %

Fiduciary oversight of the pension and OPEB trust fund investments is the responsibility of an Investment Trust Policy Committee. The Committee works with external actuaries and investment consultants on an ongoing basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target asset allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. The targeted asset allocations are intended to reduce risk, provide long-term financial stability for the plans, and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments. Investment strategies utilize a wide diversification of asset types and qualified external investment managers.

WEC Energy Group consults with its investment advisors on an annual basis to help it forecast expected long-term returns on plan assets by reviewing actual historical returns and calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the funds.

Economic Conditions

Our service territories are within the state of Wisconsin. As such, we are exposed to market risks in the regional Midwest economy. In addition, any economic downturn or disruption of national or international markets could adversely affect the financial condition of our customers and demand for their products, which could affect their demand for our products.

Changes to United States Trade Policy (Tariff Activity)

The U.S. continues to implement changes to its international trade policy including changes to tariffs, port fees and other policies relating to exports from and imports into the United States. In response to these changes, foreign governments also continue to adjust their trade policies, including the imposition of additional tariffs. There remains significant uncertainty as to the ultimate scope of the U.S. and foreign trade policies. Both the U.S. and foreign trade policy changes could increase the cost of materials or disrupt supply chains, which could impact our ability to repair or maintain our infrastructure; the timing, cost or completion of our infrastructure projects; and/or our ability to execute on our projects included in WEC Energy Group's capital plan. In addition, these changes, including any impact they may have to economic conditions, could lead to reduced energy demand by our customers. Consequently, these policy changes could have a material adverse effect on our business, results of operations and financial condition.

Inflation and Supply Chain Disruptions

We continue to monitor the impact of inflation and supply chain disruptions. We monitor the costs of medical plans, fuel, transmission access, construction costs, regulatory and environmental compliance costs, and other costs in order to minimize inflationary effects in future years, to the extent possible, through pricing strategies, productivity improvements, and cost reductions. We monitor the global supply chain, and related disruptions, in order to ensure we are able to procure the materials and other resources necessary to both maintain our energy services in a safe and reliable manner and to grow our infrastructure in accordance with WEC Energy Group's capital plan, which includes us.

For additional information concerning risk factors, including market risks, see the Cautionary Statement Regarding Forward-Looking Information at the beginning of this report.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in compliance with GAAP requires the application of accounting policies, as well as the use of estimates, assumptions, and judgments that could have a material impact on our financial statements and related disclosures. Judgments regarding future events may include the likelihood of success of particular projects, legal and regulatory challenges, and anticipated recovery of costs. Actual results may differ significantly from estimated amounts based on varying assumptions.

Our significant accounting policies are described in Note 1, Summary of Significant Accounting Policies. The following is a list of accounting policies and estimates that require management's most difficult, subjective, or complex judgments and may change in subsequent periods.

Regulatory Accounting

Our utility operations follow the guidance under the Regulated Operations Topic of the FASB ASC (Topic 980). Our financial statements reflect the effects of the ratemaking principles followed by the jurisdictions regulating us. Certain items that would otherwise be immediately recognized as revenues and expenses are deferred as regulatory assets and regulatory liabilities for future recovery or refund to customers, as authorized by our regulators.

Future recovery of regulatory assets, including the timeliness of recovery and our ability to earn a reasonable return, is not assured and is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Once approved, the regulatory assets and liabilities are amortized into earnings over the rate recovery or refund period. If recovery or refund of costs is not approved or is no longer considered probable, these regulatory assets or liabilities are recognized in current period earnings. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as changes in the regulatory environment, earnings from our electric and natural gas utility operations, rate orders issued by our regulators, historical decisions by our regulators regarding regulatory assets and liabilities, and the status of any pending or potential deregulation legislation.

The application of the Regulated Operations Topic of the FASB ASC would be discontinued if all or a separable portion of our utility operations no longer met the criteria for application. Our regulatory assets and liabilities would be written off to income as an unusual or infrequently occurring item in the period in which discontinuation occurred. See Note 7, Regulatory Assets and Liabilities, for more information on our regulatory assets and liabilities.

Long-Lived Assets

In accordance with ASC 980-360, Regulated Operations – Property, Plant, and Equipment, we periodically assess the recoverability of certain long-lived assets when events or changes in circumstances indicate that the carrying amount of those long-lived assets may not be recoverable. Examples of events or changes in circumstances include, but are not limited to, a significant decrease in the market price, a significant change in use, a regulatory decision related to recovery of assets from customers, adverse legal factors or a change in business climate, operating or cash flow losses, or an expectation that the asset might be sold or abandoned. See Note 1(j), Asset Impairment, for our policy on accounting for abandonments and recently completed plant subject to disallowance.

Performing an impairment evaluation involves a significant degree of estimation and judgment by management in areas such as identifying circumstances that indicate an impairment may exist, identifying and grouping affected assets, and developing the undiscounted future cash flows. An impairment loss is measured as the excess of the carrying amount of the asset in comparison to the fair value of the asset. The fair value of the asset is assessed using various methods, including internally developed discounted cash flow analysis, expected recovery of regulated assets, and analysis from outside advisors.

See Note 8, Property, Plant, and Equipment, for more information on our generating units probable of being retired. See Note 7, Regulatory Assets and Liabilities, for more information on our retired generating units.

Pension and Other Postretirement Employee Benefits

The costs of providing non-contributory defined pension benefits and OPEB, described in Note 19, Employee Benefits, are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Pension and OPEB costs are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions made to the plans, and earnings on plan assets. Pension and OPEB costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, mortality and discount rates, and expected health care cost trends. Changes made to the plan provisions may also impact current and future pension and OPEB costs.

Pension and OPEB plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity and fixed income market returns, as well as changes in general interest rates, may result in increased or decreased benefit costs in future periods. Changes in benefit costs are mitigated through the requirement that we implement escrow accounting treatment for pension and OPEB costs, as required by rate orders issued by the PSCW. See Note 24, Regulatory Environment, for more information on our rates.

The following table shows how a given change in certain actuarial assumptions would impact the projected benefit obligation and the reported net periodic pension cost (including amounts capitalized to our balance sheets). Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption (in millions, except percentages)	Percentage-Point Change in Assumption	Impact on Projected Benefit Obligation	Impact on 2025 Pension Cost
Discount rate	(0.5)	$ 30.6	$ 2.0
Discount rate	0.5	(28.1)	(1.9)
Rate of return on plan assets	(0.5)	N/A	4.6
Rate of return on plan assets	0.5	N/A	(4.6)

The following table shows how a given change in certain actuarial assumptions would impact the accumulated OPEB obligation and the reported net periodic OPEB cost (including amounts capitalized to our balance sheets). Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption (in millions, except percentages)	Percentage-Point Change in Assumption	Impact on Postretirement Benefit Obligation	Impact on 2025 Postretirement Benefit Cost
Discount rate	(0.5)	$ 9.9	$ 1.6
Discount rate	0.5	(8.9)	(1.4)
Health care cost trend rate	(0.5)	(5.2)	(1.4)
Health care cost trend rate	0.5	6.0	1.6
Rate of return on plan assets	(0.5)	N/A	0.8
Rate of return on plan assets	0.5	N/A	(0.8)

The discount rates are selected based on hypothetical bond portfolios consisting of noncallable, high-quality corporate bonds across the full maturity spectrum. From the hypothetical bond portfolios, a single rate is determined that equates the market value of the bonds purchased to the discounted value of the plans' expected future benefit payments.

We establish our expected return on assets based on consideration of historical and projected asset class returns, as well as the target allocations of the benefit trust portfolios. The assumed long-term rate of return on pension plan assets was 6.50% in 2025, 2024, and 2023, respectively. The actual rate of return on pension plan assets, net of fees, was 8.93%, 5.20%, and 8.09%, in 2025, 2024, and 2023, respectively.

In selecting assumed health care cost trend rates, past performance and forecasts of health care costs are considered. For more information on health care cost trend rates and a table showing future payments that we expect to make for our pension and OPEB, see Note 19, Employee Benefits.

Unbilled Revenues

We record utility operating revenues when energy is delivered to our customers. However, the determination of energy sales to individual customers is based upon the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of their last meter reading are estimated and corresponding unbilled revenues are calculated.

Unbilled revenues are estimated each month based upon actual generation and throughput volumes, recorded sales, estimated customer usage by class, weather factors, estimated line losses, and applicable customer rates. Energy demand for the unbilled period or changes in rate mix due to fluctuations in usage patterns of customer classes could impact the accuracy of the unbilled revenue estimate. Total unbilled utility revenues were $219.0 million and $192.1 million as of December 31, 2025 and 2024, respectively. The changes in unbilled revenues are primarily due to changes in the cost of natural gas, weather, and customer rates.

Income Tax Expense

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities, the liability for unrecognized tax benefits, and any valuation allowance recorded against deferred income tax assets. The assumptions involved are supported by historical data, reasonable projections, and interpretations of applicable tax laws and regulations across multiple taxing jurisdictions. Significant changes in these assumptions could have a material impact on our financial condition and results of operations. See Note 1(n), Income Taxes, and Note 16, Income Taxes, for a discussion of accounting for income taxes.

We are required to estimate income taxes for each of our applicable tax jurisdictions as part of the process of preparing consolidated financial statements. This process involves estimating current income tax liabilities together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our balance sheets. We also assess the likelihood that our deferred income tax assets will be recovered through future taxable income. To the extent we believe that realization is not likely, we establish a valuation allowance, which is offset by an adjustment to income tax expense in our income statements.

Uncertainty associated with the application of tax statutes and regulations, the outcomes of tax audits and appeals, changes in income tax law, enacted tax rates or amounts subject to income tax, and changes in the regulatory treatment of any tax reform benefits requires that judgments and estimates be made in the accrual process and in the calculation of effective tax rates. Only income tax benefits that meet the "more likely than not" recognition threshold may be recognized or continue to be recognized. Unrecognized tax benefits are re-evaluated quarterly and changes are recorded based on new information, including the issuance of relevant guidance by the courts or tax authorities and developments occurring in the examinations of our tax returns.

We expect our 2026 annual effective tax rate to be between 11% and 12%. Our effective tax rate calculations are revised every quarter based on the best available year-end tax assumptions, adjusted in the following year after returns are filed. Tax accrual estimates are trued-up to the actual amounts claimed on the tax returns and further adjusted after examinations by taxing authorities, as needed.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Results, Liquidity, and Capital Resources – Market Risks and Other Significant Risks, as well as Note 1(o), Fair Value Measurements, Note 1(p), Derivative Instruments, and Note 1(q), Guarantees, for information concerning potential market risks to which we are exposed.

WISCONSIN ELECTRIC POWER COMPANY
CONSOLIDATED INCOME STATEMENTS

Year Ended December 31						
(in millions)		**2025**		**2024**		**2023**
Operating revenues	$	**4,493.6**	$	3,979.9	$	4,045.0
Operating expenses						
Cost of sales		**1,498.8**		1,300.3		1,451.4
Other operation and maintenance		**1,073.9**		937.9		931.1
Depreciation and amortization		**629.9**		573.7		525.0
Property and revenue taxes		**120.2**		106.8		115.3
Total operating expenses		**3,322.8**		2,918.7		3,022.8
Operating income		**1,170.8**		1,061.2		1,022.2
Other income, net		**62.9**		79.0		68.8
Interest expense		**490.7**		489.4		466.5
Other expense		**(427.8)**		(410.4)		(397.7)
Income before income taxes		**743.0**		650.8		624.5
Income tax expense		**115.0**		136.4		142.7
Net income		**628.0**		514.4		481.8
Preferred stock dividend requirements		**1.2**		1.2		1.2
Net income attributed to common shareholder	$	**626.8**	$	513.2	$	480.6

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ELECTRIC POWER COMPANY
CONSOLIDATED BALANCE SHEETS

At December 31 (in millions, except share and per share amounts)	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ —	$ 0.4
Accounts receivable and unbilled revenues, net of reserves of $39.7 and $46.9, respectively	742.2	601.2
Accounts receivable from related parties	120.5	128.6
Materials, supplies, and inventories	322.7	354.8
Prepaid taxes	115.8	139.8
Other prepayments	30.1	24.9
Other	24.3	23.2
Current assets	1,355.6	1,272.9
Long-term assets		
Property, plant, and equipment, net of accumulated depreciation and amortization of $6,373.9 and $5,952.3, respectively	15,208.6	12,810.7
Regulatory assets (December 31, 2025 and December 31, 2024 include $67.5 and $76.5, respectively, related to WEPCo Environmental Trust)	2,941.0	2,946.3
Pension and OPEB assets	105.8	79.2
Other	85.4	90.5
Long-term assets	18,340.8	15,926.7
Total assets	$ 19,696.4	$ 17,199.6
Liabilities and Equity		
Current liabilities		
Short-term debt	$ 680.6	$ 179.9
Current portion of long-term debt (December 31, 2025 and December 31, 2024 include $9.3 and $9.2, respectively, related to WEPCo Environmental Trust)	9.3	259.2
Current portion of finance lease obligations	113.4	99.3
Accounts payable	530.8	529.3
Accounts payable to related parties	214.7	206.1
Other	232.3	184.6
Current liabilities	1,781.1	1,458.4
Long-term liabilities		
Long-term debt (December 31, 2025 and December 31, 2024 include $67.4 and $76.4, respectively, related to WEPCo Environmental Trust)	4,516.0	3,728.0
Finance lease obligations	2,715.4	2,742.9
Deferred income taxes	1,666.6	1,655.7
Regulatory liabilities	1,759.0	1,758.8
Other	478.7	348.6
Long-term liabilities	11,135.7	10,234.0
Commitments and contingencies (Note 22)		
Common shareholder's equity		
Common stock – $10 par value; 65,000,000 shares authorized; 33,289,327 shares outstanding	332.9	332.9
Additional paid in capital	3,948.6	2,703.0
Retained earnings	2,467.7	2,440.9
Common shareholder's equity	6,749.2	5,476.8
Preferred stock	30.4	30.4
Total liabilities and equity	$ 19,696.4	$ 17,199.6

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ELECTRIC POWER COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31						
(in millions)		2025		2024		2023
Operating activities						
Net income	$	**628.0**	$	514.4	$	481.8
Reconciliation to cash provided by operating activities						
Depreciation and amortization		**629.9**		573.7		525.0
Deferred income taxes and ITCs, net		**20.2**		109.7		20.7
Net change in transmission regulatory asset and liability		**(25.3)**		(9.0)		18.4
Change in –						
Accounts receivable and unbilled revenues, net		**(149.4)**		(18.9)		(4.6)
Materials, supplies, and inventories		**32.1**		(44.2)		(12.8)
Prepaid taxes		**24.0**		(27.1)		0.4
Collateral on deposit		**(7.3)**		21.8		20.0
Other current assets		**(5.2)**		(2.7)		(5.2)
Accounts payable		**(3.1)**		92.3		(41.3)
Other current liabilities		**40.4**		13.8		(8.2)
Other, net		**(56.5)**		40.7		(55.1)
Net cash provided by operating activities		**1,127.8**		1,264.5		939.1
Investing activities						
Capital expenditures		**(2,742.9)**		(1,442.7)		(1,094.6)
Acquisition of West Riverside		**—**		(97.9)		(95.3)
Acquisition of Whitewater		**—**		—		(38.0)
Proceeds from the sale of assets		**0.2**		1.3		24.3
Reimbursement for ATC's transmission infrastructure upgrades		**33.1**		7.6		—
Payments for ATC's transmission infrastructure upgrades that will be reimbursed		**(16.4)**		(1.6)		(16.5)
Other, net		**21.5**		(4.4)		(7.2)
Net cash used in investing activities		**(2,704.5)**		(1,537.7)		(1,227.3)
Financing activities						
Change in short-term debt		**500.7**		(180.9)		(99.9)
Issuance of long-term debt		**799.5**		947.4		—
Retirement of long-term debt		**(259.2)**		(309.0)		(8.9)
Payments for finance lease obligations		**(100.3)**		(87.9)		(77.0)
Equity contribution from parent		**1,245.0**		150.0		805.0
Payment of dividends to parent		**(600.0)**		(240.0)		(370.0)
Other, net		**(8.9)**		(11.4)		(1.2)
Net cash provided by financing activities		**1,576.8**		268.2		248.0
Net change in cash, cash equivalents, and restricted cash		**0.1**		(5.0)		(40.2)
Cash, cash equivalents, and restricted cash at beginning of year		**2.5**		7.5		47.7
Cash, cash equivalents, and restricted cash at end of year	$	**2.6**	$	2.5	$	7.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

WISCONSIN ELECTRIC POWER COMPANY
CONSOLIDATED STATEMENTS OF EQUITY

	Wisconsin Electric Power Company Common Shareholder's Equity					
(in millions)	Common Stock	Additional Paid In Capital	Retained Earnings	Total Common Shareholder's Equity	Preferred Stock	Total Equity
Balance at December 31, 2022	$ 332.9	$ 1,746.8	$ 2,057.1	$ 4,136.8	$ 30.4	$ 4,167.2
Net income attributed to common shareholder	—	—	480.6	480.6	—	480.6
Payment of dividends to parent	—	—	(370.0)	(370.0)	—	(370.0)
Equity contribution from parent	—	805.0	—	805.0	—	805.0
Stock-based compensation and other	—	0.6	0.1	0.7	—	0.7
Balance at December 31, 2023	$ 332.9	$ 2,552.4	$ 2,167.8	$ 5,053.1	$ 30.4	$ 5,083.5
Net income attributed to common shareholder	—	—	513.2	513.2	—	513.2
Payment of dividends to parent	—	—	(240.0)	(240.0)	—	(240.0)
Equity contribution from parent	—	150.0	—	150.0	—	150.0
Stock-based compensation and other	—	0.6	(0.1)	0.5	—	0.5
Balance at December 31, 2024	$ 332.9	$ 2,703.0	$ 2,440.9	$ 5,476.8	$ 30.4	$ 5,507.2
Net income attributed to common shareholder	**—**	**—**	**626.8**	**626.8**	**—**	**626.8**
Payment of dividends to parent	**—**	**—**	**(600.0)**	**(600.0)**	**—**	**(600.0)**
Equity contribution from parent	**—**	**1,245.0**	**—**	**1,245.0**	**—**	**1,245.0**
Stock-based compensation and other	**—**	**0.6**	**—**	**0.6**	**—**	**0.6**
Balance at December 31, 2025	**$ 332.9**	**$ 3,948.6**	**$ 2,467.7**	**$ 6,749.2**	**$ 30.4**	**$ 6,779.6**

The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations—We are an electric, natural gas, and steam utility company that serves electric and natural gas customers in Wisconsin, and steam customers in metropolitan Milwaukee, Wisconsin. WEC Energy Group owns all of our outstanding common stock.

As used in these notes, the term "financial statements" refers to the consolidated financial statements. This includes the income statements, balance sheets, statements of cash flows, and statements of equity, unless otherwise noted. On our financial statements, we consolidate VIEs of which we are the primary beneficiary.

These financial statements reflect our proportionate interests in certain jointly owned utility facilities. See Note 9, Jointly-Owned Utility Facilities, for more information.

(b) Basis of Presentation—We prepare our financial statements in conformity with GAAP. We make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(c) Cash and Cash Equivalents—Cash and cash equivalents include marketable debt securities with an original maturity of three months or less.

(d) Operating Revenues—The following discussion includes our significant accounting policies related to operating revenues. For additional required disclosures on disaggregation of operating revenues, see Note 5, Operating Revenues.

Revenues from Contracts with Customers
Electric Utility Operating Revenues – Electricity sales to residential and commercial and industrial customers are generally accomplished through requirements contracts, which provide for the delivery of as much electricity as the customer needs. These contracts represent discrete deliveries of electricity and consist of one distinct performance obligation satisfied over time, as the electricity is delivered and consumed by the customer simultaneously. For our residential and commercial and industrial customers, our performance obligation is bundled to consist of both the sale and the delivery of the electric commodity.

The transaction price of the performance obligations for residential and commercial and industrial customers is valued using the rates, charges, terms, and conditions of service included in our tariffs, which have been approved by the PSCW. These rates often have a fixed component customer charge and a usage-based variable component charge. We recognize revenue for the fixed component customer charge monthly using a time-based output method. We recognize revenue for the usage-based variable component charge using an output method based on the quantity of electricity delivered each month. Our retail electric rates include base amounts for fuel and purchased power costs, which also impact our revenues. The electric fuel rules set by the PSCW allow us to defer, for subsequent rate recovery or refund, under- or over-collections of actual fuel and purchased power costs beyond a 2% price variance from the costs included in the rates charged to customers. We monitor the deferral of under-collected costs to ensure that it does not cause us to earn a greater ROE than authorized by the PSCW. In addition, our residential tariffs include a mechanism for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates.

Wholesale customers who resell power can choose to either bundle capacity and electricity services together under one contract with a supplier or purchase capacity and electricity separately from multiple suppliers. Furthermore, wholesale customers can choose to have us provide generation to match the customer's load, similar to requirements contracts, or they can purchase specified quantities of electricity and capacity. Contracts with wholesale customers that include capacity bundled with the delivery of electricity contain two performance obligations, as capacity and electricity are often transacted separately in the marketplace at the wholesale level. When recognizing revenue associated with these contracts, the transaction price is allocated to each performance obligation based on its relative standalone selling price. Revenue is recognized as control of each individual component is transferred to the customer. Electricity is the primary product sold by our electric operations and represents a single performance obligation satisfied over time through discrete deliveries to a customer. Revenue from electricity sales is generally recognized as units are produced and delivered to the customer within the production month. Capacity represents the reservation of an electric generating facility and conveys the ability to call on a plant to produce electricity when needed by the customer. The nature of our performance obligation as it relates to capacity is to stand ready to deliver power. This represents a single performance obligation transferred over time, which generally represents a monthly obligation. Accordingly, capacity revenue is recognized on a monthly basis.

The transaction price of the performance obligations for wholesale customers is valued using the rates, charges, terms, and conditions of service, which have been approved by the FERC. These wholesale rates include recovery of fuel and purchased power costs from customers on a one-for-one basis. For the majority of our wholesale customers, the price billed for energy and capacity is a formula-based rate. Formula-based rates initially set a customer's current year rates based on the previous year's expenses. This is a predetermined formula derived from the utility's costs and a reasonable rate of return. Because these rates are eventually trued up to reflect actual current-year costs, they represent a form of variable consideration in certain circumstances. The variable consideration is estimated and recognized over time as wholesale customers receive and consume the capacity and electricity services.

We are an active participant in the MISO Energy Markets, where we bid our generation into the Day Ahead and Real Time markets and procure electricity for our retail and wholesale customers at prices determined by the MISO Energy Markets. Purchase and sale transactions are recorded using settlement information provided by MISO. These purchase and sale transactions are accounted for on a net hourly position. Net purchases in a single hour are recorded as purchased power in cost of sales and net sales in a single hour are recorded as resale revenues on our income statements. For resale revenues, our performance obligation is created only when electricity is sold into the MISO Energy Markets.

For all of our customers, consistent with the timing of when we recognize revenue, customer billings generally occur on a monthly basis, with payments typically due in full within 30 days.

Natural Gas Utility Operating Revenues – We recognize natural gas utility operating revenues under requirements contracts with residential, commercial and industrial, and transportation customers served under our tariffs. Tariffs provide our customers with the standard terms and conditions, including rates, related to the services offered. Requirements contracts provide for the delivery of as much natural gas as the customer needs. These requirements contracts represent discrete deliveries of natural gas and constitute a single performance obligation satisfied over time. Our performance obligation is both created and satisfied with the transfer of control of natural gas upon delivery to the customer. For most of our customers, natural gas is delivered and consumed by the customer simultaneously. A performance obligation can be bundled to consist of both the sale and the delivery of the natural gas commodity. In Wisconsin, our customers can purchase the commodity from a third party. In this case, the performance obligation only includes the delivery of the natural gas to the customer.

The transaction price of the performance obligations for our natural gas customers is valued using the rates, charges, terms, and conditions of service included in our tariffs, which have been approved by the PSCW. These rates often have a fixed component customer charge and a usage-based variable component charge. We recognize revenue for the fixed component customer charge monthly using a time-based output method. We recognize revenue for the usage-based variable component charge using an output method based on natural gas delivered each month.

Our tariffs include various rate mechanisms that allow us to recover or refund changes in prudently incurred costs from rate case-approved amounts. Our rates include a one-for-one recovery mechanism for natural gas commodity costs. Under normal circumstances, we defer any difference between actual natural gas costs incurred and costs recovered through rates as a current asset or liability. The deferred balance is returned to or recovered from customers at intervals throughout the year.

In addition, our residential tariffs include a mechanism for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates.

Consistent with the timing of when we recognize revenue, customer billings generally occur on a monthly basis, with payments typically due in full within 30 days.

Other Operating Revenues

Bespoke Resources Current Return – We recognize revenues monthly associated with carrying costs, including financing costs, during the construction period of bespoke resources assigned to our very large utility customers under payment and cancellation agreements. These amounts are not considered revenues from contracts with customers as electricity is not yet being provided. Consistent with the timing of when we recognize revenue, customer billings for the bespoke resources that are subject to current return (as opposed to AFUDC) occur on a monthly basis, with payments typically due in full within 45 days.

Alternative Revenues – Alternative revenues are created from programs authorized by regulators that allow us to record additional revenues by adjusting rates in the future, usually as a surcharge applied to future billings, in response to past activities or completed events. We record alternative revenues when the regulator-specified conditions for recognition have been met. We reverse these alternative revenues as the customer is billed, at which time this revenue is presented as revenues from contracts with customers.

Our only alternative revenue program relates to the wholesale electric service that we provide to customers under market-based rates and FERC formula rates. The customer is charged a base rate each year based upon a formula using prior year actual costs and customer demand. A true-up is calculated based on the difference between the amount billed to customers for the demand component of their rates and what the actual cost of service was for the year. The true-up can result in an amount that we will recover from or refund to the customer. We consider the true-up portion of the wholesale electric revenues to be alternative revenues.

(e) Credit Losses—The following discussion includes our significant accounting policies related to credit losses. For additional required disclosures on credit losses, see Note 6, Credit Losses.

Our exposure to credit losses is related to our accounts receivable and unbilled revenue balances, which are generated from the sale of electricity and natural gas by our regulated utility operations. Our regulated utility operations are included in our utility segment. No accounts receivable and unbilled revenue balances were reported in the other segment at December 31, 2025 and 2024.

We evaluate the collectability of our accounts receivable and unbilled revenue balances considering a combination of factors. For some of our larger customers and also in circumstances where we become aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance for credit losses against amounts due in order to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we use the accounts receivable aging method to calculate an allowance for credit losses. Using this method, we classify accounts receivable into different aging buckets and calculate a reserve percentage for each aging bucket based upon historical loss rates. The calculated reserve percentages are updated on at least an annual basis, in order to ensure recent macroeconomic, political, and regulatory trends are captured in the calculation, to the extent possible. Risks identified that we do not believe are reflected in the calculated reserve percentages, are assessed on a quarterly basis to determine whether further adjustments are required.

We monitor our ongoing credit exposure through active review of counterparty accounts receivable balances against contract terms and due dates. Our activities include timely account reconciliation, dispute resolution and payment confirmation. To the extent possible, we work with customers with past due balances to negotiate payment plans, but will disconnect customers for non-payment as allowed by the PSCW, if necessary, and employ collection agencies and legal counsel to pursue recovery of defaulted receivables. For our larger customers, detailed credit review procedures may be performed in advance of any sales being made. We sometimes require letters of credit, parental guarantees, prepayments or other forms of credit assurance from our larger customers, including VLCs, to mitigate credit risk.

(f) Materials, Supplies, and Inventories—Our inventories as of December 31 consisted of:

(in millions)		2025		2024
Materials and supplies	$	225.2	$	252.1
Fossil fuel		53.3		60.0
Natural gas in storage		44.2		42.7
Total	$	**322.7**	$	354.8

Substantially all materials and supplies, fossil fuel, and natural gas in storage inventories are recorded using the weighted-average cost method of accounting.

(g) Regulatory Assets and Liabilities—The economic effects of regulation can result in regulated companies recording costs and revenues that are allowed in the ratemaking process in a period different from the period they would have been recognized by a nonregulated company. When this occurs, regulatory assets and liabilities are recorded on the balance sheet. Regulatory assets represent deferred costs probable of recovery from customers that would have otherwise been charged to expense. Regulatory liabilities represent amounts that are expected to be refunded to customers in future rates or future costs already collected from customers in rates.

The recovery or refund of regulatory assets and liabilities is based on specific periods determined by our regulators or occurs over the normal operating period of the related assets and liabilities. If a previously recorded regulatory asset is no longer probable of recovery, the regulatory asset is reduced to the amount considered probable of recovery, and the reduction is charged to expense in the current period. See Note 7, Regulatory Assets and Liabilities, for more information.

(h) Property, Plant, and Equipment—We record property, plant, and equipment at cost. Cost includes material, labor, overhead, and both debt and equity components of AFUDC. Additions to and significant replacements of property are charged to property, plant, and equipment at cost; minor items are charged to other operation and maintenance expense. The cost of depreciable utility property less salvage value is charged to accumulated depreciation when property is retired.

We record straight-line depreciation expense over the estimated useful life of utility property using depreciation rates approved by the PSCW that include estimates for salvage value and removal costs. Annual utility composite depreciation rates were 3.07%, 3.03%, and 3.03% in 2025, 2024, and 2023, respectively.

We capitalize certain costs related to software developed or obtained for internal use and record these costs to amortization expense over the estimated useful life of the related software, which ranges from 3 to 15 years. If software is retired prior to being fully amortized, the difference is recorded as a loss on the income statement.

Third parties reimburse us for all or a portion of expenditures for certain capital projects. Such contributions in aid of construction costs are recorded as a reduction to property, plant, and equipment.

See Note 8, Property, Plant, and Equipment, for more information.

(i) Allowance for Funds Used During Construction—AFUDC is included in utility plant accounts and represents the cost of borrowed funds (AFUDC-Debt) used during plant construction, and a return on shareholders' capital (AFUDC-Equity) used for construction purposes. AFUDC-Debt is recorded as a reduction of interest expense, and AFUDC-Equity is recorded in other income, net.

Approximately 50% of our retail jurisdictional CWIP expenditures are subject to the AFUDC calculation. Our average AFUDC retail rates were 8.65%, 8.45%, and 8.45% for 2025, 2024, and 2023, respectively. Our average AFUDC wholesale rates were 7.51%, 7.11%, and 6.70% for 2025, 2024, and 2023, respectively.

We recorded the following AFUDC for the years ended December 31:

(in millions)	2025	2024	2023
AFUDC-Debt	$ 29.8	$ 14.6	$ 13.0
AFUDC-Equity	78.9	46.0	41.0

See Note 16, Income Taxes, for more information on how AFUDC-Equity is treated for tax purposes and the related impact on total WEC Energy Group income tax expense.

(j) Asset Impairment—Intangible assets with indefinite lives are subject to an annual impairment test. Interim impairment tests are performed when impairment indicators are present. At December 31, 2025 and 2024, we had $12.4 million and $12.1 million, respectively, of indefinite-lived intangible assets included in other long-term assets on our balance sheets, which largely consist of spectrum frequencies. The spectrum frequencies enable us to transmit data and voice communications over a wavelength dedicated to us throughout our service territory. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds its fair value. An impairment loss is measured as the excess of the carrying amount of the intangible asset over its fair value. No impairment losses were recorded for our indefinite-lived intangible assets during the years ended December 31, 2025, 2024, and 2023.

We periodically assess the recoverability of certain long-lived assets when factors indicate the carrying value of such assets may be impaired or such assets are planned to be sold. Long-lived assets that would be subject to an impairment assessment generally include any assets within regulated operations that may not be fully recovered from our customers as a result of regulatory decisions that will be made in the future. An impairment loss is recognized when the carrying amount of an asset is not recoverable and exceeds its fair value. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the excess of the carrying amount of the asset over its fair value.

We assess the likelihood of a disallowance of part of the cost of recently completed plant by considering factors such as applicable regulatory environment changes, our own recent rate orders, as well as recent rate orders of other regulated entities in similar jurisdictions. When it becomes probable that part of the cost of recently completed plant will be disallowed for rate-making purposes, we assess whether a reasonable estimate of the amount of the disallowance can be made. The estimated amount of the probable disallowance will then be deducted from the reported cost of the plant and recognized as an impairment loss.

When it becomes probable that a generating unit will be retired before the end of its useful life, we assess whether the generating unit meets the criteria for abandonment accounting. Generating units that are considered probable of abandonment are expected to cease operations in the near term, significantly before the end of their original estimated useful lives. If a generating unit meets the applicable criteria to be considered probable of abandonment, and the unit has been abandoned, we assess the likelihood of recovery of the remaining net book value of that generating unit at the end of each reporting period. If it becomes probable that regulators will disallow full recovery as well as a return on the remaining net book value of a generating unit that is either abandoned or probable of being abandoned, an impairment loss may be required. An impairment loss would be recorded if the remaining net book value of the generating unit is greater than the present value of the amount expected to be recovered from ratepayers, using an incremental borrowing rate. See Note 7, Regulatory Assets and Liabilities, and Note 8, Property, Plant, and Equipment, for more information.

(k) Asset Retirement Obligations—We recognize, at fair value, legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and normal operation of the assets. An ARO liability is recorded, when incurred, for these obligations as long as the fair value can be reasonably estimated, even if the timing or method of settling the obligation is unknown. The associated retirement costs are capitalized as part of the related long-lived asset and are depreciated over the useful life of the asset. The ARO liabilities are accreted each period using the credit-adjusted risk-free interest rates associated with the expected settlement dates of the AROs. These rates are determined when the obligations are incurred. Subsequent changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the associated capitalized retirement costs. We recognize regulatory assets or liabilities for the timing differences between when we recover an ARO in rates and when we recognize the associated retirement costs. See Note 10, Asset Retirement Obligations, for more information.

(l) Stock-Based Compensation—Our employees participate in the WEC Energy Group stock-based compensation plans. In accordance with the Omnibus Stock Incentive Plan, WEC Energy Group provides long-term incentives through its equity interests to its non-employee directors, officers, and other key employees. The plan provides for the granting of stock options, restricted stock, performance shares, and other stock-based awards. Awards may be paid in WEC Energy Group common stock, cash, or a combination thereof. In addition to those shares of WEC Energy Group common stock that were subject to awards outstanding as of May 6, 2021, when the plan was last approved by shareholders, 9.0 million shares of WEC Energy Group common stock were reserved for issuance under the plan.

Stock-based compensation expense is allocated to us based on the outstanding awards held by our employees and our allocation of labor costs. Awards classified as equity awards are measured based on their grant-date fair value. Awards classified as liability awards are recorded at fair value each reporting period. We account for forfeitures as they occur.

Stock Options

Our employees are granted WEC Energy Group non-qualified stock options that generally vest on a cliff-basis after three years. The exercise price of a stock option under the plan cannot be less than 100% of the fair market value of WEC Energy Group common stock on the grant date. Historically, all stock options have been granted with an exercise price equal to the fair market value of WEC Energy Group common stock on the date of the grant. Options vest immediately upon retirement, death, or disability; however, they may not be exercised within six months of the grant date except in connection with certain termination of employment events following a change in control. Options expire no later than 10 years from the date of grant.

WEC Energy Group stock options are classified as equity awards. The fair value of each stock option was calculated using a binomial option-pricing model. The following table shows the estimated weighted-average fair value per stock option granted to our employees along with the weighted-average assumptions used in the valuation models:

	2025	2024	2023
Stock options granted	41,084	44,202	30,495
Estimated weighted-average fair value per stock option	$ 18.23	$ 16.13	$ 19.58
Assumptions used to value the options:			
Risk-free interest rate	4.2% – 4.6%	3.9% – 5.4%	3.8% – 4.8%
Dividend yield	4.1 %	3.8 %	3.2 %
Expected volatility	22.0 %	22.0 %	22.0 %
Expected life (years)	8.3	8.4	8.3

The risk-free interest rate was based on the United States Treasury interest rate with a term consistent with the expected life of the stock options. The dividend yield was based on WEC Energy Group's dividend rate at the time of the grant and historical stock prices. Expected volatility and expected life assumptions were based on WEC Energy Group's historical experience.

Restricted Shares

WEC Energy Group restricted shares granted to our employees have a vesting period of three years with one-third of the award vesting on each anniversary of the grant date. The restricted shares are classified as equity awards.

Performance Units

Officers and other key employees are granted performance units under the WEC Energy Group Performance Unit Plan. All grants of performance units are settled in cash and are accounted for as liability awards accordingly. Performance units accrue forfeitable dividend equivalents in the form of additional performance units. The fair value of the performance units reflects our estimate of the final expected value of the awards, which is based on WEC Energy Group's stock price and performance achievement under the terms of the award. Stock-based compensation costs are generally recorded over the performance period, which is three years.

Pursuant to the terms of the WEC Energy Group Performance Unit Plan, the Compensation Committee selected multiple performance measures that will be weighted to determine the ultimate payout of the performance unit awards. The ultimate number of units that will be paid out will be based on WEC Energy Group's total shareholder return compared to the total shareholder return of a peer group of companies over three years (55%), and WEC Energy Group's performance against the weighted average authorized ROE of all of its utility subsidiaries (45%). In addition, the Compensation Committee selected the level of WEC Energy Group's stock price to earnings ratio compared to its peer companies as a performance measure that can increase the payout by up to 25%. In no event can the performance unit payout be greater than 200% of the target award.

See Note 11, Common Equity, for more information on WEC Energy Group's stock-based compensation plans.

(m) Leases—We recognize a right of use asset and lease liability for operating and finance leases with a term of greater than one year. As a policy election, we account for each lease component separately from the nonlease components of a contract.

We are currently party to several easement agreements that allow us access to land we do not own for the purpose of constructing and maintaining certain electric power and natural gas equipment. The majority of payments we make related to easements relate to our renewable generating facilities. We have not classified our easements as leases because we view the entire parcel of land specified in our easement agreements to be the identified asset, not just that portion of the parcel that contains our easement. As such, we have concluded that we do not control the use of an identified asset related to our easement agreements, nor do we obtain substantially all of the economic benefits associated with these shared-use assets.

See Note 15, Leases, for more information.

(n) Income Taxes—In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments require additional disclosures, primarily related to income taxes paid and the rate reconciliation table. The amendments require disclosures on specific categories in the rate reconciliation table, as well as additional information for reconciling items that meet a quantitative threshold. For income taxes paid, additional disclosures are required to disaggregate federal, state, and foreign income taxes paid, with additional disclosures for income taxes paid that meet a quantitative threshold. We adopted ASU No. 2023-09 on January 1, 2025, on a retroactive basis, with the required disclosures first included in our 2025 Annual Report on Form 10-K.

We follow the liability method in accounting for income taxes. Accounting guidance for income taxes requires the recording of deferred assets and liabilities to recognize the expected future tax consequences of events that have been reflected in our financial statements or tax returns and the adjustment of deferred tax balances to reflect tax rate changes. We are required to assess the likelihood that our deferred tax assets would expire before being realized. If we conclude that certain deferred tax assets are likely to expire before being realized, a valuation allowance would be established against those assets. GAAP requires that, if we conclude in a future period that it is more likely than not that some or all of the deferred tax assets would be realized before expiration, we reverse the related valuation allowance in that period. Any change to the allowance, as a result of a change in judgment about the realization of deferred tax assets, is reported in income tax expense.

ITCs associated with regulated operations are deferred and amortized over the life of the assets. PTCs are recognized in the period in which such credits are generated. The amount of the credit is based upon power production from our qualifying generation facilities. We are included in WEC Energy Group's consolidated federal and state income tax returns. In accordance with our tax allocation agreement with WEC Energy Group, we are allocated income tax payments and refunds based upon the benefit for loss method, where attributes are realized when WEC Energy Group is able to realize them.

We recognize interest and penalties accrued related to unrecognized tax benefits in income tax expense in our income statements.

The IRA contains a tax credit transferability provision that allows us to sell PTCs and ITCs produced after December 31, 2022, to third parties. Under this transferability provision, WEC Energy Group entered into agreements to sell the majority of the PTCs and ITCs we generated in 2023, 2024, and 2025 to third parties. See Note 16, Income Taxes, for more information on the PTCs that were sold. WEC Energy Group has also entered into an agreement to sell the majority of PTCs that we expect to generate in 2026 to third parties. We elect to account for tax credits transferred under the scope of ASC 740. We include the discount from the sale of tax credits as a component of income tax expense. We also include any expected proceeds from the sale of tax credits in the evaluation of the realizability of deferred tax assets related to PTCs and ITCs. The sale of tax credits is presented in the operating activities section of the statements of cash flows consistent with the presentation of cash taxes paid.

In April 2023, the IRS issued Revenue Procedure 2023-15, which provides a safe harbor method of accounting that taxpayers may use to determine whether expenses to repair, maintain, replace, or improve natural gas transmission and distribution property must be capitalized for tax purposes. We adopted the safe harbor method of accounting on our 2023 tax return, which increased our deferred tax liabilities.

See Note 16, Income Taxes, for more information.

(o) Fair Value Measurements—Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

Fair value accounting rules provide a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are observable, either directly or indirectly, but are not quoted prices included within Level 1. Level 2 includes those financial instruments that are valued using external inputs within models or other valuation methods.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methods that result in management's best estimate of fair value. Level 3 instruments include those that may be more structured or otherwise tailored to customers' needs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. We use a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical measure for valuing certain derivative assets and liabilities. We primarily use a market approach for recurring fair value measurements and attempt to use valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

When possible, we base the valuations of our derivative assets and liabilities on quoted prices for identical assets and liabilities in active markets. These valuations are classified in Level 1. The valuations of certain contracts not classified as Level 1 may be based on quoted market prices received from counterparties and/or observable inputs for similar instruments. Transactions valued using these inputs are classified in Level 2. Certain derivatives, such as FTRs, are categorized in Level 3 due to the significance of unobservable or internally-developed inputs. Our FTRs are valued using MISO auction prices.

See Note 17, Fair Value Measurements, for more information.

(p) Derivative Instruments—We use derivatives as part of our risk management program to manage the risks associated with the price volatility of purchased power, generation, and natural gas costs for the benefit of our customers. Our approach is non-speculative and designed to mitigate risk. Our regulated hedging programs are approved by the PSCW.

We record derivative instruments on our balance sheets as assets or liabilities measured at fair value, unless they qualify for the normal purchases and sales exception, and are so designated. We continually assess our contracts designated as normal and will discontinue the treatment of these contracts as normal if the required criteria are no longer met. Changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met or we receive regulatory treatment for the derivative. For most energy related physical and financial contracts in our regulated operations that qualify as derivatives, the PSCW allows the effects of fair value accounting to be offset to regulatory assets and liabilities.

We classify derivative assets and liabilities as current or long-term on our balance sheets based on the maturities of the underlying contracts. Cash flows from derivative activities are presented in the same category as the item being hedged within operating activities on our statements of cash flows.

Derivative accounting rules provide the option to present certain asset and liability derivative positions net on the balance sheets and to net the related cash collateral against these net derivative positions. We elected not to net these items. On our balance sheets, cash collateral provided to others is reflected in other current assets, and cash collateral received is reflected in other current liabilities. See Note 18, Derivative Instruments, for more information.

(q) Guarantees—We follow the guidance of the Guarantees Topic of the FASB ASC, which requires, under certain circumstances, that the guarantor recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at its inception. As of December 31, 2025, we had $27.5 million of standby letters of credit issued by financial institutions for the benefit of third parties that have extended credit to us, of which $27.4 million automatically renews each year unless proper termination notice is given and $0.1 million expires in less than one year. These amounts are not reflected on our balance sheets.

(r) Employee Benefits—The costs of pension and OPEB plans are expensed over the periods during which employees render service. These costs are distributed among WEC Energy Group's subsidiaries based on current employment status and actuarial calculations, as applicable. Our regulators allow recovery in rates for our net periodic benefit cost calculated under GAAP. See Note 19, Employee Benefits, for more information.

(s) Customer Deposits and Credit Balances—When utility customers apply for new service, they may be required to provide a deposit for the service. Customer deposits are recorded within other current liabilities on our balance sheets.

Utility customers can elect to be on a budget plan. Under this type of plan, a monthly installment amount is calculated based on estimated annual usage. During the year, the monthly installment amount is reviewed by comparing it to actual usage. If necessary, an adjustment is made to the monthly amount. Annually, the budget plan is reconciled to actual annual usage. Payments in excess of actual customer usage are recorded within other current liabilities on our balance sheets.

(t) Environmental Remediation Costs—We are subject to federal and state environmental laws and regulations that in the future may require us to pay for environmental remediation at sites where we have been, or may be, identified as a potentially responsible party. Loss contingencies may exist for the remediation of hazardous substances at various potential sites, including CCR landfills and manufactured gas plant sites. See Note 10, Asset Retirement Obligations, for more information regarding CCR landfills and Note 22, Commitments and Contingencies, for more information regarding manufactured gas plant sites.

We record environmental remediation liabilities when site assessments indicate remediation is probable, and we can reasonably estimate the loss or a range of losses. The estimate includes both our share of the liability and any additional amounts that will not be paid by other potentially responsible parties or the government. When possible, we estimate costs using site-specific information but also consider historical experience for costs incurred at similar sites. Remediation efforts for a particular site generally extend over a period of several years. During this period, the laws governing the remediation process may change, as well as site conditions, potentially affecting the cost of remediation.

We have received approval to defer certain environmental remediation costs, as well as estimated future costs, through a regulatory asset. The recovery of deferred costs is subject to the PSCW's approval.

We review our estimated costs of remediation annually for our manufactured gas plant sites and CCR landfills. We adjust the liabilities and related regulatory assets, as appropriate, to reflect the new cost estimates. Any material changes in cost estimates are adjusted throughout the year.

(u) Customer Concentrations of Credit Risk—The geographic concentration of our customers did not contribute significantly to our overall exposure to credit risk. We periodically review customers' credit ratings, financial statements, and historical payment performance and require them to provide collateral or other security as needed. Although we have a comprehensive credit evaluation process and contractual protections, it is possible that one or more counterparties could fail to perform their obligations, and we could recognize financial losses as a result. Our credit risk exposure is mitigated by our recovery mechanism for uncollectible expense discussed in Note 1(d), Operating Revenues. There were no customers that accounted for more than 10% of our revenues for the year ended December 31, 2025.

As a result, we did not have any significant concentrations of credit risk at December 31, 2025. However, we have contracts with a small number of customers to provide power to large-scale data centers to support AI and other technology capabilities. This concentration of business with a small number of customers in an industry based on emerging technologies presents several risks. We are incurring significant costs to construct bespoke resources to serve these customers. Although we require these customers to enter into payment and cancellation agreements, we may still experience significant losses or delayed recovery of these costs. Changes in industry practice or advances in these technologies could reduce the demand for electricity to power data centers, which would reduce our forecasted revenues. Significant capital spend to build out required infrastructure or a downturn in business could weaken their financial condition, liquidity and/or creditworthiness, including their ability to satisfy their reimbursement obligations to us.

NOTE 2—ACQUISITIONS

In accordance with Topic 805: Clarifying the Definition of a Business (ASU 2017-01), transactions are evaluated and are accounted for as acquisitions of assets or businesses, and transaction costs are capitalized in asset acquisitions. It was determined that all of the below acquisitions met the criteria of asset acquisitions.

Acquisitions of Electric Generation Facilities in Wisconsin

In December 2025, we, along with WPS and an unaffiliated utility, signed an agreement to acquire Whitetail, a wind-powered electric generation project with a total capacity of 67.2 MW. This project will be located in Grant County, Wisconsin. We will own 80% and our portion of the purchase price is expected to be approximately $178 million. The project is expected to close in late 2027 and it is expected to qualify for PTCs.

In May 2024, we completed the acquisition of an additional 100 MWs of West Riverside's nameplate capacity for $97.9 million. West Riverside is a commercially operational dual fueled combined cycle generation facility in Beloit, Wisconsin. In June 2023, we completed the first acquisition of 100 MWs for $95.3 million. After the second acquisition, we own 200 MWs, or 27.5%, of West Riverside at a total cost of $193.2 million.

In January 2023, we, along with WPS, completed the acquisition of Whitewater, a commercially operational 236.5 MW dual fueled (natural gas and low sulfur fuel oil) combined cycle electric generation facility in Whitewater, Wisconsin. Our share of the cost of this facility was $38.0 million for 50% of the capacity.

NOTE 3—DISPOSITION

Sale of Real Estate

In June 2023, we sold approximately 192 acres of real estate at our former Pleasant Prairie power plant site that was no longer being utilized in our operations, for $23.0 million, which is net of closing costs. As a result of the sale, a pre-tax gain in the amount of $22.2 million was recorded within other operation and maintenance expense on our income statement. The book value of the real estate included in the sale was not material and, therefore, was not presented as held for sale.

NOTE 4—RELATED PARTIES

We routinely enter into transactions with related parties, including WEC Energy Group, its other subsidiaries, ATC, and other affiliated entities.

We provide and receive services, property, and other items of value to and from our parent, WEC Energy Group, and other subsidiaries of WEC Energy Group pursuant to an AIA that became effective in 2017. The AIA was approved by the appropriate regulators, including the PSCW. In accordance with the AIA, WBS provides several categories of services to us (including financial, human resource, and administrative services). As required by FERC regulations for centralized service companies, WBS renders services at cost. Services provided by any regulated subsidiary of WEC Energy Group to another regulated subsidiary or WBS are provided at cost, and any services provided by a regulated subsidiary to a nonregulated subsidiary of WEC Energy Group are provided at the greater of cost or fair market value.

We pay ATC for transmission and other related services it provides. In addition, we provide a variety of operational, maintenance, and project management work for ATC, which is reimbursed by ATC. Services are billed to and from ATC under agreements approved by the PSCW, at each of our fully allocated costs. We are also required to initially fund the construction of transmission infrastructure upgrades needed for new generation projects. ATC owns these transmission assets and reimburses us for these costs when the new generation is placed in service. We have also entered into agreements with ATC for transmission infrastructure projects associated with providing service to VLCs. These agreements obligate us to reimburse ATC for costs associated with the projects if we cancel or terminate the projects at the request of the VLC. In these circumstances, we have payment and cancellation agreements with VLCs which obligate the VLC to reimburse us for all costs, inclusive of ATC's costs, if the costs associated with the cancelled or terminated projects cannot be repurposed.

Our balance sheets included the following receivables and payables for services provided to or received from ATC:

(in millions)	December 31, 2025	December 31, 2024
Accounts receivable		
Services provided to ATC	$ 0.7	$ 0.9
Amounts due from ATC for transmission infrastructure upgrades [1]	17.6	39.3
Accounts payable		
Services received from ATC	25.5	22.6

[1] The transmission infrastructure upgrades were primarily related to the construction of our renewable energy projects.

The following table shows activity associated with our related party transactions for the years ended December 31:

(in millions)	2025	2024	2023
Transactions with WPS			
Natural gas related purchases from WPS [1]	$ 2.5	$ 1.0	$ 1.3
Charges to WPS for services and other items [2]	46.4	18.6	16.2
Charges from WPS for services and other items [2]	34.4	12.8	11.3
Transactions with WG			
Natural gas related purchases from WG [1]	43.2	33.9	19.7
Natural gas related sales to WG [1]	—	0.2	0.3
Electric related sales to WG	2.5	2.6	0.6
Charges to WG for services and other items [2]	50.1	40.9	38.3
Charges from WG for services and other items [2]	31.9	27.0	27.9
Transactions with UMERC			
Charges to UMERC for services and other items [2]	14.8	11.9	11.8
Charges from UMERC for services and other items [2]	1.4	1.1	2.0
Transactions with Bluewater			
Charges from Bluewater for storage service fees [3]	17.3	20.1	17.2
Charges from Bluewater for other operating fees [3]	1.6	3.9	4.1
Natural gas related sales to Bluewater [1]	2.7	2.8	2.8
Charges to Bluewater for services and other items [2]	3.1	2.8	2.7
Transactions with We Power			
Lease payments and other lease-related charges from We Power [4]	433.0	427.2	422.0
Charges to We Power for services and other items [2]	15.3	8.0	7.8
Transactions with WBS			
Charges to WBS for services and other items [2]	40.1	26.4	41.1
Charges from WBS for services and other items [2]	144.7	129.3	113.3
Transactions with ATC			
Charges to ATC for services and construction	9.3	12.4	8.1
Charges from ATC for network transmission services	307.8	271.2	248.8
Net refund from ATC related to FERC ROE orders	3.5	—	—

[1] Includes amounts related to the purchase or sale of natural gas and/or pipeline capacity.

[2] Includes amounts charged for services, pass through costs, asset and liability transfers, and other items in accordance with the approved AIA.

[3] We have a long-term service agreement with a wholly owned subsidiary of Bluewater that was previously approved by the PSCW. Bluewater owns natural gas storage facilities in Michigan and provides a portion of our current storage needs.

[4] We make lease payments to We Power for PWGS Units 1 and 2 and ERGS Units 1 and 2. See Note 15, Leases, for more information.

NOTE 5—OPERATING REVENUES

For more information about our significant accounting policies related to operating revenues, see Note 1(d), Operating Revenues.

Disaggregation of Operating Revenues

The following tables present our operating revenues disaggregated by revenue source for our utility segment. We do not have any revenues associated with our other segment. We disaggregate revenues into categories that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors. Revenues are further disaggregated by electric and natural gas operations and then by customer class. Each customer class within our electric and natural gas operations has different expectations of service, energy and demand requirements, and can be impacted differently by regulatory activities within their jurisdictions.

(in millions)	Year Ended December 31		
	2025	2024	2023
Wisconsin Electric Power Company			
Electric utility	$ 3,920.5	$ 3,522.7	$ 3,540.2
Natural gas utility	556.8	442.4	489.8
Total revenues from contracts with customers	4,477.3	3,965.1	4,030.0
Other operating revenues	16.3	14.8	15.0
Total operating revenues	$ 4,493.6	$ 3,979.9	$ 4,045.0

Revenues from Contracts with Customers

Electric Utility Operating Revenues – The following table disaggregates electric utility operating revenues into customer class:

(in millions)	Year Ended December 31		
	2025	2024	2023
Residential	$ 1,679.3	$ 1,503.3	$ 1,480.6
Small commercial and industrial	1,272.5	1,175.5	1,177.2
Large commercial and industrial	656.7	598.4	616.0
Other	21.4	21.0	21.1
Total retail revenues	3,629.9	3,298.2	3,294.9
Wholesale	47.8	45.5	40.9
Resale	206.1	144.3	173.7
Steam	28.4	23.5	25.2
Other utility revenues	8.3	11.2	5.5
Total electric utility operating revenues	$ 3,920.5	$ 3,522.7	$ 3,540.2

Natural Gas Utility Operating Revenues – The following table disaggregates natural gas utility operating revenues into customer class:

(in millions)	Year Ended December 31		
	2025	2024	2023
Residential	$ 372.6	$ 292.5	$ 323.3
Commercial and industrial	171.0	124.3	148.2
Total retail revenues	543.6	416.8	471.5
Transportation	24.4	24.1	21.6
Other utility revenues [1]	(11.2)	1.5	(3.3)
Total natural gas utility operating revenues	$ 556.8	$ 442.4	$ 489.8

[1] Includes the revenues subject to our purchased gas recovery mechanism, which fluctuate based on actual natural gas costs incurred, compared with the recovery of natural gas costs that were anticipated in rates.

Other Operating Revenues

Other operating revenues consist of the following:

(in millions)		Year Ended December 31				
		2025		2024		2023
Late payment charges	$	10.9	$	11.3	$	12.2
Bespoke resources current return [1]		4.1		—		—
Rental revenues		2.2		2.6		2.5
Alternative revenues [2]		(0.9)		0.9		0.3
Total other operating revenues	$	16.3	$	14.8	$	15.0

[1] Bespoke resources current return consists of carrying costs earned during the construction of bespoke resources assigned to our VLCs. See Note 1(d), Operating Revenues, for more information.

[2] Alternative revenues consist of amounts to be recovered or refunded to customers subject to wholesale true-ups. Negative amounts can result from alternative revenues being reversed to revenues from contracts with customers as the customer is billed for these alternative revenues. For more information about our alternative revenues, see Note 1(d), Operating Revenues.

NOTE 6—CREDIT LOSSES

The table below shows our gross third-party receivable balances and related allowance for credit losses.

(in millions)		December 31, 2025		December 31, 2024
Accounts receivable and unbilled revenues	$	781.9	$	648.1
Allowance for credit losses		39.7		46.9
Accounts receivable and unbilled revenues, net [1]	$	742.2	$	601.2
Total accounts receivable, net – past due greater than 90 days [1]	$	33.0	$	38.2
Past due greater than 90 days – collection risk mitigated by regulatory mechanisms [1]		94.5 %		93.8 %

[1] Our exposure to credit losses for certain regulated utility customers is mitigated by a regulatory mechanism we have in place. Specifically, our residential tariffs include a mechanism for cost recovery or refund of uncollectible expense based on the difference between actual uncollectible write-offs and the amounts recovered in rates. As a result, at December 31, 2025, $424.0 million, or 57.1%, of our net accounts receivable and unbilled revenues balance had regulatory protections in place to mitigate the exposure to credit losses.

A rollforward of the allowance for credit losses is included below:

(in millions)		Year Ended December 31				
		2025		2024		2023
Balance at January 1	$	46.9	$	44.5	$	49.7
Provision for credit losses		66.0		32.8		23.8
Provision for credit losses deferred for future recovery or refund		6.3		46.3		45.7
Write-offs charged against the allowance		(110.3)		(102.5)		(94.1)
Recoveries of amounts previously written off		30.8		25.8		19.4
Balance at December 31	$	39.7	$	46.9	$	44.5

The allowance for credit losses decreased during the year ended December 31, 2025, largely driven by customer write-offs in addition to a decrease in past due account balances that we believe was related to a continued focus on collection efforts and lower energy bills in the spring and summer months, enabling customers to pay down their arrears. After a customer is disconnected for a period of time without payment on their account, we will write off that customer balance.

The allowance for credit losses increased during the year ended December 31, 2024, primarily related to an increase in reserve percentages associated with the higher write-offs we saw during the year.

The allowance for credit losses decreased during the year ended December 31, 2023, primarily related to lower customer energy costs (driven by the warmer weather during the fourth quarter of 2023 when compared to the same quarter in 2022 and lower natural gas prices), which contributed to a reduction in past due accounts receivable balances and a related decrease in the allowance for credit losses. Customer write-offs also contributed to the decrease in the allowance for credit losses.

NOTE 7—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets were reflected on our balance sheets as of December 31:

(in millions)	2025	2024	See Note
Regulatory assets [1] [2]			
We Power finance leases	$ 1,158.6	$ 1,139.1	15
Plant retirement related items [3]	634.3	655.1	
Income tax related items	413.3	364.6	16
Pension and OPEB costs [4]	289.0	343.1	19, 24
Uncollectible expense	114.7	108.4	6
SSR [5]	92.6	102.9	
Securitization	67.5	76.5	21
AROs	59.7	52.8	1(k), 10
Other finance and operating leases	25.2	15.1	15
Bluewater [6]	13.9	21.1	
Other, net	72.2	67.6	
Total regulatory assets	$ 2,941.0	$ 2,946.3	

[1] Based on prior and current rate treatment, we believe it is probable that we will continue to recover from customers the regulatory assets in this table. In accordance with GAAP, our regulatory assets do not include the allowance for ROE that is capitalized for regulatory purposes. This allowance was $15.3 million and $18.1 million at December 31, 2025 and 2024, respectively.

[2] As of December 31, 2025, we had $15.5 million of regulatory assets not earning a return and $106.1 million of regulatory assets earning a return based on long-term interest rates. The regulatory assets not earning a return primarily relate to electric transmission costs. The other regulatory assets in the table either earn a return at our weighted average cost of capital or the cash has not yet been expended, in which case the regulatory assets are offset by liabilities.

[3] Primarily represents the net book value of power plants we have both abandoned and retired. For all of these plants, we have approval to collect a return of their remaining net book value. We also have approval to collect a return on all but $100 million of their remaining net book value. For information on the securitization of this $100 million, see Note 21, Variable Interest Entities. These regulatory assets are amortized on a straight-line basis, using the composite depreciation rates approved before the plants were retired, and the amortization is included in depreciation and amortization in the income statement.

[4] Primarily represents the unrecognized future pension and OPEB costs related to our defined benefit pension and OPEB plans. We are authorized recovery of these regulatory assets over the average remaining service life of each plan.

[5] This regulatory asset relates to our 2014 announcement to retire the PIPP. Despite our intent to retire the PIPP, MISO designated the PIPP as an SSR, which meant the PIPP's operation was necessary for reliability, and the plant could not be shut down until new generation or transmission facilities were built. In December 2014, the PSCW authorized escrow accounting for our SSR revenues because of the fluctuations in the actual revenues we received under the PIPP SSR agreements. The rate order we received from the PSCW in December 2019 authorized recovery of this SSR regulatory asset over a 15-year period that began on January 1, 2020.

[6] Primarily relates to costs associated with the long-term service agreement we have with Bluewater for natural gas storage services. The PSCW has approved escrow accounting for these costs. As a result, we defer as a regulatory asset or liability the difference between actual storage costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

The following regulatory liabilities were reflected on our balance sheets as of December 31:

(in millions)	2025	2024	See Note
Regulatory liabilities			
Removal costs [1]	$ 862.1	$ 809.2	
Income tax related items	663.5	653.9	16
Pension and OPEB benefits [2]	114.6	118.5	19, 24
Energy costs refundable through rate adjustments	47.2	70.7	1(d)
Earnings sharing mechanism	29.3	5.6	24
Revenue requirements of renewable generation facilities [3]	13.0	37.9	
Electric transmission costs [4]	—	19.7	
Other, net	44.9	47.3	
Total regulatory liabilities	$ 1,774.6	$ 1,762.8	
Balance sheet presentation			
Other current liabilities	$ 15.6	$ 4.0	
Regulatory liabilities	1,759.0	1,758.8	
Total regulatory liabilities	$ 1,774.6	$ 1,762.8	

[1] Represents amounts collected from customers to cover the future cost of property, plant, and equipment removals that are not legally required. Legal obligations related to the removal of property, plant, and equipment are recorded as AROs. See Note 10, Asset Retirement Obligations, for more information on our legal obligations.

[2] Primarily represents the unrecognized future pension and OPEB benefits related to our defined benefit pension and OPEB plans. We will amortize these regulatory liabilities into net periodic benefit cost over the average remaining service life of each plan.

(3) These amounts represent the deferral of the incremental revenue requirement impact from the delayed in-service date of certain renewable generation facilities we constructed.

(4) In accordance with the PSCW's approval of escrow accounting for our ATC and MISO network transmission expenses, we defer as a regulatory asset or liability the difference between actual transmission costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

Oak Creek Power Plant Units 5-6

In May 2024, OCPP Units 5 and 6 were retired. Due to the retirement of these units and the determination that recovery was probable, their net book value of $68.3 million at December 31, 2025 was classified as a regulatory asset. In addition, a $45.0 million cost of removal reserve related to the units continued to be classified as a regulatory liability at December 31, 2025. Not included in these amounts was $6.3 million of deferred tax liabilities previously recorded for the retired units. Effective with our rate order issued by the PSCW in December 2022, we received approval to collect a return of and on the entire net book value of OCPP Units 5 and 6 and, as a result, will continue to amortize the regulatory asset on a straight-line basis, using the composite depreciation rates approved by the PSCW before the units were retired. The amortization is included in depreciation and amortization on the income statement. We also have FERC approval to continue to collect the net book value of OCPP Units 5 and 6 using the approved composite depreciation rates, in addition to a return on the remaining net book value.

NOTE 8—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following at December 31:

(in millions)	2025	2024
Electric – generation	$ 3,977.8	$ 3,251.3
Electric – distribution	7,050.2	6,537.6
Natural gas – distribution, storage, and transmission	2,286.9	2,174.1
Property, plant, and equipment to be retired	621.7	657.4
Other	1,095.4	1,102.3
Less: Accumulated depreciation	3,990.7	3,728.2
Net	11,041.3	9,994.5
CWIP	2,522.1	1,128.3
Net property, plant, and equipment	13,563.4	11,122.8
Property under finance leases	3,372.6	3,291.8
Less: Accumulated amortization	1,727.4	1,603.9
Net leased facilities	1,645.2	1,687.9
Total property, plant, and equipment	$ 15,208.6	$ 12,810.7

Severance Liability for Plant Retirements

We have severance liabilities related to past and future plant retirements recorded in other current and other long-term liabilities on our balance sheets. Activity related to these severance liabilities for the years ended December 31 was as follows:

(in millions)	2025	2024	2023
Severance liability at January 1	$ 11.2	$ 15.1	$ 13.5
Severance expense	—	(3.5) [1]	1.6
Severance payments	(0.7)	(0.4)	—
Total severance liability at December 31	$ 10.5	$ 11.2	$ 15.1

(1) The severance accrual was lowered in 2024 due to workforce realignment efforts.

Plant to be Retired

Oak Creek Power Plant Units 7 and 8

As a result of a PSCW approval in December 2022 for the acquisition and construction of Darien, the retirement of OCPP Units 7 and 8 became probable. Subsequently, we have received PSCW approval for several other renewable and other projects and have also acquired additional projects. On June 25, 2025, we announced plans to extend the lives of OCPP Units 7 and 8, and expect to have the units available to meet high energy demand periods through the end of 2026. These units were originally scheduled to be retired at the end of 2025. The total net book value of our ownership share of OCPP Units 7 and 8 was $621.7 million at December 31, 2025, which does not include deferred taxes. This amount was classified as plant to be retired within property, plant, and equipment on our balance sheet. These units are included in rate base, and we continue to depreciate them on a straight-line basis using the composite depreciation rates approved by the PSCW.

NOTE 9—JOINTLY-OWNED UTILITY FACILITIES

We hold joint ownership interests in certain electric generating facilities. We are entitled to our share of generating capability and output of each facility equal to our respective ownership interest. We have supplied our own financing for all jointly owned projects. We pay our ownership share of additional construction costs, fuel inventory purchases, and operating expenses, unless specific agreements have been executed to limit our maximum exposure to additional costs. We record our proportionate share of significant jointly owned electric generating facilities as property, plant, and equipment on the balance sheets. In addition, our proportionate share of direct expenses for the joint operation of these plants is recorded within operating expenses in the income statements.

Information related to jointly owned utility facilities in-service at December 31, 2025 was as follows:

Jointly-Owned Utility Facilities	Ownership	Share of Capacity (MW)	In-Service / Acquisition Date	Operating Owner	Property, Plant, and Equipment	Accumulated Depreciation	CWIP
(in millions, except for percentages and MW)							
West Riverside [1] [3]	27.5 %	190.2	2023 & 2024	WPL	$ 223.6	$ (36.7)	$ 2.2
Badger Hollow II [2]	66.7 %	100.0	2023	WE	179.3	(11.8)	—
Weston RICE units [1]	50.0 %	65.0	2023	WPS	93.3	(7.4)	—
Whitewater [1]	50.0 %	117.2	2023	WE	126.4	(98.1)	12.9
Paris Solar [2]	75.0 %	150.0	2024	WE	300.3	(9.2)	—
Paris Battery	75.0 %	82.5	2025	WE	197.8	(4.6)	—
Darien Solar [2]	75.0 %	187.5	2025	WE	384.2	(8.9)	—

[1] Capacity is based on rated capacity, which is the net power output under average operating conditions with equipment in an average state of repair as of a given month in a given year. Values are primarily based on the net dependable expected capacity ratings for summer 2026 established by tests and may change slightly from year to year. The summer period is the most relevant for capacity planning purposes. This is a result of continually reaching demand peaks in the summer months, primarily due to air conditioning demand.

[2] Capacity for solar generating facilities is based on nameplate capacity, which is the maximum output that a generator should produce at continuous full power.

[3] We acquired a 13.8% ownership interest in June 2023 and acquired an additional 13.7% ownership interest in May 2024. See Note 2, Acquisitions, for more information.

Information related to jointly owned utility facilities approved by the PSCW at December 31, 2025 was as follows:

Jointly-Owned Utility Facilities	Ownership	Share of Capacity (MW)	Date of Expected In-Service	CWIP
(in millions, except for percentages and MW)				
Koshkonong Solar	75.0 %	225.0	2026	$ 384.2
Koshkonong Battery	75.0 %	124.2	2027	125.6
Darien Battery	75.0 %	56.7	2027	56.9
High Noon Solar	75.0 %	225.0	2027	337.1
High Noon Battery	75.0 %	124.2	2027	125.7
Ursa Solar Electric Generation Facility	80.0 %	160.0	2027	50.8
Saratoga Solar	80.0 %	120.0	2028	34.8
Saratoga Battery	80.0 %	40.0	2028	47.2
Badger Hollow Wind Energy Generation Facility	80.0 %	88.9	2027	44.4
Whitetail	80.0 %	53.3	2027	8.0

NOTE 10—ASSET RETIREMENT OBLIGATIONS

We have recorded AROs primarily for asbestos abatement at certain generation and substation facilities; the removal and dismantlement of a biomass generation facility; the dismantling of wind and solar generation projects; the removal and dismantlement of a battery storage facility; and the closure of CCR landfills at certain generation facilities. We establish regulatory assets and liabilities to record the differences between ongoing expense recognition under the ARO accounting rules and the ratemaking practices for retirement costs authorized by the PSCW.

On our balance sheets, AROs are recorded within other long-term liabilities. The following table shows changes to our AROs during the years ended December 31:

(in millions)	2025	2024	2023
Balance as of January 1	$ 120.6	$ 73.1	$ 71.7
Accretion	5.2	2.9	1.8
Additions	21.7 [1]	44.8 [2]	4.4
Revisions to estimated cash flows	(1.9)	—	(4.5)
Liabilities settled	(0.7)	(0.2)	(0.3)
Balance as of December 31	$ 144.9	$ 120.6	$ 73.1

[1] AROs increased primarily as a result of AROs being recorded for the legal requirement to dismantle, at retirement, renewable generation projects.

[2] AROs increased primarily as a result of AROs being recorded related to the new EPA CCR Rule that was enacted in April 2024. See Note 22, Commitments and Contingencies, for more information.

NOTE 11—COMMON EQUITY

Stock-Based Compensation

The following table summarizes our pre-tax stock-based compensation expense, including amounts allocated from WBS, and the related tax benefit recognized in income for the years ended December 31:

(in millions)	2025	2024	2023
Stock options	$ 1.6	$ 1.8	$ 1.9
Restricted stock	2.3	2.7	2.3
Performance units	15.1	11.3	(0.9) [1]
Stock-based compensation expense	$ 19.0	$ 15.8	$ 3.3
Related tax benefit	$ 5.2	$ 4.3	$ 0.9

[1] The reduction in expense was due to a decrease in the fair value of the outstanding performance units.

Stock-based compensation costs capitalized during 2025, 2024, and 2023 were not significant.

Stock Options

The following is a summary of our employees' WEC Energy Group stock option activity during 2025:

Stock Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2025	433,270	$ 78.74		
Granted	41,084	94.55		
Exercised	(78,705)	63.55		
Transferred	(21,990)	88.03		
Outstanding as of December 31, 2025	373,659	83.13	4.8	$ 8.3
Exercisable as of December 31, 2025	321,656	81.85	4.3	$ 7.6

The aggregate intrinsic value of outstanding and exercisable options in the above table represents the total pre-tax intrinsic value that would have been received by the option holders had they exercised all of their options on December 31, 2025. This is calculated as the difference between WEC Energy Group's closing stock price on December 31, 2025, and the option exercise price, multiplied by the number of in-the-money stock options. The intrinsic value of options exercised during the years ended December 31, 2025, 2024, and 2023 was $3.4 million, $2.0 million, and $2.5 million, respectively. Cash received by WEC Energy Group from exercises of its options by our employees was $5.0 million, $3.5 million, and $2.5 million during the years ended December 31, 2025, 2024, and 2023, respectively. The tax benefit from option exercises for the same years was approximately $0.9 million, $0.5 million, and $0.7 million, respectively. These amounts do not account for the compensation limitations under Internal Revenue Code Section 162(m).

As of December 31, 2025, we expected to recognize approximately $0.5 million of unrecognized compensation cost related to unvested and outstanding WEC Energy Group stock options over the next 1.7 years on a weighted-average basis.

During the first quarter of 2026, the Compensation Committee awarded 24,036 non-qualified WEC Energy Group stock options with an exercise price of $106.09 and a weighted-average grant date fair value of $21.20 per option to certain of our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

Restricted Shares

The following is a summary of our employees' WEC Energy Group restricted stock activity during 2025:

Restricted Shares	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding and unvested as of January 1, 2025	14,159	$ 87.11
Granted	10,162	94.55
Released	(5,103)	90.14
Transferred	(5,398)	88.09
Forfeited	(5,593)	90.84
Outstanding and unvested as of December 31, 2025	**8,227**	**91.24**

The intrinsic value of WEC Energy Group restricted stock held by our employees that was released was $0.5 million for the year ended December 31, 2025 and $0.3 million for each of the years ended December 31, 2024 and 2023. The tax benefit from released restricted shares was $0.1 million for each of the years ended December 31, 2025, 2024, and 2023. These amounts do not account for the compensation limitations under Internal Revenue Code Section 162(m).

As of December 31, 2025, we expected to recognize approximately $1.7 million of unrecognized compensation cost related to unvested and outstanding WEC Energy Group restricted stock over the next 1.7 years on a weighted-average basis.

During the first quarter of 2026, the Compensation Committee awarded 4,990 WEC Energy Group restricted shares to our officers and other key employees under its normal schedule of awarding long-term incentive compensation. The grant date fair value of these awards was $106.09 per share.

Performance Units

During 2025, 2024, and 2023, the Compensation Committee awarded 33,070; 34,037; and 19,780 WEC Energy Group performance units, respectively, to our officers and other key employees under the WEC Energy Group Performance Unit Plan.

Performance units with an intrinsic value of $2.9 million, $0.3 million, and $1.2 million were settled during 2025, 2024, and 2023, respectively. The tax benefit from the distribution of performance units for the same years was $0.7 million, $0.1 million, and $0.3 million, respectively.

During the year ended December 31, 2025, we transferred 17,544 performance units to WBS in connection with the transfer of certain employees. At December 31, 2025, our employees held 41,341 WEC Energy Group performance units, including dividend equivalents. A liability of $4.6 million was recorded on our balance sheet at December 31, 2025 related to these outstanding units. As of December 31, 2025, we expected to recognize approximately $11.9 million of unrecognized compensation cost related to unvested and outstanding WEC Energy Group performance units over the next 1.7 years on a weighted-average basis.

During the first quarter of 2026, performance units held by our employees with an intrinsic value of $2.0 million were settled. The tax benefit from the distribution of these awards was $0.5 million. This amount and the tax benefits disclosed above do not account for the compensation limitations under Internal Revenue Code Section 162(m). In January 2026, the Compensation Committee also awarded 16,268 WEC Energy Group performance units to our officers and other key employees under its normal schedule of awarding long-term incentive compensation.

Restrictions

Various financing arrangements and regulatory requirements impose certain restrictions on our ability to transfer funds to WEC Energy Group in the form of cash dividends, loans, or advances. In addition, Wisconsin law prohibits us from making loans to or guaranteeing obligations of WEC Energy Group or its subsidiaries.

In accordance with our most recent rate order, we may not pay common dividends above the test year forecasted amount reflected in our rate case, if it would cause our average common equity ratio, on a financial basis, to fall below our authorized level of 53.0%. A return of capital in excess of the test year amount can be paid by us at the end of the year provided that our average common equity ratio does not fall below the authorized level.

We may not pay common dividends to WEC Energy Group under our Restated Articles of Incorporation if any dividends on our outstanding preferred stock have not been paid. In addition, pursuant to the terms of our 3.60% Serial Preferred Stock, our ability to declare common dividends would be limited to 75% or 50% of net income during a 12-month period if our common stock equity to total capitalization, as defined in the preferred stock designation, is less than 25% and 20%, respectively.

See Note 13, Short-Term Debt and Lines of Credit, for a discussion of certain financial covenants related to our short-term debt obligations.

As of December 31, 2025, our restricted retained earnings totaled $2.2 billion.

We do not believe that these restrictions will materially affect our operations or limit any dividend payments in the foreseeable future.

NOTE 12—PREFERRED STOCK

The following table shows preferred stock authorized and outstanding at December 31, 2025 and 2024:

(in millions, except share and per share amounts)	Shares Authorized	Shares Outstanding	Redemption Price Per Share	Total
$100 par value, Six Per Cent. Preferred Stock	45,000	44,498	$ —	$ 4.4
$100 par value, Serial Preferred Stock 3.60% Series	2,286,500	260,000	101	26.0
$25 par value, Serial Preferred Stock	5,000,000	—	—	—
Total				$ 30.4

NOTE 13—SHORT-TERM DEBT AND LINES OF CREDIT

The following table shows our short-term borrowings and their corresponding weighted-average interest rates as of December 31:

(in millions, except percentages)	2025	2024
Commercial paper		
Amount outstanding at December 31	$ 680.6	$ 179.9
Average interest rate on amounts outstanding at December 31	3.88 %	4.63 %

Our average amount of commercial paper borrowings based on daily outstanding balances during 2025 was $201.5 million, with a weighted-average interest rate during the period of 4.30%.

We have entered into a bank back-up credit facility to maintain short-term credit liquidity which, among other terms, requires us to maintain, subject to certain exclusions, a total funded debt to capitalization ratio of 65% or less. As of December 31, 2025, we were in compliance with this ratio.

The information in the table below relates to our revolving credit facility used to support our commercial paper borrowing program, including remaining available capacity under this facility as of December 31:

(in millions)	Maturity	2025
Revolving credit facility [1]	August 2030	$ 800.0
Less:		
Letters of credit issued inside credit facility		1.0
Commercial paper outstanding		680.6
Available capacity under existing agreement		$ 118.4

[1] In August 2025, we increased our credit facility to $800.0 million and extended the maturity to August 2030.

This facility has a renewal provision for two extensions, subject to lender approval. Each extension is for a period of one year.

Our bank back-up credit facility contains customary covenants, including certain limitations on our ability to sell assets. The credit facility also contains customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy proceedings, certain judgments, Employee Retirement Income Security Act of 1974 defaults and change of control.

NOTE 14—LONG-TERM DEBT

The following table is a summary of our long-term debt outstanding as of December 31:

(in millions)	Interest Rate	Year Due	2025	2024
WE Debentures (unsecured)	3.10%	N/A	$ —	$ 250.0
	6.50%	2028	150.0	150.0
	1.70%	2028	300.0	300.0
	3.95%	2029	300.0	—
	5.00%	2029	350.0	350.0
	4.15%	2030	500.0	—
	4.75%	2032	500.0	500.0
	5.625%	2033	335.0	335.0
	4.60%	2034	300.0	300.0
	5.70%	2036	300.0	300.0
	3.65%	2042	250.0	250.0
	4.25%	2044	250.0	250.0
	4.30%	2045	250.0	250.0
	4.30%	2048	300.0	300.0
	5.05%	2054	300.0	300.0
	6.875%	2095	100.0	100.0
WEPCo Environmental Trust (secured, nonrecourse) [1] [2]	1.578%	2026-2035	78.8	88.0
Total			**4,563.8**	4,023.0
Unamortized debt issuance costs			**(23.3)**	(19.8)
Unamortized discount, net			**(15.2)**	(16.0)
Total long-term debt, including current portion			**4,525.3**	3,987.2
Current portion of long-term debt			**(9.3)**	(259.2)
Total long-term debt			**$ 4,516.0**	$ 3,728.0

[1] WEPCo Environmental Trust's ETBs are secured by a pledge of and lien on environmental control property, which includes the right to impose, collect and receive a non-bypassable environmental control charge paid by all of our retail electric distribution customers, the right to obtain true-up adjustments of the environmental control charge, and all revenues or other proceeds arising from those rights and interests. See Note 21, Variable Interest Entities, for more information.

[2] The long-term debt of WEPCo Environmental Trust requires periodic principal payments.

We amortize debt premiums, discounts, and debt issuance costs over the life of the debt using the straight-line method and we include the costs in interest expense.

In December 2024, the DOE issued to us a conditional commitment for a federal loan guarantee for up to $2.5 billion of borrowings that we would use to fund a portion of the costs to construct certain utility-scale renewable generation projects. The conditional commitment was issued pursuant to provisions of the IRA. Under the conditional commitment, the guaranteed borrowings would be senior, unsecured borrowings made through the Federal Financing Bank and reduce our issuance of senior, unsecured obligations in the capital markets. Final approval and issuance of a loan guarantee by the DOE is subject to numerous conditions, including negotiation of definitive agreements, completion of due diligence by the DOE, receipt of any necessary regulatory approvals, and the satisfaction of other conditions. While we continue to work with the DOE, there can be no assurance that the DOE will issue the loan guarantee.

In June 2025, our $250.0 million of 3.10% Debentures, due June 1, 2025, matured, and outstanding principal and accrued interest were paid with proceeds received from issuing commercial paper.

In September 2025, we issued $500.0 million of 4.15% Debentures, due October 15, 2030, and used the net proceeds to repay short-term debt and for other general corporate purposes.

In December 2025, we issued $300.0 million of 3.95% Debentures, due March 1, 2029, and used the net proceeds to repay short-term debt and for other general corporate purposes.

The following table shows the future maturities of our long-term debt outstanding as of December 31, 2025:

(in millions)		
2026	$	9.3
2027		9.5
2028		459.6
2029		659.8
2030		509.9
Thereafter		2,915.7
Total	$	4,563.8

Our long-term debt obligations contain covenants related to payment of principal and interest when due and various other obligations. Failure to comply with these covenants could result in an event of default, which could result in the acceleration of outstanding debt obligations.

NOTE 15—LEASES

In accordance with ASC Subtopic 980-842, Regulated Operations – Leases (Subtopic 980-842), the timing of expense recognition associated with our leases is modified to conform to the rate treatment. The difference between the lease expense that is allowed for rate-making purposes and the unadjusted lease expense calculated under Topic 842 is deferred as a regulatory asset on our balance sheets. For our finance leases, amortization of the right-of-use asset is modified so that the total of the imputed interest and amortization costs equals the lease expense that is allowed for rate-making purposes in accordance with Subtopic 980-842.

Obligations Under Operating Leases

We have recorded right of use assets and lease liabilities associated with the following operating leases:

- Land we are leasing related to our Rothschild biomass plant through June 2051.
- Rail cars we are leasing to transport coal to various generating facilities through June 2027.
- Land we are leasing related to our utility solar generation projects through May 2075.

The operating leases generally require us to pay property taxes, insurance premiums, and operating and maintenance costs associated with the leased property. Certain of our leases contain options for early termination or to renew past the initial term, as set forth in the lease agreements. These options are included in our calculation of the lease obligations if it is reasonably certain that they will be exercised.

Obligations Under Finance Leases
Port Washington Generating Station
We are leasing PWGS 1 and PWGS 2, two natural gas-fired generation units, which were placed in service in July 2005 and May 2008, respectively, from We Power under PSCW approved leases. We are amortizing the leased units on a straight-line basis over the original 25-year term of the leases. The lease payments are recovered through our rates, as supported by Wisconsin's 2001 leased generation law.

The only variability associated with the PWGS lease payments relates to the potential for future changes in We Power's tax or interest rates, as the positive or negative impact of these changes is generally passed along to us, and subsequently to our customers. Because variability in the lease payments is dependent upon a rate (interest rate or tax rate), the lease payments are considered unavoidable under Topic 842, and are included in the measurement of the right of use asset and lease liability.

When the PWGS 1 and PWGS 2 contracts expire in 2030 and 2033, respectively, we may, at our option and with proper notice, choose to renew one or both contracts for up to three consecutive renewal terms (each renewal term would approximate 80% of the then remaining economic useful life of the respective generation unit), purchase one or both generating facilities at fair market value, or allow the contracts to expire.

Elm Road Generating Station
We are leasing ER 1, ER 2, and the common facilities, which are also utilized by our OCPP generating units 5 through 8, from We Power under PSCW approved leases. We are amortizing the leased units on a straight-line basis over the 30-year term of the leases. ER 1 and ER 2 were placed in service in February 2010 and January 2011, respectively. The lease payments are recovered through our rates, as supported by Wisconsin's 2001 leased generation law.

The only variability associated with the ERGS lease payments relates to the potential for future changes in We Power's tax or interest rates, as the positive or negative impact of these changes is generally passed along to us, and subsequently to our customers. Because variability in the lease payments is dependent upon a rate (interest rate or tax rate), the lease payments are considered unavoidable under Topic 842, and are included in the measurement of the right of use asset and lease liability.

When the ER 1 and ER 2 contracts expire in 2040 and 2041, respectively, we may, at our option and with proper notice, choose to renew one or both contracts for up to three consecutive renewal terms (each renewal term would approximate 80% of the then remaining economic useful life of the respective generation unit), purchase one or both generating facilities at fair market value, or allow the contracts to expire.

Land Leases – Utility Solar Generation

We have entered into various land leases related to our investments in utility solar generation. Each lease has an initial term and one or more optional extensions. We expect the optional extensions to be exercised, and, as a result, all of the land leases are being amortized over an extended term which can range from 40 to 50 years. Once a solar project achieves commercial operation, the lease liability is remeasured to reflect the final total acres being leased. Our payments related to these leases are being recovered through rates.

Amounts Recognized in the Financial Statements and Other Information

The components of lease expense and supplemental cash flow information related to our leases for the years ended December 31 are as follows:

(in millions)	2025	2024	2023
Finance lease expense			
Amortization of right of use assets [1]	$ 100.9	$ 88.5	$ 77.5
Interest on lease liabilities [2]	325.1	331.2	329.5
Operating lease expense [3]	2.1	2.0	1.6
Total lease expense	$ 428.1	$ 421.7	$ 408.6
Other information			
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows for finance leases	$ 325.2	$ 331.2	$ 329.5
Operating cash flows for operating leases	2.1	2.0	1.6
Financing cash flows for finance leases	100.3	87.9	77.0
Non-cash activities:			
Right of use assets obtained in exchange for finance lease liabilities [4]	$ 81.5	$ 87.1	$ 136.5
Right of use assets obtained in exchange for operating lease liabilities	1.5	2.6	2.3
Weighted-average remaining lease term – finance leases	16.3 years	16.4 years	16.2 years
Weighted-average remaining lease term – operating leases	31.4 years	29.6 years	24.9 years
Weighted-average discount rate – finance leases [5]	12.7 %	13.0 %	13.4 %
Weighted average discount rate – operating leases [5]	5.3 %	5.2 %	4.8 %

[1] Amortization of right of use assets was included as a component of depreciation and amortization expense.

[2] Interest on lease liabilities was included as a component of interest expense.

[3] Operating lease expense was included as a component of other operation and maintenance expense.

[4] Amounts are net of any reductions to right of use assets and finance lease liabilities resulting from remeasurements.

[5] For the PWGS and ERGS finance leases, the rate implicit in the lease was readily determinable. For all of our other operating and finance leases, we used an estimate of the fully collateralized incremental borrowing rates based upon information available for similarly rated companies in determining the present value of lease payments.

The following table summarizes our finance and operating lease right of use assets and obligations at December 31:

(in millions)	2025	2024	Balance Sheet Location
Right of use assets			
Operating lease right of use assets, net	$ 13.3	$ 12.2	Other long-term assets
Finance lease right of use assets, net			
PWGS	$ 212.6	$ 239.1	
ERGS	1,223.5	1,286.3	
Land leases – utility solar generation	209.1	162.5	
Total finance lease right of use assets, net [1]	$ 1,645.2	$ 1,687.9	Property, plant, and equipment, net
Lease obligations			
Current operating lease liabilities	$ 0.9	$ 0.8	Other current liabilities
Long-term operating lease liabilities	$ 12.5	$ 11.5	Other long-term liabilities
Current finance lease liabilities			
PWGS	$ 55.6	$ 48.5	
ERGS	57.8	50.8	
Total current finance lease liabilities	$ 113.4	$ 99.3	Current portion of finance lease obligations
Long-term finance lease liabilities			
PWGS	$ 384.2	$ 431.3	
ERGS	2,097.1	2,134.0	
Land leases – utility solar generation	234.1	177.6	
Total long-term finance lease liabilities	$ 2,715.4	$ 2,742.9	Finance lease obligations

[1]   Amounts are net of accumulated amortization of $1,727.4 million and $1,603.9 million at December 31, 2025 and 2024, respectively.

Future minimum lease payments under our operating and finance leases and the present value of our net minimum lease payments as of December 31, 2025, were as follows:

(in millions)	Total Operating Leases	PWGS	ERGS	Land Leases - Utility Solar Generation	Total Finance Leases
2026	$ 1.6	$ 105.6	$ 317.9	$ 6.5	$ 430.0
2027	1.0	105.3	317.9	10.2	433.4
2028	0.7	105.3	317.8	11.9	435.0
2029	0.7	105.3	317.6	12.1	435.0
2030	0.8	82.8	317.4	12.4	412.6
Thereafter	25.6	123.0	3,026.7	916.5	4,066.2
Total minimum lease payments	30.4	627.3	4,615.3	969.6	6,212.2
Less: Interest	(17.0)	(187.5)	(2,460.4)	(735.5)	(3,383.4)
Present value of minimum lease payments	13.4	439.8	2,154.9	234.1	2,828.8
Less: Short-term lease liabilities	(0.9)	(55.6)	(57.8)	—	(113.4)
Long-term lease liabilities	$ 12.5	$ 384.2	$ 2,097.1	$ 234.1	$ 2,715.4

As of February 20, 2026, we have not entered into any material leases that have not yet commenced.

NOTE 16—INCOME TAXES

We adopted the new disclosure provisions of ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, effective January 1, 2025. See Note 1(n), Income Taxes, for more information on the adoption of this ASU.

Income Tax Expense

The following table is a summary of income tax expense for each of the years ended December 31:

(in millions)	2025	2024	2023
Current tax expense			
Federal	**$ 58.2**	$ 16.9	$ 84.7
State	**36.6**	9.8	37.3
Deferred income taxes, net			
Federal	**5.7**	75.6	16.5
State	**18.3**	39.5	9.7
ITCs, net	**(3.8)**	(5.4)	(5.5)
Total income tax expense	**$ 115.0**	$ 136.4	$ 142.7

Statutory Rate Reconciliation

The provision for income taxes for each of the years ended December 31 differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to income before income taxes as a result of the following:

	2025		2024		2023	
(in millions)	Amount	Effective Tax Rate	Amount	Effective Tax Rate	Amount	Effective Tax Rate
Income before income taxes	**$ 743.0**		$ 650.8		$ 624.5	
US federal statutory income tax rate	**$ 155.8**	**21.0 %**	$ 136.4	21.0 %	$ 130.9	21.0 %
State and local income taxes net of federal tax effect [1]	**42.9**	**5.8 %**	39.0	6.0 %	37.4	6.0 %
Tax credits						
PTCs, net [2]	**(39.0)**	**(5.3)%**	(19.0)	(2.9)%	(11.6)	(1.9)%
Other	**(4.0)**	**(0.5)%**	(5.5)	(0.9)%	(5.8)	(0.9)%
Nontaxable or nondeductible items						
AFUDC- Equity [3]	**(16.6)**	**(2.3)%**	(9.7)	(1.5)%	(8.6)	(1.4)%
Other	**5.9**	**0.8 %**	8.0	1.3 %	7.8	1.2 %
Other adjustments						
Tax repairs [4]	**(16.2)**	**(2.2)%**	4.1	0.6 %	4.1	0.7 %
Federal excess deferred tax amortization [5]	**(21.8)**	**(2.9)%**	(20.8)	(3.2)%	(20.8)	(3.3)%
Other, net	**8.0**	**1.1 %**	3.9	0.6 %	9.3	1.5 %
Total income tax expense	**$ 115.0**	**15.5 %**	$ 136.4	21.0 %	$ 142.7	22.9 %

(1) State taxes in Wisconsin made up the majority of the tax effect in this category.

(2) PTCs are an inflation adjusted US federal income tax credit for each kilowatt hour of electricity generated by certain renewable energy projects.

(3) AFUDC-Equity represents the cost of capital (i.e. ROE) that is added to the construction cost of an asset while it is being built. The tax benefit for regulated utilities from AFUDC-Equity is a regulatory gross-up to allow the recovery of income taxes on the equity portion of construction costs, even though it is not a tax deductible expense.

(4) Amounts reflect the net benefit or expense related to the flow through of tax repairs in connection with various rate orders.

(5) The Tax Cuts and Jobs Act of 2017 required us to remeasure our deferred income taxes and we began to amortize the resulting excess deferred income taxes beginning in 2018 in accordance with normalization requirements. The decrease in income tax expense related to the amortization of the deferred tax benefits is offset by a decrease in revenue as the benefits are returned to customers, resulting in no impact on net income.

Deferred Income Tax Assets and Liabilities

The components of deferred income taxes as of December 31 were as follows:

(in millions)	2025	2024
Deferred tax assets		
Tax gross up – regulatory items	$ 97.1	$ 94.6
Deferred revenues	95.0	101.2
Future tax benefits	77.3	11.7
Other	53.2	51.0
Total deferred tax assets	$ 322.6	$ 258.5
Deferred tax liabilities		
Property-related	$ 1,651.1	$ 1,551.1
Deferred costs – plant retirements	167.8	182.3
Employee benefits and compensation	49.8	55.6
Deferred costs – SSR	30.7	34.1
Other	89.8	91.1
Total deferred tax liabilities	1,989.2	1,914.2
Deferred tax liability, net	$ 1,666.6	$ 1,655.7

Consistent with ratemaking treatment, deferred taxes in the table above are offset for temporary differences that have related regulatory assets and liabilities.

The components of net deferred tax assets associated with federal tax benefit carryforwards as of December 31, 2025 and 2024 are summarized in the tables below:

2025 (in millions)	Gross Value	Deferred Tax Effect	Earliest Year of Expiration
Future tax benefits as of December 31, 2025			
Federal tax credit	$ —	$ 77.3	**2042**
Balance as of December 31, 2025	$ —	$ 77.3	

2024 (in millions)	Gross Value	Deferred Tax Effect	Earliest Year of Expiration
Future tax benefits as of December 31, 2024			
Federal tax credit	$ —	$ 11.7	2042
Balance as of December 31, 2024	$ —	$ 11.7	

Unrecognized Tax Benefits

We had no unrecognized tax benefits at December 31, 2025 and 2024.

For the years ended December 31, 2025, 2024, and 2023, we recognized no interest expense and no penalties related to unrecognized tax benefits in our income statements. At December 31, 2025 and 2024, we had no interest accrued and no penalties accrued related to unrecognized tax benefits on our balance sheets.

Our primary tax jurisdictions include federal and the state of Wisconsin. With a few exceptions we are no longer subject to federal income tax examinations by the IRS for years prior to 2022. As of December 31, 2025, we were subject to examination by the Wisconsin taxing authority for tax years 2021 through 2025.

Cash Paid For Income Taxes, Net

The table below is a summary of income taxes paid by jurisdiction for the years ended December 31:

(in millions)	2025	2024	2023
Federal	$ 32.8 [1]	$ 42.8 [2]	$ 68.4 [3]
State	24.7	21.5	30.7
Total income taxes paid, net	$ 57.5	$ 64.3	$ 99.1

[1] Amount is net of $36.9 million of cash received, related to 2025 and 2024 PTCs that were sold to third parties.

[2] Amount is net of $18.8 million of cash received, related to 2024 and 2023 PTCs that were sold to third parties.

[3] Amount is net of $4.9 million of cash received, related to 2023 PTCs that were sold to third parties.

Income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid (net of refunds) in the following jurisdiction:

(in millions)	2025	2024	2023
Wisconsin	$ 24.7	$ 21.5	$ 30.7

NOTE 17—FAIR VALUE MEASUREMENTS

The following tables summarize our financial assets and liabilities that were accounted for at fair value on a recurring basis, categorized by level within the fair value hierarchy:

(in millions)	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Derivative assets				
Natural gas contracts	$ 0.2	$ 3.1	$ —	$ 3.3
FTRs	—	—	2.9	2.9
Total derivative assets	$ 0.2	$ 3.1	$ 2.9	$ 6.2
Derivative liabilities				
Natural gas contracts	$ 5.9	$ 1.8	$ —	$ 7.7

(in millions)	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Derivative assets				
Natural gas contracts	$ 7.0	$ 3.5	$ —	$ 10.5
FTRs	—	—	2.9	2.9
Total derivative assets	$ 7.0	$ 3.5	$ 2.9	$ 13.4
Derivative liabilities				
Natural gas contracts	$ 0.6	$ 0.5	$ —	$ 1.1

The derivative assets and liabilities listed in the tables above include options, futures, physical commodity contracts, and other instruments used to manage market risks related to changes in commodity prices. They also include FTRs, which are used to manage electric transmission congestion costs in the MISO Energy Markets.

The following table summarizes the changes to derivatives classified as Level 3 in the fair value hierarchy at December 31:

(in millions)	2025	2024	2023
Balance at the beginning of the period	$ 2.9	$ 2.5	$ 2.0
Purchases	12.1	12.1	8.1
Settlements	(12.1)	(11.7)	(7.6)
Balance at the end of the period	$ 2.9	$ 2.9	$ 2.5

Fair Value of Financial Instruments

The following table shows the financial instruments included on our balance sheets that are not recorded at fair value:

(in millions)	December 31, 2025		December 31, 2024	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Preferred stock	$ 30.4	$ 21.2	$ 30.4	$ 21.2
Long-term debt, including current portion	4,525.3	4,434.6	3,987.2	3,792.3

The fair values of our long-term debt and preferred stock are categorized within Level 2 of the fair value hierarchy.

NOTE 18—DERIVATIVE INSTRUMENTS

Derivative assets and liabilities are included in the other current and other long-term line items on our balance sheets. The following table shows our derivative assets and derivative liabilities. None of the derivatives shown below were designated as hedging instruments.

(in millions)	December 31, 2025 Derivative Assets	Derivative Liabilities	December 31, 2024 Derivative Assets	Derivative Liabilities
Current				
Natural gas contracts	$ 3.3	$ 7.4	$ 10.0	$ 1.1
FTRs	2.9	—	2.9	—
Total current	6.2	7.4	12.9	1.1
Long-term				
Natural gas contracts	—	0.3	0.5	—
Total	$ 6.2	$ 7.7	$ 13.4	$ 1.1

Realized gains and losses on derivatives are primarily recorded in cost of sales upon settlement; however, they may be subsequently deferred for future rate recovery or refund as the gains and losses are included in our fuel and natural gas cost recovery mechanisms. Our realized gains and losses and the estimated notional volumes related to these settlements were as follows for the years ended:

(in millions)	December 31, 2025 Volumes	Gains (Losses)	December 31, 2024 Volumes	Gains (Losses)	December 31, 2023 Volumes	Gains (Losses)
Natural gas contracts	70.5 Dth	$ (3.3)	69.9 Dth	$ (38.3)	68.5 Dth	$ (102.2)
FTRs	17.4 MWh	9.5	19.2 MWh	5.8	20.4 MWh	14.5
Total		$ 6.2		$ (32.5)		$ (87.7)

At December 31, 2025 and 2024, we had posted cash collateral of $12.2 million and $4.9 million, respectively. We had also received cash collateral of $2.8 million at December 31, 2024.

The following table shows derivative assets and derivative liabilities if derivative instruments by counterparty were presented net on our balance sheets:

(in millions)	December 31, 2025 Derivative Assets	Derivative Liabilities	December 31, 2024 Derivative Assets	Derivative Liabilities
Gross amount recognized on the balance sheet	$ 6.2	$ 7.7	$ 13.4	$ 1.1
Gross amount not offset on the balance sheet	(0.3)	(6.1) [1]	(3.6) [2]	(0.8)
Net amount	$ 5.9	$ 1.6	$ 9.8	$ 0.3

[1] Includes cash collateral posted of $5.8 million.

[2] Includes cash collateral received of $2.8 million.

NOTE 19—EMPLOYEE BENEFITS

Pension and Other Postretirement Employee Benefits

We participate in WEC Energy Group's defined benefit pension plans and OPEB plans that cover substantially all of our employees. We are responsible for our share of the plan assets and obligations. The benefits for a portion of these plans are funded through irrevocable trusts, as allowed for income tax purposes. Our balance sheets reflect only the liabilities associated with our past and current employees and our share of the plan assets and obligations. We also offer medical, dental, and life insurance benefits to active employees and their dependents. We expense the costs of these benefits as incurred.

Generally, employees receive a benefit based on a percentage of their annual salary plus an interest credit. Management employees hired after December 31, 2014, and certain new represented employees hired after May 1, 2017, receive an annual company contribution to their 401(k) savings plan instead of being enrolled in the defined benefit plans.

We use a year-end measurement date to measure the funded status of all of the pension and OPEB plans. Due to the regulated nature of our business, we have concluded that substantially all of the unrecognized costs resulting from the recognition of the funded status of the pension and OPEB plans qualify as a regulatory asset.

The following tables provide a reconciliation of the changes in our share of the plans' benefit obligations and fair value of assets:

| (in millions) | Pension Benefits | | OPEB Benefits | |
	2025	2024	2025	2024
Change in benefit obligation				
Obligation at January 1	$ 851.7	$ 900.8	$ 172.0	$ 163.4
Service cost	10.1	10.4	3.5	3.2
Interest cost	45.6	44.5	9.4	8.2
Participant contributions	—	—	5.4	5.3
Plan amendments	—	—	(0.8)	—
Net transfer from/to affiliates	0.9	0.4	0.2	0.3
Actuarial (gain) loss	(6.0)	(27.5)	8.6	5.8
Benefit payments	(76.1)	(76.9)	(18.1)	(16.8)
Federal subsidy on benefits paid	N/A	N/A	1.3	1.3
Transfer	—	—	1.3	1.3
Obligation at December 31	$ 826.2	$ 851.7	$ 182.8	$ 172.0
Change in fair value of plan assets				
Fair value at January 1	$ 902.7	$ 932.2	$ 170.8	$ 172.8
Actual return on plan assets	74.7	43.9	17.0	9.2
Employer contributions net of plan transfer	3.0	3.1	0.1	0.1
Participant contributions	—	—	5.4	5.3
Net transfer from/to affiliates	0.9	0.4	0.2	0.2
Benefit payments	(76.1)	(76.9)	(18.1)	(16.8)
Fair value at December 31	$ 905.2	$ 902.7	$ 175.4	$ 170.8
Funded status at December 31	$ 79.0	$ 51.0	$ (7.4)	$ (1.2)

In 2025 and 2024, we had actuarial gains related to our pension benefit obligations of $6.0 million and $27.5 million, respectively. The primary driver for the actuarial gain in 2025 was higher than expected asset returns. The primary driver for the actuarial gain in 2024 was a higher discount rate. Partially offsetting the gain in 2024, was lower than expected asset returns. The discount rate for our pension benefits was 5.49%, 5.70%, and 5.20% in 2025, 2024, and 2023, respectively.

In 2025 and 2024, we had actuarial losses related to our OPEB benefit obligation of $8.6 million and $5.8 million, respectively, both of which were driven by changes to medical trend assumptions and claims and premium updates. The 2025 loss was also driven by a lower discount rate. Partially offsetting the loss in 2024 was a higher discount rate. The discount rate for our OPEB benefits was 5.55%, 5.70%, and 5.15% in 2025, 2024, and 2023, respectively.

The amounts recognized on our balance sheets at December 31 related to the funded status of the benefit plans were as follows:

| (in millions) | Pension Benefits | | OPEB Benefits | |
	2025	2024	2025	2024
Pension and OPEB assets	$ 105.8	$ 79.2	$ —	$ —
Other long-term liabilities	26.8	28.2	7.4	1.2
Total net assets	$ 79.0	$ 51.0	$ (7.4)	$ (1.2)

The accumulated benefit obligation for all defined benefit pension plans was $825.3 million and $851.0 million as of December 31, 2025 and 2024, respectively.

The following table shows information for the pension plans with an accumulated benefit obligation in excess of plan assets. There were no plan assets related to these pension plans. Amounts presented are as of December 31:

(in millions)	2025	2024
Accumulated benefit obligation	$ 26.7	$ 28.0

The following table shows information for pension plans with a projected benefit obligation in excess of plan assets. There were no plan assets related to these pension plans. Amounts presented are as of December 31:

(in millions)	2025	2024
Projected benefit obligation	$ 26.9	$ 28.2

The following table shows information for OPEB plans with an accumulated benefit obligation in excess of plan assets. Amounts presented are as of December 31:

(in millions)		2025		2024
Accumulated benefit obligation	$	182.8	$	172.0
Fair value of plan assets		175.4		170.8

The following table shows the amounts that had not yet been recognized in our net periodic benefit cost as of December 31:

	Pension Benefits				OPEB Benefits			
(in millions)		2025		2024		2025		2024
Net regulatory assets (liabilities)								
Net actuarial loss (gain)	$	273.5	$	311.1	$	(69.3)	$	(75.7)
Prior service credits		(1.7)		(1.8)		(1.0)		(0.3)
Total	$	271.8	$	309.3	$	(70.3)	$	(76.0)

The components of net periodic benefit cost (credit) (including amounts capitalized to our balance sheets) for the years ended December 31 were as follows:

	Pension Benefits						OPEB Benefits					
(in millions)		2025		2024		2023		2025		2024		2023
Service cost	$	10.1	$	10.4	$	10.3	$	3.5	$	3.2	$	2.6
Interest cost		45.6		44.5		47.1		9.4		8.2		7.7
Expected return on plan assets		(59.1)		(61.6)		(64.3)		(10.9)		(11.0)		(13.4)
Plan settlement/curtailment		—		3.1		—		—		—		—
Amortization of prior service credit		(0.1)		(0.1)		(0.1)		(0.1)		(0.1)		(0.9)
Amortization of net actuarial loss (gain)		16.0		18.1		9.2		(3.9)		(5.7)		(8.7)
Net periodic benefit cost (credit)	$	12.5	$	14.4	$	2.2	$	(2.0)	$	(5.4)	$	(12.7)

Effective January 1, 2023, the PSCW approved escrow accounting for pension and OPEB costs. As a result, as of December 31, 2025 and 2024, we recorded a $9.8 million regulatory liability and a $9.9 million regulatory asset for pension costs, respectively, and a $1.0 million and a $17.8 million regulatory asset for OPEB costs, respectively. The above table does not reflect any adjustments for the creation of these regulatory assets and liabilities.

The weighted-average assumptions used to determine the benefit obligations for the plans were as follows for the years ended December 31:

	Pension Benefits		OPEB Benefits	
	2025	2024	2025	2024
Discount rate	5.49%	5.70%	5.55%	5.70%
Rate of compensation increase	4.00%	4.00%	N/A	N/A
Interest credit rate	5.12%	5.14%	N/A	N/A
Assumed medical cost trend rate (Pre 65)	N/A	N/A	8.00%	7.00%
Ultimate trend rate (Pre 65)	N/A	N/A	5.00%	5.00%
Year ultimate trend rate is reached (Pre 65)	N/A	N/A	2032	2033
Assumed medical cost trend rate (Post 65)	N/A	N/A	9.83%	6.20%
Ultimate trend rate (Post 65)	N/A	N/A	5.00%	5.00%
Year ultimate trend rate is reached (Post 65)	N/A	N/A	2034	2030

The weighted-average assumptions used to determine the net periodic benefit cost for the plans were as follows for the years ended December 31:

	Pension Benefits		
	2025	2024	2023
Discount rate	5.70%	5.20%	5.50%
Expected return on plan assets	6.50%	6.50%	6.50%
Rate of compensation increase	4.00%	4.00%	4.00%
Interest credit rate	5.14%	5.14%	5.14%

	OPEB Benefits		
	2025	**2024**	**2023**
Discount rate	**5.70%**	5.15%	5.50%
Expected return on plan assets	**6.50%**	6.50%	6.50%
Assumed medical cost trend rate (Pre 65)	**7.00%**	6.25%	6.50%
Ultimate trend rate (Pre 65)	**5.00%**	5.00%	5.00%
Year ultimate trend rate is reached (Pre 65)	**2033**	2031	2031
Assumed medical cost trend rate (Post 65)	**6.20%**	6.55%	6.00%
Ultimate trend rate (Post 65)	**5.00%**	5.00%	5.00%
Year ultimate trend rate is reached (Post 65)	**2030**	2030	2031

WEC Energy Group consults with its investment advisors on an annual basis to help forecast expected long-term returns on plan assets by reviewing historical returns as well as calculating expected total trust returns using the weighted-average of long-term market returns for each of the major target asset categories utilized in the trust. For 2026, the expected return on asset assumption for the pension plan and OPEB plans is 6.50%.

Plan Assets

Current pension trust assets and amounts which are expected to be contributed to the trusts in the future are expected to be adequate to meet pension payment obligations to current and future retirees.

The Investment Trust Policy Committee oversees investment matters related to all of our funded benefit plans. The Committee works with external actuaries and investment consultants on an on-going basis to establish and monitor investment strategies and target asset allocations. Forecasted cash flows for plan liabilities are regularly updated based on annual valuation results. Target allocations are determined utilizing projected benefit payment cash flows and risk analyses of appropriate investments. They are intended to reduce risk, provide long-term financial stability for the plans and maintain funded levels which meet long-term plan obligations while preserving sufficient liquidity for near-term benefit payments.

Our pension trust target asset allocations are 25% equity investments, 55% fixed income investments, and 20% private equity and real estate investments. The OPEB trust target asset allocations are 45% equity investments, 45% fixed income investments, and 10% real estate investments. Equity securities include investments in large-cap, mid-cap, and small-cap companies. Fixed income securities include corporate bonds of companies from diversified industries, mortgage and other asset backed securities, commercial paper, and United States Treasuries.

Pension and OPEB plan investments are recorded at fair value. See Note 1(o), Fair Value Measurements, for more information regarding the fair value hierarchy and the classification of fair value measurements based on the types of inputs used.

The following tables provide the fair values of our investments by asset class:

	December 31, 2025							
	Pension Plan Assets				OPEB Assets			
(in millions)	**Level 1**	**Level 2**	**Level 3**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Asset Class								
Equity securities:								
United States equity	$ 53.2	$ —	$ —	$ 53.2	$ 17.7	$ —	$ —	$ 17.7
International equity	56.3	—	—	56.3	18.4	—	—	18.4
Fixed income securities: [1]								
United States bonds	—	402.5	0.7	403.2	17.1	50.9	0.1	68.1
International bonds	—	20.6	—	20.6	—	1.8	—	1.8
	$ 109.5	$ 423.1	$ 0.7	$ 533.3	$ 53.2	$ 52.7	$ 0.1	$ 106.0
Investments measured at net asset value:								
Equity securities				138.1				38.1
Fixed income securities				—				7.4
Other				233.8				23.9
Total				$ 905.2				$ 175.4

[1] This category represents investment grade bonds of United States and foreign issuers denominated in United States dollars from diverse industries.

(in millions)	Pension Plan Assets				OPEB Assets			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
December 31, 2024								
Asset Class								
Equity securities:								
United States equity	$ 55.2	$ —	$ —	$ 55.2	$ 17.6	$ —	$ —	$ 17.6
International equity	51.8	—	—	51.8	16.4	—	—	16.4
Fixed income securities: [1]								
United States bonds	—	388.9	—	388.9	14.7	49.7	—	64.4
International bonds	—	28.0	—	28.0	—	2.8	—	2.8
	$ 107.0	$ 416.9	$ —	$ 523.9	$ 48.7	$ 52.5	$ —	$ 101.2
Investments measured at net asset value:								
Equity securities				137.0				36.5
Fixed income securities				—				6.9
Other				241.8				26.2
Total				$ 902.7				$ 170.8

[1] This category represents investment grade bonds of United States and foreign issuers denominated in United States dollars from diverse industries.

The following tables set forth a reconciliation of changes in fair values of pension and OPEB plan assets categorized as Level 3 in the fair value hierarchy:

(in millions)	United States Bonds	
	Pension	OPEB
Beginning balance at January 1, 2025	$ —	$ —
Purchases	0.7	0.1
Ending balance at December 31, 2025	$ 0.7	$ 0.1

Cash Flows

We expect to contribute $3.0 million to the pension plans and $0.3 million to the OPEB plans in 2026, dependent upon various factors affecting us, including our liquidity position and possible tax law changes.

The following table shows the payments, reflecting expected future service, that we expect to make for pension and OPEB over the next 10 years:

(in millions)	Pension Benefits	OPEB Benefits
2026	$ 83.7	$ 11.9
2027	80.2	12.6
2028	77.8	13.0
2029	76.6	13.4
2030	71.7	13.7
2031-2035	323.1	70.4

Savings Plans

WEC Energy Group sponsors 401(k) savings plans that allow substantially all of our full-time employees to contribute a portion of their pre-tax and/or after-tax income in accordance with plan-specified guidelines. A percentage of employee contributions are matched by us through a contribution into the employee's savings plan account, up to certain limits. The 401(k) savings plans include an Employee Stock Ownership Plan. Certain employees receive a retirement contribution in lieu of receiving a pension benefit. Total costs incurred under all of these plans were $19.7 million, $17.7 million, and $15.5 million in 2025, 2024, and 2023, respectively.

NOTE 20—SEGMENT INFORMATION

Our President, who is our CODM, reviews financial information presented on a segment basis for purposes of making operating decisions and assessing performance. The CODM regularly reviews net income attributed to common shareholder to measure segment profitability and to allocate resources, including assets, to our business. Net income attributed to common shareholder best measures our segment profitability as it reflects all revenues and costs, including the impact on our tax provision from tax credits generated through investments in renewable generation facilities.

Our CODM allocates resources, such as employees, as well as financial and capital resources, to our segments during the annual review of budgets and the capital plan. Our CODM also reviews and revises the resources throughout the year during the monthly forecasting process in order to make timely decisions that align with our overall corporate strategy. The CODM uses each segment's net income to evaluate performance by comparing actual results to budgeted and forecasted amounts, as well as the ROE earned.

Segments were determined based on a combination of factors, including the regulatory environment of each geographical jurisdiction in which the segment operates, as well as the revenue streams for the products or services provided to customers through electric, natural gas, and renewable operations. See Note 5, Operating Revenues, for more information on disaggregation of operating revenues. The accounting policies of the segments are the same as those described in Note 1, Summary of Significant Accounting Policies.

At December 31, 2025, we reported two segments, our utility segment and our other segment, which are described below. All of our operations are located within the United States.

Our utility segment includes our electric utility operations, including steam operations, and our natural gas utility operations.

- Our electric utility operations are engaged in the generation, distribution, and sale of electricity to customers in southeastern Wisconsin (including metropolitan Milwaukee), east central Wisconsin, and northern Wisconsin. In addition, our steam operations produce, distribute, and sell steam to customers in metropolitan Milwaukee.

- Our natural gas utility operations are engaged in the purchase, distribution, and sale of natural gas to retail customers as well as the transportation of customer-owned natural gas in southeastern, east central, and northern Wisconsin.

No significant items were reported in the other segment during the twelve months ended December 31, 2025, 2024, and 2023.

Since our utility segment consists of all revenues and costs used in our performance measure of net income attributable to common shareholder, see our income statements for more information. Other income, net on our income statements includes amounts that are not material for interest income.

The following table shows additional financial information for our utility segment cost of sales for the years ended December 31, 2025, 2024, and 2023.

(in millions)	2025	2024	2023
Cost of Sales:			
Fuel and purchased power	$ 1,217.7	$ 1,088.6	$ 1,178.9
Cost of natural gas sold	281.1	211.7	272.5

Our utility segment assets are reported on the balance sheet as total assets. Our utility segment capital expenditures are reported on the statement of cash flows as capital expenditures and asset acquisitions.

NOTE 21—VARIABLE INTEREST ENTITIES

The primary beneficiary of a VIE must consolidate the entity's assets and liabilities. In addition, certain disclosures are required for significant interest holders in VIEs.

We assess our relationships with potential VIEs, such as our coal suppliers, natural gas suppliers, coal transporters, natural gas transporters, and other counterparties related to PPAs, investments, and joint ventures. In making this assessment, we consider, along with other factors, the potential that our contracts or other arrangements provide subordinated financial support, the obligation to absorb the entity's losses, the right to receive residual returns of the entity, and the power to direct the activities that most significantly impact the entity's economic performance.

WEPCo Environmental Trust Finance I, LLC

In November 2020, the PSCW issued a financing order approving the securitization of $100 million of undepreciated environmental control costs related to our retired Pleasant Prairie power plant, the carrying costs accrued on the $100 million during the securitization process, and the related financing fees. The financing order also authorized us to form WEPCo Environmental Trust, a bankruptcy-remote special purpose entity, for the sole purpose of issuing ETBs to recover the costs approved in the financing order. WEPCo Environmental Trust is our wholly owned subsidiary.

In May 2021, WEPCo Environmental Trust issued ETBs and used the proceeds to acquire environmental control property from us. The environmental control property is recorded as a regulatory asset on our balance sheets and includes the right to impose, collect, and receive a non-bypassable environmental control charge from our retail electric distribution customers until the ETBs are paid in full and all financing costs have been recovered. The ETBs are secured by the environmental control property. Cash collections from the environmental control charge and funds on deposit in trust accounts are the sole sources of funds to satisfy the debt obligation. The bondholders do not have any recourse to us or any of our affiliates.

We act as the servicer of the environmental control property on behalf of WEPCo Environmental Trust and are responsible for metering, calculating, billing, and collecting the environmental control charge. As necessary, we are authorized to implement periodic adjustments of the environmental control charge. The adjustments are designed to ensure the timely payment of principal, interest, and other ongoing financing costs. We remit all collections of the environmental control charge to WEPCo Environmental Trust's indenture trustee.

WEPCo Environmental Trust is a VIE primarily because its equity capitalization is insufficient to support its operations. As described above, we have the power to direct the activities that most significantly impact WEPCo Environmental Trust's economic performance. Therefore, we are considered the primary beneficiary of WEPCo Environmental Trust, and consolidation is required.

The following table summarizes the impact of WEPCo Environmental Trust on our balance sheets:

(in millions)	December 31, 2025	December 31, 2024
Assets		
Other current assets (restricted cash)	$ 2.0	$ 1.5
Regulatory assets	67.5	76.5
Other long-term assets (restricted cash)	0.6	0.6
Liabilities		
Current portion of long-term debt	9.3	9.2
Account payable	0.1	—
Other current liabilities (accrued interest)	0.1	0.1
Long-term debt	67.4	76.4

NOTE 22—COMMITMENTS AND CONTINGENCIES

We have significant commitments and contingencies arising from our operations, including those related to unconditional purchase obligations, environmental matters, and enforcement and litigation matters.

Unconditional Purchase Obligations

We have obligations to distribute and sell electricity and natural gas to our customers and expect to recover costs related to these obligations in future customer rates. In order to meet these obligations, we routinely enter into long-term purchase and sale commitments for various quantities and lengths of time.

The following table shows our minimum future commitments related to these purchase obligations as of December 31, 2025:

(in millions)	Date Contracts Extend Through	Total Amounts Committed	Payments Due By Period					
			2026	2027	2028	2029	2030	Later Years
Electric utility:								
Nuclear	2033	$ 5,045.8	$ 681.6	$ 730.4	$ 782.6	$ 838.5	$ 898.5	$ 1,114.2
Coal supply and transportation	2030	262.2	144.3	93.0	19.7	3.5	1.7	—
Purchased power	2058	132.4	5.0	5.1	5.1	5.3	5.4	106.5
Natural gas utility supply and transportation	2048	697.4	88.6	84.4	80.4	72.4	42.6	329.0
Total		$ 6,137.8	$ 919.5	$ 912.9	$ 887.8	$ 919.7	$ 948.2	$ 1,549.7

Environmental Matters

Consistent with other companies in the energy industry, we face significant ongoing environmental compliance and remediation obligations related to current and past operations. Specific environmental issues affecting us include, but are not limited to, current and future regulation of air emissions such as SO_2, NOx, fine particulates, ozone, mercury, and GHGs; water intake and discharges; management of coal combustion products such as fly ash; and remediation of impacted properties, including former manufactured gas plant sites.

We have continued to pursue a proactive strategy to manage our environmental compliance obligations, including:

- the development of additional sources of renewable electric energy supply, battery storage, and natural gas and LNG storage facilities;
- the addition of improvements for water quality matters such as treatment technologies to meet regulatory discharge limits and improvements to our cooling water intake systems;
- the addition of emission control equipment to existing facilities to comply with ambient air quality standards and federal clean air rules;

- the protection of wetlands and waterways, biodiversity including threatened and endangered species, and cultural resources associated with construction projects;

- the retirement of older coal-fired power plants and conversion to modern, efficient, natural gas generation, super-critical pulverized coal generation, and/or replacement with renewable generation;

- the beneficial use of ash and other products from coal-fired and biomass generating units;

- the remediation of former manufactured gas plant sites;

- the reduction of methane emissions across our natural gas distribution system by upgrading infrastructure; and

- the tracking and reporting of GHG emissions.

Federal Deregulatory Actions

In March 2025, the EPA announced a large-scale deregulatory effort that will likely take multiple years to complete. Of the proposed deregulatory actions, those that would apply to us include actions impacting the Good Neighbor Rule, MATS, the PM2.5 Standard, the GHG Power Plant Rule, the Mandatory Greenhouse Gas Reporting Rule, the ELG, and the CCR Rule. Any EPA actions will require formal rulemaking proceedings and are likely to be subject to legal challenges. We continue to monitor and evaluate these deregulatory actions for potential risks and benefits.

In February 2026, the EPA published a final rule rescinding the 2009 declaration that determined that CO_2 and other GHGs endanger public health and welfare. The "endangerment finding" has been the legal underpinning of a host of climate regulations under the CAA. The rule is expected to face litigation.

Air Quality

Cross State Air Pollution Rule – Good Neighbor Rule – In 2023, the EPA issued a final Good Neighbor Rule, which required significant reductions in ozone-forming emissions of NOx from power plants and industrial facilities. In June 2024, the rule was stayed by the Supreme Court with respect to the specific applicant states, pending ongoing judicial review.

In response to the Supreme Court's order, in November 2024, the EPA administratively stayed the effectiveness of the Good Neighbor Rule through an interim final rule which extends a stay to all states to which the rule originally applied, including states in which we operate. The interim final rule also includes provisions to ensure that covered facilities in states with previously established requirements to mitigate interstate air pollution with respect to the 2008 ozone NAAQS will remain subject to equivalent requirements while the Good Neighbor Rule's effectiveness is stayed. Regardless of the outcome, we believe we are well positioned to comply with either standard. See the Federal Deregulatory Actions discussion above for more information regarding potential deregulatory actions regarding this rule.

Mercury and Air Toxics Standards – The EPA issued the MATS rule to limit emissions of mercury, acid gases, and other hazardous air pollutants. In May 2024, the EPA finalized amendments to the MATS rule (the "2024 Amendments") which among other things, lowered the PM limit from 0.03 lb/MMBtu to 0.01 lb/MMBtu. We believe we are well positioned to comply with the requirements of the 2024 Amendments.

In June 2025, the EPA proposed to repeal the 2024 Amendments which would result in a return of the PM limit to 0.03 lb/MMBtu. In December 2025, the EPA submitted a draft of the rule to the OMB for interagency review. Following completion of the OMB review process, the EPA has stated it expects the rule to be finalized in the first quarter of 2026.

National Ambient Air Quality Standards – *Ozone* – After completing its review of the 2008 ozone standard, the EPA released a final rule in October 2015, creating a more stringent standard than the 2008 NAAQS. The 2015 ozone standard lowered the 8-hour limit for ground-level ozone. The EPA's initial ozone nonattainment area designation was effective August 2018, and the attainment status is evaluated every 3 years thereafter until attainment is achieved. The Milwaukee, Sheboygan, and Chicago, IL-IN-WI nonattainment areas did not meet the marginal attainment deadline of August 2021, so in April 2022 the EPA proposed "moderate" nonattainment status based on the 2015 standard. In October 2022, the EPA published its final reclassifications from "marginal" to "moderate" for these areas, effective November 2022.

After the most recent evaluation, the EPA issued a final rule in December 2024 that determined that parts of Southeast Wisconsin failed to attain 2015 ozone NAAQS and consequently would be reclassified from "moderate" to "serious", effective January 2025.

In February 2025, the State of Wisconsin filed a petition for review of this reclassification in the United States Court of Appeals for the Seventh Circuit. Wisconsin subsequently moved for a stay of the reclassification, which was granted in September 2025, pending the Court's review. This means that Southeast Wisconsin has returned to "moderate" status while the underlying lawsuit proceeds.

A nonattainment status of "serious" could have a material adverse effect on future permitting activities for our facilities in applicable locations, including additional costs associated with more strenuous emission control requirements or the need to purchase emission reduction credits.

Particulate Matter – All counties within our service territory are currently in attainment with current 2012 NAAQS for PM2.5. In February 2024, the EPA finalized a rule which lowered the primary (health-based) annual PM2.5 NAAQS from 12 $\mu g/m^3$ to 9 $\mu g/m^3$ (the "2024 PM2.5 Standard"). In February 2025, the WDNR submitted a State Implementation Plan to the EPA recommending Wisconsin be designated as an attainment area under the 2024 PM2.5 Standard. The EPA has not yet issued its attainment designations and has indicated it may extend the designation period. A designation of nonattainment status could impact future permitting activities for facilities in applicable locations, including the potential need for improved or new air pollution control equipment. With our planned transition from coal-fired plants to natural gas-fired plants and renewable generating facilities, we do not expect the 2024 PM2.5 Standard to have a material impact on our units.

In November 2025, the EPA filed a motion with the D.C. Circuit Court of Appeals to vacate the 2024 PM2.5 Standard. The 2024 PM2.5 Standard remains in effect while the motion is being considered. See the Federal Deregulatory Actions discussion above for more information regarding potential deregulatory actions regarding this rule.

New Source Performance Standards – *Nitrogen Oxides –* In January 2026, the EPA released a pre-publication version of its final rule regulating NOx for CTs constructed, modified, or reconstructed after December 13, 2024. The final rule, which became effective January 15, 2026 and established NOx emissions standards for several subcategories of new, modified, and reconstructed CTs based on the size, rates of utilization, design efficiency, and fuel type of these turbines. We believe we are well positioned to comply with this rule.

Climate Change – Pursuant to the final GHG Power Plant Rule, there are no applicable GHG emission standards for coal plants until the end of 2031. Thereafter, the applicable standard is dependent upon the unit's retirement date. Numerous parties have challenged the GHG Power Plant Rule through litigation pending in the D.C. Circuit Court of Appeals, and it is being held in abeyance at the request of the parties.

In March 2024, the EPA announced it had removed regulations on existing natural gas CTs from the rule. At that time, the EPA indicated it would work on new rulemaking in phases, focusing on CO_2 emissions, as well as NOx and hazardous air pollutants emissions. See New Source Performance Standards - Nitrogen Oxides above for a discussion of the EPA's recent actions addressing NOx.

In June 2025, the EPA issued a proposed rule that contains a primary and an alternative proposal which, depending on which version is finalized, would result in either a broad repeal of GHG emissions standards or a more narrow repeal of the rule's carbon capture and storage requirements. WEC Energy Group does not expect either alternative to have any impact on its current capital plan. Any final rule would likely be subject to litigation. See the Federal Deregulatory Actions discussion above for more information regarding potential deregulatory actions regarding this rule.

In April 2024, the EPA issued its final Mandatory Greenhouse Gas Reporting Rule, which includes updates to the global warming potentials to determine CO_2 equivalency for threshold reporting and the addition of a new section regarding energy consumption. In its current form, the rule will impact the reporting required for our electric generation facilities, LDCs, and underground natural gas storage facilities. In May 2024, the EPA also issued its final rule to amend reporting requirements for petroleum and natural gas systems. Under the current form of this rule, new leak emission factors and reporting requirements for large release events will impact the reporting required for our LDCs and underground natural gas storage facilities; however, under the Federal Deregulatory Actions discussion above, in September 2025, the EPA released a proposal to amend the GHG Reporting Program to permanently remove program obligations for most source categories, including our generation facilities. The EPA is also proposing to suspend program reporting requirements that would be applicable to our underground storage, LNG, and transmission affiliates until 2034. We continue to monitor the status of these deregulatory actions.

WEC Energy Group's capital plan includes the planned retirement of older, fossil-fueled generation, to be replaced with natural gas-fired generation and zero-carbon-emitting renewables. We have retired nearly 2,100 MWs of fossil-fueled generation since the beginning of 2018. WEC Energy Group expects to retire approximately 900 MWs of additional coal-fired generation by the end of 2031. See Note 8, Property, Plant, and Equipment, for more information related to our planned power plant retirements. WEC Energy Group has a long-term goal to achieve net carbon-neutral electric generation by the end of 2050. It expects to achieve this goal by continuing to make operating refinements, retiring less efficient generating units, and executing its capital plan. As part of our path toward this goal, we have started implementing co-firing with natural gas at the ERGS coal-fired units in 2025. WEC Energy Group expects to use coal only as a backup fuel by the end of 2030 and to be in a position to eliminate coal as an energy source by the end of 2032.

WEC Energy Group also continues to focus on methane emission reductions by improving and upgrading its natural gas distribution system and using RNG throughout its natural gas utility systems.

Water Quality

Clean Water Act Cooling Water Intake Structure Rule – The Clean Water Act Cooling Water Intake Structure Rule requires the location, design, construction, and capacity of cooling water intake structures at existing power plants reflect the BTA for minimizing adverse environmental impacts. The rule applies to all of our existing generating facilities with cooling water intake structures, except for the ERGS units, which were permitted and received a final BTA determination under the rules governing new facilities.

Other than OCPP Units 7 and 8, we have received final or interim BTA determinations for all generation facilities where applicable. We believe existing technology at OCPP Units 7 and 8 also meets the rule requirements for BTA and anticipate that the units will receive that determination when their Wisconsin Pollutant Discharge Elimination System permit is reissued, which is expected in 2026.

Steam Electric Effluent Limitation Guidelines – The EPA's 2024 Supplemental ELG Rule (the "2024 ELG Rule") established ZLD requirements for bottom ash transport water, flue gas desulfurization, and combustion residual leachate wastewaters at coal-fueled facilities. The 2024 ELG Rule also established a new subcategory, providing an alternative compliance pathway for facility owners that commit to the PCCC at a particular facility by December 31, 2034. In exchange for this commitment, ZLD technologies will not be required and less stringent standards will apply at applicable facilities. The 2024 ELG Rule also allows owners of coal-fired units who opted into a cessation of coal subcategory to operate beyond the end of 2034 if needed for reliability concerns (i.e., energy emergencies and reliability must run agreements) as determined by the United States DOE, a public utility commission, or independent system operator. Based on current electric generation resource planning, in December 2025, we filed Notice of Planned Participations to opt into the PCCC subcategory for certain of our past and current coal-fueled facilities.

In December 2025, the EPA published a final rule, effective March 2, 2026, that extends the deadline for facility owners to opt into a subcategory under the 2024 ELG Rule, allowing them more time to assess potential compliance pathways to continue producing low-cost electricity into the future while meeting wastewater standards.

When the deadline extension rule was proposed, the EPA also solicited public comments related to the economic achievability and technical availability of ZLD technologies. Additional ELG rulemaking is anticipated that may lead to substantive changes to the ZLD technology-based requirements established in the 2024 ELG Rule.

In addition, numerous parties have challenged the 2024 ELG Rule through litigation in *SWEPCO v. U.S. EPA* pending in the United States Court of Appeals for the Eighth Circuit, which has been held in abeyance since February 2025. The 2024 ELG Rule, as well as the deadline extension rule, remain in effect during the pendency of the legal challenge. The outcome of this case may affect our compliance plans.

Land Quality

Manufactured Gas Plant Remediation – We have identified sites at which we or a predecessor company owned or operated a manufactured gas plant or stored manufactured gas. We have also identified other sites that may have been impacted by historical manufactured gas plant activities. We are responsible for the environmental remediation of these sites. We are working with the state of Wisconsin in our investigation and remediation planning and efforts. These sites are at various stages of investigation, monitoring, remediation, and closure.

The future costs for detailed site investigation, future remediation, and monitoring are dependent upon several variables including, among other things, the extent of remediation, changes in technology, and changes in regulation. Historically, our regulators have allowed us to recover incurred costs, net of insurance recoveries and recoveries from potentially responsible parties, associated with the remediation of manufactured gas plant sites. Accordingly, we have established regulatory assets for costs associated with these sites.

We have established the following regulatory assets and reserves for manufactured gas plant sites as of December 31:

(in millions)	2025	2024
Regulatory assets for environmental remediation costs	$ 7.8	$ 10.8
Reserves for future environmental remediation [1]	$ 7.7	$ 10.6

[1] Recorded within other long-term liabilities on our balance sheets.

Coal Combustion Residuals Rule – An EPA rule for CCR that applies to landfills, historic fill sites, and projects where CCR was placed at a power plant site became effective in November 2024. The rule also regulates previously exempt closed landfills.

We anticipate this rule will have an impact on some of our coal ash landfills, requiring additional remediation that is not currently required under the state programs. We expect the cost of additional remediation would be recoverable through future rates.

The rule is being challenged through litigation pending in the D.C. Circuit Court of Appeals. In December 2025, the D.C. Circuit Court of Appeals granted the EPA's motion to extend the ongoing abeyance while the EPA reconsiders certain aspects of the rule. In February 2026, the EPA published a final rule extending certain deadlines and making various corrections to the 2024 CCR Rule. The EPA has stated it plans to publish a new final rule by the end of 2026. See the Federal Deregulatory Actions discussion above for more information regarding potential deregulatory actions regarding this rule.

Renewables, Efficiency, and Conservation

Wisconsin Legislation – In 2005, Wisconsin enacted Act 141, which established a goal that 10% of all electricity consumed in Wisconsin be generated by renewable resources annually. We have achieved our required renewable energy percentage of 8.27% by constructing various wind and solar facilities, a biomass facility, and by also relying on renewable energy purchases. We continue to review our renewable energy portfolio and acquire cost-effective renewables as needed to meet our requirements on an ongoing basis.

The PSCW administers the renewable program related to Act 141, and we fund the program, along with other utilities, based on 1.2% of our annual retail operating revenues.

Enforcement and Litigation Matters

We are involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although we are unable to predict the outcome of these matters, management believes that appropriate reserves have been established and that final settlement of these actions will not have a material impact on our financial condition or results of operations.

NOTE 23—SUPPLEMENTAL CASH FLOW INFORMATION

The following table provides additional information regarding our statements of cash flows:

(in millions)	Year Ended December 31					
		2025		2024		2023
Cash paid for interest, net of amount capitalized	$	482.7	$	474.9	$	463.8
Cash paid for income taxes, net		57.5		64.3		99.1
Significant non-cash investing and financing transactions:						
Accounts payable related to construction costs		191.8		178.4		71.8
Liabilities accrued for software licensing agreements		9.0		—		—

Cash, Cash Equivalents, and Restricted Cash

The statements of cash flows include our activity related to cash, cash equivalents, and restricted cash. The following table reconciles the cash, cash equivalents, and restricted cash amounts reported within the balance sheets at December 31 to the total of these amounts shown on the statements of cash flows:

(in millions)		2025		2024		2023
Cash and cash equivalents	$	—	$	0.4	$	6.1
Restricted cash included in other current assets		2.0		1.5		0.8
Restricted cash included in other long-term assets		0.6		0.6		0.6
Cash, cash equivalents, and restricted cash	$	2.6	$	2.5	$	7.5

Our restricted cash consisted of cash on deposit in a financial institution that is restricted to satisfy the requirements of a debt agreement at WEPCo Environmental Trust. See Note 21, Variable Interest Entities, for more information.

NOTE 24—REGULATORY ENVIRONMENT

Very Large Customer and Bespoke Resources Tariffs

In March 2025, we filed an application with the PSCW requesting approval to implement a VLC Tariff and a Bespoke Resources Tariff. We subsequently filed testimony in October 2025 slightly modifying the initial proposals. Under these proposed inter-connected tariffs, VLCs (new customers using 500 MWs or more, such as large data centers) will have access to reliable power to meet their needs and will directly pay for the electricity they consume, along with the power plants and distribution facilities built to serve them and operating and transmission costs allocated to their usage. The proposed tariffs are designed so that the costs associated with these VLCs are not subsidized by or shifted to residential or business customers.

The two new tariffs will work in tandem as VLCs will be required to sign a service agreement and subscribe to a portion of one or more "Bespoke Resources," including renewable generation facilities, battery storage, and natural gas generation units. Under these agreements, if a VLC terminates or downsizes its plans, it will still be required to pay for the Bespoke Resources and dedicated distribution facilities that have been built to support its forecasted load, unless the facilities can be repurposed, subject to PSCW approval. Service agreements under the Bespoke Resources Tariff will be effective for the depreciable life of the resource, except for wind or solar resources which will have a term of 20 years. As currently proposed, the ROE (can range from 10.48% to 10.98% as agreed upon with the customer) and equity ratio (57%) will both be fixed for the entire term of the agreement, and the revenue and costs recovered through the tariffs will be excluded from future rate case proceedings and earnings sharing mechanisms.

We expect a decision from the PSCW in the second quarter of 2026. Prior to the PSCW approving the tariffs, for infrastructure investments that have not received regulatory approval, we require VLCs to enter into payment and cancellation agreements which obligate the VLC to reimburse us for all costs associated with projects, including any associated costs incurred by ATC for transmission infrastructure projects, requested by the customer until service agreements are executed under the approved tariffs. Reimbursement is required if, among other things, the VLC terminates the payment and cancellation agreement or reduces its anticipated load, or regulatory approval is not received for the construction of a project.

2025 and 2026 Rates

In April 2024, we filed a request with the PSCW to increase our retail electric, natural gas, and steam rates. The primary drivers of the requested increases in electric rates were continued capital investments to transition our generation fleet from coal to renewables and natural gas-fueled generation, increased costs driven by higher inflation and interest rates, and the recovery of regulatory assets previously approved by the PSCW. The requested increases in natural gas rates were driven by our ongoing capital investments in reliability and safety projects, including LNG storage facilities, as well as the impacts from higher inflation and increased interest rates.

In December 2024, the PSCW issued a final written order approving electric, natural gas, and steam base rate increases, effective January 1, 2025 and 2026, as applicable. The final written order reflected the following:

2025 rate increase	
Electric [1]	$ 144.0 million / 4.2%
Gas	$ 41.3 million / 7.1%
Steam	$ 1.5 million / 5.0%
2026 rate increase [2]	
Electric [1]	$ 169.5 million / 4.5%
Gas	$ 29.8 million / 4.5%
ROE	9.8%
Common equity component average on a financial basis	53.0%

[1] Amounts reflect the impact to our Wisconsin retail electric operations and include the incremental decrease resulting from updated fuel costs.

[2] The 2026 rate increases are incremental to the previously authorized revenue plus the approved rate increases for 2025.

Effective January 1, 2025, we were required to implement a new earnings sharing mechanism, under which, if we earn above our authorized ROE: (i) we retain 100.0% of earnings for the first 15 basis points above the authorized ROE; (ii) 50.0% of the next 25 basis points is required to be refunded to ratepayers; and (iii) 100.0% of any remaining excess earnings is required to be refunded to ratepayers.

2024 Limited Rate Case Re-Opener

In accordance with our rate order approved by the PSCW in December 2022, we filed a request with the PSCW in May 2023 for a limited electric and natural gas rate case re-opener. Our limited electric rate case re-opener included updated fuel costs and revenue requirements for the generation projects that were previously approved by the PSCW and were placed into service in 2023 or were expected to be placed into service in 2024. It also included the projected savings from the retirement of the OCPP Units 5 and 6, which were retired in May 2024. Our limited natural gas rate case re-opener reflected the additional revenue requirements associated with our previously approved LNG project that was placed into service in November 2023.

In December 2023, the PSCW issued a final written order approving electric and natural gas rate increases, effective January 1, 2024. The final orders reflected the following:

2024 incremental rate increases	
Electric [1]	$ 82.2 million / 2.5%
Gas	$ 23.9 million / 4.5%

[1] Amount reflects the impact to our Wisconsin retail electric operations and includes the incremental increase from updated fuel costs.

Our ROE and common equity component average were not addressed in the limited rate case re-opener.

2023 and 2024 Rates

In April 2022, we filed a request with the PSCW to increase our retail electric, natural gas, and steam rates. Our request was updated in July 2022 to reflect new developments that impacted the original proposal. The requested increase in electric rates was driven by capital investments in new wind, solar, and battery storage; capital investments in natural gas generation; reliability investments, including grid hardening projects to bury power lines and strengthen our distribution system against severe weather; and changes in wholesale business with other utilities. Many of these investments had already been approved by the PSCW. The requested increase in natural gas rates primarily related to capital investments previously approved by the PSCW, including LNG storage for our natural gas distribution system.

In December 2022, the PSCW issued a final written order approving electric, natural gas, and steam base rate increases, effective January 1, 2023. The final order reflected the following:

2023 base rate increase	
Electric	$ 283.5 million / 9.1%
Gas	$ 46.1 million / 9.6%
Steam	$ 7.6 million / 35.3%
ROE	9.8%
Common equity component average on a financial basis	53.0%

In addition to the above, the final order included the following terms:

- We kept our then current earnings sharing mechanism, under which, if we earned above our authorized ROE: (i) we retained 100.0% of earnings for the first 15 basis points above the authorized ROE; (ii) 50.0% of the next 60 basis points was refunded to ratepayers; and (iii) 100.0% of any remaining excess earnings was required to be refunded to ratepayers.

- We were required to complete an analysis of alternative recovery scenarios for generating units that will be retired prior to the end of their useful life.

- We were not allowed to propose any changes to our real time pricing rates for large commercial and industrial electric customers through the end of 2024.

- We were required to lower monthly residential and small commercial electric customer fixed charges by $1.00 from previously authorized rates.

- We were required to offer an additional voluntary renewable energy pilot for commercial and industrial customers.

- We were required to continue to work with PSCW staff and other interested parties to develop alternative low income assistance programs. We, along with WPS, also collectively contributed $4.0 million to the Keep Wisconsin Warm Fund.

- We were required to implement escrow accounting treatment for pension and OPEB costs. As a result, we defer as a regulatory asset or liability, the difference between actual pension and OPEB costs and those included in rates until recovery or refund is authorized in a future rate proceeding.

- As discussed above, we were authorized to file a limited electric and natural gas rate case re-opener for 2024.

NOTE 25—OTHER INCOME, NET

Total other income, net was as follows for the years ended December 31:

(in millions)	2025	2024	2023
AFUDC-Equity	$ 78.9	$ 46.0	$ 41.0
Non-service components of net periodic benefit costs	(19.9)	24.3	24.1
Interest income	2.9	9.8	1.1
Other, net	1.0	(1.1)	2.6
Other income, net	$ 62.9	$ 79.0	$ 68.8

NOTE 26—NEW ACCOUNTING PRONOUNCEMENTS

Improvements to Interim Reporting

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270) Narrow-Scope Improvements. The amendments clarify interim disclosure requirements and the applicability of Topic 270. The amendments include a comprehensive list of interim disclosures that are currently required under GAAP. The amendments also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. Finally, the amendments clarify the types of interim reporting and the form and content of interim financial statements in accordance with GAAP. The amendments are effective for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

Accounting for Government Grants

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832) Accounting for Government Grants Received by Business Entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for a grant related to an asset and a grant related to income. The amendments also require disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. The amendments are effective for annual periods beginning after December 15, 2028, and interim periods within those annual periods, with early adoption permitted. We are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses. The amendments require disclosure of certain costs and expenses in the notes to financial statements, which are disaggregated from relevant expense captions on the income statement. The amendments also require additional qualitative disclosures of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. Finally, the amendments require disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses. The amendments are effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. We plan to adopt these amendments beginning with our fiscal year ending on December 31, 2027, and are currently evaluating the impact this guidance may have on our financial statements and related disclosures.

Deloitte.

Deloitte & Touche LLP
777 East Wisconsin Ave
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Milwaukee, WI 53202
USA

Tel: +1 414 271 3000
Fax: +1 414 347 6200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Wisconsin Electric Power Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wisconsin Electric Power Company and subsidiary (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Regulatory Assets and Liabilities - Impact of rate regulation on financial statements — Refer to Notes 7 and 24 to the financial statements

Critical Audit Matter Description

The Company is subject to regulation by state and federal regulatory bodies (collectively the “Commissions”) which have jurisdiction with respect to the rates of electric and gas utilities. Management has determined the Company meets the requirements under accounting principles generally accepted in the United States of

America to prepare its financial statements applying the Regulated Operations Topic of the Financial Accounting Standards Board's Accounting Standard Codification.

Rates are determined and approved in regulatory proceedings based on an analysis of the Company's costs to provide utility service and a return on, and recovery of, the Company's investment in the utility business. Current and future regulatory decisions can have an impact on the recovery of costs, the rate of return earned on investment, and the timing and amount of assets to be recovered through rates. The Commissions' regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Certain items that would otherwise be immediately recognized as revenues and expenses are deferred as regulatory assets and regulatory liabilities for future recovery or refund to customers, as authorized by the Company's regulators. While the Company has indicated it expects to recover costs from customers through regulated rates, there is a risk that the Commissions will not approve: (1) full recovery of the costs of providing utility service, (2) full recovery of all amounts invested in the utility business and a reasonable return on that investment or (3) timely recovery of costs incurred.

We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about the impacted account balances and disclosures and the subjectivity involved in assessing the impact of future regulatory orders on the financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and/or (2) a refund to customers. Auditing these judgments required specialized knowledge of accounting for rate regulation and the rate setting process due to its inherent complexities.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the impact of rate regulation on certain assets and liabilities included the following procedures, among others:

- We tested the effectiveness of management's controls over regulatory assets and liabilities, including management's controls over the evaluation of the likelihood of (1) the recovery in future rates of costs incurred reported as regulatory assets and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities. We also tested the effectiveness of management's controls over the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates.

- We inquired of Company management and independently obtained and read: (1) relevant regulatory orders issued by the Commissions for the Company, (2) Company filings with the Commissions, (3) filings made by intervenors and (4) other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. To assess completeness, we evaluated the information obtained and compared it to management's recorded regulatory asset and liability balances.

- For regulatory matters in process, we inspected the Company's filings with the Commissions and the filings with the Commissions by intervenors that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated management's conclusions regarding the probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

Deloitte & Touche LLP

February 20, 2026
We have served as the Company's auditor since 2002.

MARKET FOR OUR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no established public trading market for our common stock, as WEC Energy Group owns all of our outstanding common stock. See Note 11, Common Equity, for more information.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The information under "Nominees for Election to the Board of Directors" in Wisconsin Electric Power Company's definitive Information Statement being furnished to stockholders on or about March 26, 2026, and attached hereto, is incorporated herein by reference.

EXECUTIVE OFFICERS

The names and positions as of December 31, 2025 of Wisconsin Electric's executive officers are listed below.

Scott J. Lauber – Chairman of the Board and Chief Executive Officer.

Michael W. Hooper – President.

Robert M. Garvin – Executive Vice President - External Affairs of WEC Energy Group.

William J. Guc – Vice President and Controller.

Margaret C. Kelsey – Executive Vice President, General Counsel and Corporate Secretary.

Xia Liu – Executive Vice President and Chief Financial Officer.

Anthony L. Reese – Vice President and Treasurer.